Form 10-K, Exhibit 13
period 1995-03-31
STANFORD TELECOMMUNICATIONS INC
filed 1995-06-27
CIK 725727

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Since the Company's inception in 1973, revenues have been generated primarily from sales to agencies of the U.S. Government, including the DoD, the U.S. Air Force, Army and Navy, NASA and the FAA, or their prime contractors. Such revenues are generated from many contracts including programs requiring multi-year hardware and software development and limited production of products and systems. The Company's contracts often require the design, production, operation and maintenance of sophisticated equipment and systems and provision of system integration services in the digital telecommunications and satellite communications fields. A substantial portion of the digital telecommunications and satellite communications research and development performed by the Company since its inception has been funded by its customers and recorded as revenues by the Company. Accordingly, the cost of performing this customer-funded research and development is included in "Direct and Indirect Costs" in the Company's financial statements. The Company's government contracts are generally cost-reimbursement plus profit or fixed-price contracts. The Company generally recognizes revenues from its long-term government contracts on a percentage-of-completion basis.

Commencing in the late 1980s, the Company began to pursue commercial opportunities utilizing its digital telecommunications technology developed and enhanced by the Company since its inception. Commercial revenues have risen from less than 6% of total revenues in fiscal 1989 to approximately 31% of total revenues in fiscal 1995. During fiscal 1995, commercial revenues which amounted to approximately $35.6 million included: (i) contract manufacturing revenues
from the Company's electronics assembly business ($12.1 million);   (ii) sales
of ASICs, circuit boards and subsystems to the telecommunications industry ($9.1 million); (iii) sales of off-the-shelf products for secure voice transmissions and GPS instrumentation ($7.5 million); (iv) development programs for INTELSAT and for a vehicle tracking and information services system ($4.0 million); and
(v) other commercial systems and product business ($2.9 million). The Company includes in commercial revenues sales of standardized or off-the-shelf products such as the digital interfaces for secure voice transmissions or GPS simulators to any customers, including government customers.

The Company's operating results have from time to time been adversely affected by non-recoverable cost overruns on certain fixed-price contracts, primarily fixed-price development contracts which have included significant software and hardware development. The Company's net income in fiscal 1993, 1994 and 1995 was adversely affected due to losses on a number of fixed-price development contracts. The Company has been instituting additional management controls to more closely monitor its bidding process and costs incurred on fixed-price development contracts, however, no assurance can be given that the Company will not incur losses on future fixed-price contracts or additional losses on existing contracts. The Company believes that development contracts are an important element in maintaining its technological leadership position in digital telecommunications. The Company plans to selectively bid on programs where it would be the sole provider or its technology leadership provides a competitive advantage. In addition, in order to position itself in the commercial marketplace, the Company may selectively enter into contracts with customers to deliver products where the Company will be funding a portion of the development costs. As a result, the Company may incur losses on certain fixed-price contracts. Such losses will be charged against results of operations in the period when they first become known, typically near the initiation of the contract and may have a material adverse effect on the Company's results of operations.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Statements of Income expressed as a percentage of the Company's total revenues:

                                                             YEAR ENDED MARCH 31
                                                           ------------------------
                                                            1993     1994     1995
                                                           ------   ------   ------
Revenues . . . . . . . . . . . . . . . . . . . . . . . .   100.0%   100.0%   100.0%
Costs and expenses:
   Direct and indirect costs . . . . . . . . . . . . . .    83.7     82.0     83.6
   General and administrative  . . . . . . . . . . . . .     6.3      6.9      8.2
   Research and development  . . . . . . . . . . . . . .     7.5      6.5      6.8
                                                           ------   ------   ------
                                                            97.5     95.4     98.6
                                                           ------   ------   ------
   Income from operations  . . . . . . . . . . . . . . .     2.5      4.6      1.4
Interest (expense) income net  . . . . . . . . . . . . .    (0.5)    (0.1)      .6
Arbitration settlement expenses  . . . . . . . . . . . .      --       --     (1.8)
                                                           ------   ------   ------
   Income before provision
   for income taxes and accounting change  . . . . . . .     2.0      4.5       .2
Provision for income taxes . . . . . . . . . . . . . . .    (0.8)    (1.6)     (.1)
                                                           ------   ------   ------
Income before change in accounting method  . . . . . . .     1.2      2.9       .1
Cumulative effect of change in accounting method . . . .      --      0.7       --
                                                           ------   ------   ------
Net income . . . . . . . . . . . . . . . . . . . . . . .     1.2%     3.6%      .1%
                                                           ------   ------   ------
                                                           ------   ------   ------

COMPARISON OF FISCAL YEARS
1993, 1994 AND 1995

REVENUES. Revenues were $92.8 million, $98.1 million and $114.4 million in fiscal 1993, 1994 and 1995, respectively, representing year-to-year increases of 6% in fiscal 1994 and 17% in fiscal 1995. The increase in revenues from fiscal 1993 to fiscal 1994 is primarily attributable to an increase in the Company's commercial operations. The increase in revenues from fiscal 1994 to fiscal 1995 is attributable to increases in both the Company's commercial operations as well as its government business sectors. Fiscal 1995 commercial and government business revenues of approximately $35.6 million and $78.8 million, respectively, compares with fiscal 1994 commercial and government business revenues of $26.9 million and $71.2 million, respectively and fiscal 1993 commercial and government business revenues of $36.5 million and $76.3 million, respectively. Although the Company experienced an increase in its government business revenues during fiscal 1995, budgetary pressures continue to affect Department of Defense and NASA budgets. The Company anticipates that its revenues from these government customers may not increase at the same level as experienced during fiscal 1995 and may remain flat and could decline in future periods. All contracts with the government are cancelable at any time for the convenience of the government. The Company is not aware of the cancellation or proposed cancellation of any of its current contracts. The Company plans to continue to selectively pursue government business where it has a competitive advantage, can be the sole provider or can be a prime contractor rather than a subcontractor. Over the past three years, the Company's commercial business represented approximately 18% of total revenues in fiscal 1993, 27% in fiscal 1994 and 31% in fiscal 1995. During this period, the volume of commercial business has increased as a result of the expansion of its contract manufacturing operations which followed the acquisition of a small electronics assembly facility in fiscal 1993, the organization of a separate division in fiscal 1991 to pursue opportunities for selling ASICs, circuit boards and subsystems to the telecommunications industry, the sale of of-the-shelf products and development programs for INTELSAT and for NYNEX Assurance Services.

DIRECT AND INDIRECT COSTS. Direct and indirect costs were $77.7 million, $80.4 million and $95.7 million in fiscal 1993, 1994 and 1995, respectively, representing 83.7%, 82.0% and 83.6% of revenues, respectively. The decrease in direct and indirect costs as a percentage of revenues in fiscal 1994 relative to fiscal 1993 is attributable primarily to a reduction in non-recoverable cost overruns on certain fixed-price development contracts. The increase in direct and indirect costs as a percentage of revenues in fiscal 1995 relative to fiscal 1994 is attributable primarily to an increase in reserves and non-recoverable cost overruns on certain fixed-price contracts. In fiscal 1993, 1994 and 1995, the Company experienced losses totaling $5.3 million, $2.4 million and $4.2 million, respectively on a number of fixed-price development contracts. For fiscal 1995, the company recorded a reserve of $2.8 million against the completion of a development contract with INTELSAT and incurred losses on several other development contracts totaling $1.4 million. The largest loss contract, other than INTELSAT, was a $.4 million loss taken against the completion of a U.S. Navy contract.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $5.9 million, $6.8 million and $9.4 million, respectively, representing year-to-year increases of 15% in fiscal 1994 and 38% in fiscal 1995. These increases were primarily a result of hiring additional technical marketing personnel and increased marketing expenses in pursuit of commercial opportunities. In addition, the Company has expanded its patent activities and has experienced increased legal costs associated with the protection of its intellectual property.

RESEARCH AND DEVELOPMENT. A substantial portion of the Company's research and development expenses consist of bid and proposal expenses associated with government contracts and certain large commercial programs. Bid and proposal expenditures are largely the initial advanced technology development efforts directed toward a specific product or technical task for which the Company must show technical viability. Research and development expenses were $6.9 million, $6.4 million and $7.7 million in fiscal 1993, 1994 and 1995, respectively. The fluctuation in these expenses is attributable primarily to the timing and magnitude of bid and proposal activity and the Company's decisions as to which opportunities to pursue. The Company expects research and development expenses as a percentage of revenues to increase in the future as it pursues additional commercial activities.

INCOME FROM OPERATIONS. Income from operations was $2.3 million, $4.5 million and $1.6 million for fiscal 1993, 1994 and 1995 respectively, representing a year-to-year increase of 94% in fiscal 1994 and a decrease of 64% in fiscal 1995. The increase in fiscal 1994 was primarily attributable to increased revenues and reduced losses on certain fixed-price development contracts. The decrease in fiscal 1995 was primarily attributable to an increase in reserves and non-recoverable cost overruns on certain fixed-price contracts and the recognition of revenues on certain large system level contracts at zero or minimal operating margins. The Company has entered into and may continue to enter into certain fixed-price development contracts with zero or minimal operating margin which it believes are essential to maintain and strengthen its competitive market position.

INTEREST INCOME (EXPENSE), NET. Interest expense, net was $.4 million, and $.1 million and interest income, net was $.7 million in fiscal 1993, 1994 and 1995, respectively. The reduction in interest expense, net from fiscal 1993 to 1994 reflects the combination of lower interest rates, decreased average borrowings and the effect of interest earned on short-term investments during the fourth quarter of fiscal 1994 resulting from the proceeds generated from the Company's secondary public offering of its common stock. During fiscal 1995 the Company earned interest from the proceeds generated from the Company's secondary public offering completed in January 1994 by investing the proceeds in interest bearing short-term investments.

ARBITRATION SETTLEMENT EXPENSES. During the third quarter of fiscal 1995, the Company received an unfavorable decision in an arbitration hearing involving an alleged default under a 1990 joint product development agreement. A charge of $1.6 million associated with the award to the prevailing party and other direct arbitration costs of $.5 million were recognized.

PROVISION FOR INCOME TAXES. Provision for income taxes was $.7 million, $1.5 million and $.1 million in fiscal 1993, 1994 and 1995, respectively. This represents an effective tax rate of 38.7% for fiscal 1993 and 35.0% for fiscal 1994 and 1995. The decrease in the effective tax rate during fiscal 1994 and 1995 compared with fiscal 1993 results primarily from the effect of the Omnibus Budget Reconciliation Act of 1993 and increased research and development tax credits.

ACCOUNTING CHANGE. Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting principle was an increase in net income of $.7 million in the first quarter of fiscal 1994. This item is non-recurring and does not affect any prior or later periods.

BOOKINGS AND BACKLOG. Funded bookings were $78.8 million, $106.6 million and $127.8 million in fiscal 1993, 1994 and 1995, respectively, representing year-to-year increases of 35% in fiscal 1994 and 20% in fiscal 1995. The increase in bookings were derived from both the Company's commercial operations as well as its government business sectors. During the past two fiscal years, the Company has increased its commercial bookings through expanded commercial offerings and has successfully pursued government business requiring development and delivery of fixed and mobile satellite terminals. The increase in bookings has resulted in the Company's backlog increasing from from $50.6 million at the end of fiscal 1993 to $59.1 million at the end of fiscal 1994, and to $72.5 million at the end of fiscal 1995.

QUARTERLY RESULTS

The Company's revenues and results of operations are subject to fluctuation from period to period. Factors that could cause the Company's revenues and operating results to vary from period to period include: underestimating costs on fixed-price contracts particularly for software and hardware development; timing, bidding activity and delivery of significant contracts and orders; termination of contracts; mix of products and systems sold, and services provided; historically reduced levels of operation during the holidays which occur primarily in the Company's third fiscal quarter; disruptions in delivery of components or subsystems; regulatory developments; and general economic conditions. Revenues have

QUARTERLY RESULTS

The following table presents the Company's financial results by quarter for fiscal 1993, 1994 and 1995. These quarterly financial results are unaudited. In the opinion of management, however, they have been prepared on the same basis as the audited financial information and include all adjustments necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.



                                                                     QUARTER ENDED
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                       -----------------------------------------------------------------------------------

                                                       FISCAL 1993                                FISCAL 1994
                                       ----------------------------------------   -----------------------------------------
                                       JUNE 30   SEPT. 30   DEC. 31    MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31
                                       -------   --------   --------   --------   --------   --------   --------   --------
STATEMENTS OF INCOME DATA:
Revenues . . . . . . . . . . . . . .   $20,788   $24,224    $21,609    $26,200    $24,322    $25,260    $23,445    $25,028
Costs and expenses:
  Direct and indirect costs  . . . .    18,097    19,992     17,815     21,811     19,607     20,983     19,575     20,277
  General and administrative . . . .     1,360     1,628      1,354      1,529      1,411      1,793      1,631      1,925
  Research and development . . . . .     1,961     1,720      1,275      1,960      2,102      1,202      1,120      1,931
                                       -------   --------   --------   --------   --------   --------   --------   --------
     Total costs and expenses  . . .    21,418    23,340     20,444     25,300     23,120     23,978     22,326     24,133
                                       -------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from
   operations  . . . . . . . . . . .      (630)      884      1,165        900      1,202      1,282      1,119        895
Interest (expense) income net  . . .       (82)      (89)      (137)      (120)       (70)       (88)       (77)       100
Arbitration settlement expenses  . .      --        --         --         --          --        --          --        --
                                       -------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before income
   taxes and accounting chang  . . .      (712)      795      1,028        780      1,132      1,194      1,042        995
(Provision) credit for income
   taxes . . . . . . . . . . . . . .       279      (311)      (398)      (302)      (442)      (404)      (378)      (303)
                                       -------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before change
   in accounting method  . . . . . .      (433)      484        630        478        690        790        664        692
Cumulative effect of change
   in accounting method  . . . . . .      --        --         --         --          700       --         --         --
                                       -------   --------   --------   --------   --------   --------   --------   --------
Net income (loss)  . . . . . . . . .   $  (433)  $   484    $   630    $   478    $ 1,390    $   790    $   664    $   692
                                       -------   --------   --------   --------   --------   --------   --------   --------
                                       -------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) per spare  . . . .   $  (.09)  $   .10    $   .13    $   .10    $   .28    $   .16    $   .13    $   .12
                                       -------   --------   --------   --------   --------   --------   --------  --------
                                       -------   --------   --------   --------   --------   --------   --------  --------
Weighted average common
   shares and equivalents  . . . . .     4,860     4,857      4,853      4,869      4,900      4,976      5,058     5,867

                                                      QUARTER ENDED
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                       ----------------------------------------
                                                     FISCAL 1995
                                       -----------------------------------------
                                       JUNE 30    SEPT. 30   DEC. 31    MAR. 31
                                       --------   --------   --------   --------
STATEMENTS OF INCOME DATA:
Revenues . . . . . . . . . . . . . .   $24,645    $28,319    $26,499    $34,921
Costs and expenses:
  Direct and indirect costs  . . . .    19,244     22,633     24,689     29,113
  General and administrative . . . .     2,000      2,423      2,166      2,773
  Research and development . . . . .     2,032      2,302      1,345      2,044
                                       --------   --------   --------   --------
     Total costs and expenses  . . .    23,276     27,358     28,200     33,930
                                       --------   --------   --------   --------
Income (loss) from
   operations  . . . . . . . . . . .     1,369        961     (1,701)       991
Interest (expense) income net  . . .       180        156        191        130
Arbitration settlement expenses  . .      --         --       (2,075)      --
                                       --------   --------   --------   --------
Income (loss) before income
   taxes and accounting chang  . . .     1,549      1,117     (3,585)     1,121
(Provision) credit for income
   taxes . . . . . . . . . . . . . .      (557)      (403)     1,282       (393)
                                       --------   --------   --------   --------
Income (loss) before change
   in accounting method  . . . . . .       992        714     (2,303)       728
Cumulative effect of change
   in accounting method  . . . . . .      --         --         --         --
                                       --------   --------   --------   --------
Net income (loss)  . . . . . . . . .   $   992    $   714    $(2,303)   $   728
                                       --------   --------   --------   --------
                                       --------   --------   --------   --------
Net income (loss) per spare  . . . .   $   .16    $   .11    $  (.37)   $   .12
                                       --------   --------   --------   --------
                                       --------   --------   --------   --------
Weighted average common
   shares and equivalents  . . . . .     6,221      6,244      6,256      6,252



generally increased on a quarterly basis since fiscal 1993 as a result of increasing commercial activities during the past three years and increased government related activities experienced during fiscal 1995. Revenues are generally lower during the third fiscal quarter ending December 31 because the Company reduces operations during the holiday period, and it expects to continue to reduce activities in future holiday periods. The Company's results of operation are adversely affected by losses on fixed-price development contracts. Direct and indirect costs were adversely affected throughout fiscal 1993, 1994 and 1995, by cost overruns on certain fixed-price development contracts. Research and development expenses include both research and development costs as well as bid and proposal expenses. Bid and proposal expenses, which often make up a substantial portion of this expense category, vary significantly from period to period based on the number of proposals being prepared at any time. These requests for proposals are not received evenly during the year or in any predictable pattern.

LIQUIDITY AND CAPITAL RESOURCES

Working capital increased from $26.2 million to $48.7 million at March 31, 1993 and 1994, respectively, and decreased to $48.0 million at March 31, 1995. The increase in working capital of $22.5 million from March 31, 1993 to March 31, 1994 was largely attributable to the Company's secondary offering of its common stock completed during January 1994. The decrease in working capital at March 31, 1995 was primarily attributable to a cash award paid to the prevailing party in an arbitration dispute and the need to fund certain contract losses.

Net cash provided by operating activities for the years ended March 31, 1993, 1994 and 1995 was $3.2 million, $9.8 million and $1.2 million, respectively. The increase in net cash provided by operating activities from fiscal 1994 to 1994 was largely attributable to an increase in net income and a decrease in unbilled receivables. The decrease from fiscal 1994 to fiscal 1995 was largely attributable to an increase in receivables, an increase in inventories associated with commercial contracts and a decrease in net income, associated with the cost overruns on fixed price development contracts and the arbitration settlement expenses.

The Company utilized its cash for the purchase of property and equipment totaling $4.7 million, $5.8 million and $6.2 million in fiscal 1993, 1994 and 1995. The Company has a bank credit commitment of $15.0 million which it has utilized to augment cash flow needs and to secure standby letter of credit or term loans not to exceed the lesser of $5.0 million, or the amount of fixed assets purchased during the preceding twelve months. Available borrowings under this line at March 31, 1995 were $15.0 million. Under this line of credit the Company must maintain certain financial covenants, including a minimum debt coverage for two consecutive fiscal quarters. As a result of not maintaining the minimum debt coverage during the third quarter of fiscal 1995, the Company is prohibited from utilizing the long term loan provision of its credit agreement for a minimum of six months unless a waiver is requested by the Company and granted by the bank. As of March 31, 1995 a waiver has not been requested. The credit arrangment expires on September 30, 1995. At March 31, 1995, the Company's long-term obligations (including current maturities) and capital lease obligations totaled approximately $.3 million. At March 31, 1995, cash and cash equivalents of $2.9 million were held in money market accounts and short-term investments of $9.9 million were held in U.S. Government Treasury instruments.

The Company believes that its current cash position, funds generated from operations and funds available from its existing bank credit agreement, will be adequate to meet the Company's requirements for working capital, capital expenditures and debt service for the foreseeable future.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Stanford Telecommunications, Inc.:

We have audited the accompanying balance sheets of Stanford Telecommunications, Inc. (a Delaware Corporation) as of March 31, 1995 and 1994, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Telecommunications, Inc. as of March 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 6 of the notes to financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

San Jose, California

May 2, 1995 (except with respect to the matter discussed in Note 9, as to which the date is May 9, 1995).


                                STATEMENTS OF INCOME

                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED MARCH 31
                                                           -------------------------------
                                                             1995        1994        1993
                                                           ---------   --------   --------
Revenues . . . . . . . . . . . . . . . . . . . . . . . .   $114,384    $ 98,055   $ 92,821
                                                           ---------   --------   --------
Costs and expenses:
  Direct and indirect costs  . . . . . . . . . . . . . .     95,679      80,442     77,715
  General and administrative . . . . . . . . . . . . . .      9,362       6,760      5,871
  Research and development   . . . . . . . . . . . . . .      7,723       6,355      6,916
                                                           ---------   --------   --------
                                                            112,764      93,557     90,502
                                                           ---------   --------   --------
  Income from operations . . . . . . . . . . . . . . . .      1,620       4,498      2,319

Interest income (expense), net . . . . . . . . . . . . .        657        (135)      (428)
Arbitration settlement expenses  . . . . . . . . . . . .     (2,075)       --         --
                                                           ---------   --------   --------
  Income before provision for income taxes and
    change in accounting method  . . . . . . . . . . . .        202       4,363      1,891

Provision for income taxes . . . . . . . . . . . . . . .        (71)     (1,527)      (732)
                                                           ---------   --------   --------
Income before change in accounting method  . . . . . . .        131       2,836      1,159

Cumulative effect of change in accounting method . . . .       --           700       --
                                                           ---------   --------   --------
Net income . . . . . . . . . . . . . . . . . . . . . . .   $    131    $  3,536   $  1,159
                                                           ---------   --------   --------
                                                           ---------   --------   --------
Earnings per share:
  Income before change in accounting method  . . . . . .   $    .02    $    .54   $    .24
  Cumulative effect of change in accounting method . . .       --           .14       --
                                                           ---------   --------   --------
  Net Income . . . . . . . . . . . . . . . . . . . . . .   $    .02    $    .68   $    .24
                                                           ---------   --------   --------
                                                           ---------   --------   --------
Weighted average number of common and
   common equivalent shares outstanding  . . . . . . . .      6,242       5,197      4,865
                                                           ---------   --------   --------
                                                           ---------   --------   --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)


                                                               MARCH 31
                                                           -----------------
                                                           1995         1994

ASSETS

Current assets:
   Cash and cash equivalents                           $  2,910     $  5,840
   Short-term investments                                 9,907       11,466
   Accounts receivable                                   22,930       15,911
   Unbilled receivables                                  16,891       16,593
   Inventories, net of related progress billings         15,798        8,745
   Prepaid expenses and other                             3,558        1,570
                                                       --------     --------
     Total current assets                                71,994       60,125
                                                       --------     --------

Property and equipment at cost:
   Electronic test equipment                             38,108       33,949
   Furniture and fixtures                                 2,889        3,225
   Leasehold improvements                                 3,052        2,550
                                                       --------     --------
                                                         44,049       39,724
   Less: Accumulated depreciation and amortization      (28,441)     (25,719)
                                                       --------     --------
     Net property and equipment                          15,608       14,005
                                                       --------     --------
       Other assets                                         403          373
                                                       --------     --------
                                                       $ 88,005     $ 74,503
                                                       --------     --------
                                                       --------     --------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Current maturities of long-term obligations         $    158     $    171
   Accounts payable                                      11,268        3,420
   Advance payments from customers                          963          791
   Accrued liabilities                                   10,183        6,519
   Accrued and current deferred income taxes              1,463          565
                                                       --------     --------
     Total current liabilities                           24,035       11,466
                                                       --------     --------
Long-term obligations, less current maturites               161          235
                                                       --------     --------
Other long-term liabilities                                 927          626
                                                       --------     --------
Deferred income taxes                                       785          809
                                                       --------     --------

Commitments and contingencies (Notes 3 and 8)

Shareholders' equity:
   Common shares - par value $.01; 10,000 shares
    authorized
     Common stock -
       Authorized - 9,000 shares
       Outstanding - 6,234 shares in 1995; 6,181
        shares in 1994                                       62           62
     Series B Common Stock -
       Authorized - 800 shares
       Outstanding - none                                   ---          ---
     Paid-in capital                                     37,051       36,452
     Retained earnings                                   24,984       24,853
                                                       --------     --------
       Total shareholders' equity                        62,097       61,367
                                                       --------     --------
                                                       $ 88,005     $ 74,503
                                                       --------     --------
                                                       --------     --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         STATEMENTS OF SHAREHOLDERS' EQUITY
                                    (IN THOUSANDS)

                                                                  COMMON STOCK                                          TOTAL
                                                               -----------------       PAID-IN       RETAINED        SHAREHOLDERS'
                                                               SHARES      AMOUNT      CAPITAL       EARNINGS           EQUITY
                                                               ------      ------      -------       --------        -------------
BALANCE, MARCH 31, 1992                                         4,870      $   48       $16,294       $ 20,158              $36,500

   Sale of common stock under
     Employee Stock Option Plan,
     net of shares exchanged                                       34           1           119            ---                  120

   Issuance of common stock
     as awards to employees                                         2         ---             8            ---                    8

   Repurchase of common stock                                     (42)         (1)         (215)           ---                 (216)

   Net income                                                     ---         ---           ---          1,159                1,159
                                                               ------       -----       -------         ------              -------
BALANCE, MARCH 31, 1993                                         4,864          48        16,206         21,317               37,571

   Sale of common stock, net
     of issuance costs                                          1,150          12        17,985            ---               17,997

   Sale of common stock under
     Employee Stock Purchase Plan                                   8         ---           182            ---                  182

   Sale of common stock under
     Employee Stock Option Plan,
     net of shares exchanged                                     155            2         1,582            ---                1,584

   Issuance of common stock
     as awards to employees                                        4          ---            50            ---                   50

   Tax benefits from employee
     stock transactions                                          ---          ---           447            ---                  447

   Net income                                                    ---          ---           ---          3,536                3,536
                                                             -------      -------       -------        -------              -------
BALANCE, MARCH 31, 1994                                        6,181           62        36,452         24,853               61,367

   Sale of common stock under
     Employee Stock Purchase Plan                                 36          ---           430            ---                  430

   Sale of common stock under
     Employee Stock Option Plan,
     net of shares exchanged                                      14          ---            86            ---                   86

   Issuance of common stock
     as awards to employees                                        3          ---            42            ---                   42

   Tax benefits from employee
     stock transactions                                          ---          ---            41            ---                   41

   Net income                                                    ---          ---           ---            131                  131
                                                             -------      -------       -------        -------              -------
BALANCE, MARCH 31, 1995                                        6,234      $    62       $37,051        $24,984              $62,097
                                                             -------      -------       -------        -------              -------
                                                             -------      -------       -------        -------              -------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                     STATEMENTS OF CASH FLOWS
                                          (IN THOUSANDS)

                                                                     YEAR ENDED MARCH 31
                                                                 --------------------------
                                                                   1995       1994       1993
                                                                -------    -------    -------
Cash flows from operating activities:
   Net income                                                   $   131    $ 3,536    $ 1,159
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                                4,330      3,960      3,983
     Issuances of stock to employees under bonus
      and award plans                                                42         50          8
     Provision for losses on receivables and contracts            3,073        202        172
     Loss on retirements of property and equipment                  210        159        ---
     Change in accounting method                                    ---       (700)       ---
   (Increase) decrease in assets:
     Receivables billed and unbilled                             (8,355)     5,251     (3,302)
     Inventories                                                 (6,888)    (3,467)       723
     Prepaid expenses and other assets                           (2,018)       (84)       766
   Increase (decrease) in liabilities:
     Accounts payable, advance payments and accrued expenses      9,484       (488)       230
     Other long-term liabilities                                    301        601         25
     Accrued and deferred income taxes                              874        798       (533)
                                                               --------   --------    -------
       Net cash provided by operating activities                  1,184      9,818      3,231
                                                               --------   --------    -------

Cash used in investing activities:
   Purchase of short-term investments                           (9,907)    (11,466)       ---
   Proceeds from maturities of short-term investments           11,466         ---        ---
   Purchase of property and equipment                           (6,210)     (5,846)    (4,733)
   Proceeds from sale of property and equipment                     67         ---        ---
                                                               --------   --------    -------
     Net cash used in investing activities                      (4,584)    (17,312)    (4,733)
                                                               --------   --------    -------

Cash flows from financing activities:
   Payments on capital lease obligations                           (87)       (176)      (108)
   Payments on notes payable to bank                               ---     (14,925)   (11,219)
   Proceeds from term notes                                        ---       7,800     13,500
   Proceeds from transactions under stock plans                    557       1,766        120
   Proceeds from sale of common stock                              ---      17,997        ---
   Repurchase of common stock                                      ---         ---       (216)
                                                               -------    --------    -------
     Net cash provided by financing activities                     470      12,462      2,077
                                                               -------    --------    -------

Net increase (decrease) in cash and cash equivalents            (2,930)      4,968        575

Cash and cash equivalents at beginning of year                   5,840         872        297
                                                               -------    --------    -------

Cash and cash equivalents at end of year                       $ 2,910    $  5,840    $   872
                                                               -------    --------    -------
                                                               -------    --------    -------


SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS)

Cash paid during the year for interest and income taxes was as follows:

                                                                  1995        1994       1993
                                                               -------    --------    -------

   Interest                                                    $    51    $    264    $   464
   Income taxes                                                $   769    $  1,353    $   448



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
The Company designs, develops, manufactures, markets and supports digital telecommunications systems for satellite communications, navigation and tracking, wireless and digital cable telecommunications. The Company's revenues are generated from U.S. Government contracts where the Company may be either the prime contractor or a subcontractor or from commercial customers. The Company principally uses the percentage-of-completion method of accounting for contract revenues. The percentage-of-completion method is based on total costs incurred to date compared with estimated total costs upon completion of contracts. Revenues for fixed price contracts, which do not have progress payment clauses, are recognized at the time of delivery of the finished product. Certain contracts provide for milestone billings which are recorded as revenues when the defined milestones are met. The company recognizes revenues for standard, off the shelf products and certain commercial products upon shipment to the customer. The Company charges all losses on contracts to cost of sales in the period when the loss is known. Furthermore, the Department of Defense accounted for 44%, 47%, and 53% of total revenues in 1995, 1994, and 1993, respectively.

FISCAL YEAR
The Companys fiscal year is composed of four 13-week quarters, each of which ends on the Thursday closest to the corresponding calendar quarter end. For convenience, the Company has presented its fiscal year as ending on March 31.

RECEIVABLES
The Company provides a reserve for doubtful accounts where circumstances indicate that one is necessary. As of March 31, 1995 and 1994, the Company's reserve for doubtful accounts was $650,000 and $243,000, respectively.

UNBILLED RECEIVABLES
Unbilled receivables represent differences between billings and revenues recognized on fixed price and cost plus contracts. On fixed price contracts, the unbilled amounts represent revenues recognized under the percentage-of-completion method of accounting which exceed the amounts that are billable according to contract terms. In general, the Company is authorized to bill between 80% to 100% of the costs expended on a contract. The remaining portion (if any) is billable as contract deliverables are accepted by the customer. On cost plus contracts, the unbilled amounts mainly represent (a) a portion (generally 15%) of the negotiated contract fees which are not billable until the completion of the contract and (b) differences between actual indirect rates and government approved billing rates which are not billable until approval of final indirect rates by the respective governmental agencies. As of March 31, 1995, the Company has received final indirect rate approval for charges through fiscal 1988.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and related indirect expenses. General and administrative costs are only included in inventory for government contracts, as such costs are reimbursed by the government. Work in-process mainly represents costs incurred on short-term contracts. The components of inventory are (in thousands):

                                                        March 31
                                                -------------------------
                                                   1995             1994
                                                  ------           ------
     Raw materials and supplies                  $   175           $  179

     Work-in-process                              13,027            6,401

     Finished goods                                1,820            1,303

     Allocated general and administrative costs      938              867

     Less progress billings                         (162)              (5)
                                                --------          -------
                                                 $15,798           $8,745
                                                --------          -------
                                                --------          -------

Total general and administrative expenses incurred during the fiscal years ended March 31, 1995, 1994 and 1993 are $9,362,000, $6,953,000 and $5,901,000,
respectively.

CAPITALIZED COMPUTER SOFTWARE
Effective April 1, 1994, the Company began capitalizing certain software development costs in compliance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Prior to that date, eligible costs had not been significant.

Capitalization of Computer software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. The Company capitalizes direct costs incurred in connection with the software development subsequent to the establishment of technological feasibility for the products. Capitalized software development costs amounted to $367,000 in 1995 and are included in property and equipment in the accompanying balance sheet. Amortization of capitalizated software begins upon initial product shipment and extends over the estimated economic life of the product. As of March 31, 1995 $30,000 has been amortized and the net value is $337,000.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization are provided over the estimated useful lives of the assets (5 to 7 years or the term of the lease), using the straight-line method for financial reporting purposes and accelerated methods for certain depreciable assets for tax purposes.

ACCRUED LIABILITIES
Accrued liabilities consist of the following (in thousands):

                                                   MARCH 31
                                           -----------------------
                                            1995             1994
                                           ------           ------
     Compensation and employee benefits. . $5,710           $5,296

     Accrued contract cost . . . . . . . .  3,595              525

     Other . . . . . . . . . . . . . . . .    878              698
                                          -------          -------
                                          $10,183           $6,519
                                          -------          -------
                                          -------          -------

INVESTMENTS IN DEBT AND EQUITY SECURITIES
Effective April 1, 1994, the Company adopted the provisions of  "SFAS" No.
115.  "Accounting for Certain Investments in Debt and Equity Securities."
The Adoption of SFAS No. 115 did not have a material impact on the Company's financial statements. As of March 31, 1995 the aggregate cost basis, fair market value and unrealized holding gain on short term investments consisted of $9,907,000, $10,090,000 and $183,000, respectively. Short term investments consist entirely of U.S. Treasury Notes and are classified as held to maturity. The securities mature at various dates within one year.

2. LINE OF CREDIT

The Company has a bank credit commitment of $15,000,000 which it has utilized to augment cash flow needs and standby letter of credit and to secure term loans not to exceed the lesser of $5,000,000 or the amount of fixed assets purchased during the preceding twelve months. Available borrowings under this line at March 31, 1995 were $15,000,000. Under this line of credit the Company must maintain certain financial covenants, including a minimum debt coverage for two consecutive fiscal quarters. As a result of not maintaining the minimum debt coverage during the third quarter of fiscal 1995, the Company is prohibited from utilizing the long term loan provision of its credit agreement for a minimum of six months unless a waiver is requested by the Company and granted by the bank. As of March 31, 1995, a waiver was not requested. The credit commitment expires on September 30, 1995.

3. COMMITMENTS

The Company leases its buildings and other equipment under noncancellable operating lease agreements that expire at various dates through 2003. The Company also leases certain office equipment under capital leases which expire during 2000. The terms of several of the Company's leases provide for deferral of cash rental payments over various periods. Rental expense under these agreements is recognized on a straight-line basis. As of March 31, 1995 the Company has accrued approximately $877,000 in related expense which is included in other long-term liabilities in the accompanying balance sheet. Approximate future minimum lease payments under these leases are as follows (in thousands):

     Year Ending March 31                Operating Leases              Capital Leases
                                         ----------------              --------------
          1996 . . . . . . . . . . . . .      $ 3,228                       $161
          1997 . . . . . . . . . . . . .        2,960                         90
          1998 . . . . . . . . . . . . .        2,967                         67
          1999 . . . . . . . . . . . . .        3,012                         22
          2000 . . . . . . . . . . . . .        2,538                          7
          Thereafter . . . . . . . . . .        2,764                         --
                                              -------                       ----
          Total minimum lease payments .      $17,469                        347
                                              -------
                                              -------
          Less: interest . . . . . . . .                                     (28)
                                                                            ----
                                                                             319
          Less current portion . . . . .                                    (158)
                                                                           -----
                                                                            $161
                                                                           -----
                                                                           -----

Rental expenses charged to operations totalled approximately $3,432,000, $3,387,000, and $4,358,000 for the years ended March 31, 1995, 1994 and 1993, respectively. During 1995, 1994, and 1993 the Company acquired equipment under capital leases in the amounts of $81,000, $52,000, and $357,000, respectively.

4. EARNINGS PER SHARE

Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods. Common stock equivalents consist of the dilutive effect of outstanding options to purchase common stock. Fully diluted earnings per share are substantially the same as reported earnings per share.

5. RETIREMENT PLAN

The Employee Retirement Plan, a defined contribution plan covering substantially all employees, provides for future Company contributions of 3% of eligible employees annual compensation. The Company's combined contributions totaled approximately $1,037,000 in 1995, $1,006,000 in 1994 and $1,123,000 in 1993. The Employee Retirement Plan permits eligible employees to make voluntary before-tax salary deferral contributions

6. INCOME TAXES

Through March 31, 1993, the Company accounted for income taxes pursuant to Accounting Principles Board (APB) Opinion 11. Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS
109), Accounting for Income Taxes. This statement provides for a liability approach under which deferred income taxes are provided based on enacted tax laws and rates applicable to the periods in which the taxes become payable. SFAS 109 was adopted on a prospective basis and amounts presented for prior years have not been restated. The cumulative effect of this change in accounting method increased earnings in fiscal 1994 by $700,000 or $0.14 per share.
Income before provision for income taxes and the provision for income taxes charged to operations were comprised of the following (in thousands):

                                                    YEAR ENDED MARCH 31

                                              1995           1994        1993
                                             ------         ------      ------
Income before provision for income taxes    $   202         $4,363      $1,891
                                             ------         ------      ------
                                             ------         ------      ------
Provision for (benefit from) income taxes:
         Current
            Federal . . . . . . . . . . . .   1,870         $  984      $  (71)
            State . . . . . . . . . . . . .     503            212         (14)

         Deferred, net
            Federal . . . . . . . . . . . .  (1,817)           210         676
            State . . . . . . . . . . . . .    (485)           121         141
                                             ------         ------      ------

        Net tax provision . . . . . . . . . $    71         $1,527      $  732
                                             ------         ------      ------
                                             ------         ------      ------

The principal components of the deferred income tax provision computed under APB 11 for the year ended March 31,1993 is as follows (in thousands):

                                                                   1993
                                                                 -------
Percentage-of-completion contract accounting . . . . . . . . .   $ 1,215
State income taxes . . . . . . . . . . . . . . . . . . . . . .        77
Expenses recognized for income tax (financial statements)
  but not for financial statements (income tax ) . . . . . . .      (433)
Accelerated depreciation . . . . . . . . . . . . . . . . . . .       (92)
Other                                                                 50
                                                                 -------
     Total deferred provision  . . . . . . . . . . . . . . . .   $   817
                                                                 -------
                                                                 -------

The provision for income taxes for the three years ended March 31, 1995 differs from the U.S. statutory rate principally as follows:

                                                    YEAR ENDED MARCH 31

                                              1995          1994          1993
                                              ----          ----          ----
Statutory Federal income tax rate . . . . . . 34.0%         34.0%         34.0%
State income taxes, net of Federal benefit. .  5.3           5.3           5.8
Research and development credits  . . . . . . (5.0)           --          (3.0)
Other. . . . . . . . . .  . . . . . . . . . .   .7           2.4           1.9
Change in valuation allowance . . . . . . . .   --          (6.7)           --
                                             -----        ------        ------
Effective income tax rate . . . . . . . . . . 35.0%         35.0%         38.7%
                                             -----         -----        ------
                                             -----         -----        ------


The major components of deferred tax assets and liabilities as computed under SFAS 109 consisted of the following (in thousands):

                                                    MARCH 31       MARCH 31
                                                      1995           1994
                                                    --------       ---------
     Deferred tax asset:
     Reserves and accruals not currently
       deductible for tax purposes . . . . . . . .   $ 3,489        $ 2,273
     Tax credits . . . . . . . . . . . . . . . . .       256             --
                                                     -------        -------
       Total deferred tax asset. . . . . . . . . .     3,745          2,273

     Valuation allowance . . . . . . . . . . . . .      (206)          (206)
                                                     -------        -------

       Deferred tax asset net of allowance . . . .     3,539          2,067
                                                     -------        -------

     Deferred tax liability:
     Accelerated depreciation . . . . . . . . . . .     (785)          (809)
     Percentage of completion contract accounting .     (419)          (881)
                                                     -------        -------
       Total deferred tax liability . . . . . . . .   (1,204)        (1,690)
                                                    --------        -------

       Net deferred tax asset . . . . . . . . . . .  $ 2,335         $  377
                                                     -------        -------
                                                     -------        -------

The $2,335,000 net deferred tax asset as of March 31, 1995 was allocated on the accompanying balance sheet with $785,000 classified as a long term liability, and the remaining $3,120,000 classified as prepaid expenses and other.

7.  COMMON STOCK

In January 1994, the Company issued an additional 1,150,000 shares of common stock at a price of $17.00 per share through a secondary public offering, resulting in net proceeds of approximately $18 million.

In August 1990, the Board of Directors authorized the purchase of up to $2,500,000 of the Company's common stock on the open market. During 1995 and 1994 no shares were repurchased. Since August 1990 the Company has repurchased 272,500 shares at an average price of $5.51 per share.

The 1982 Stock Option Plan expired on January 26, 1991 precluding the issuance of option grants under that plan. However, existing and non-expired options may be exercised in accordance with the terms of the option agreement.

Under the 1991 Stock Option Plan (the "1991 Plan"), a total of 500,000 shares of common stock were reserved for future issuance to employees. In February 1995, the Board of Directors, subject to shareholder approval, passed a resolution to amend and restate the Company's 1991 Stock Option Plan. The amended and restated plan (a) increases the number of shares subject to the plan by 500,000 to 1,000,000, (b) permits the grant of options to certain non-employee directors, (c) adds individual grant limitations required under Internal Revenue Code section 162(m), allowing option income for certain individuals to be tax deductible by the Corporation and (d) to make other administrative changes. The 1991 Plan provides for the issuance of either incentive or non-qualified options. Incentive options can be granted at an exercise price not less than fair market value of the stock on the date of grant. Non-qualified options can be granted at an exercise price not less than 85% of the fair market value of the stock on the date of the grant. Options granted under the 1991 Plan become exercisable over such periods as determined by the Board of Directors. The 1991 Plan will expire in the year 2001.

Information with respect to these plans is as follows:

                                       1982 Stock Option Plan                        1991 Stock Option Plan
                                    -----------------------------        -----------------------------------------------
                                                        Option            Available                           Option
                                    Outstanding         Prices            for Grant   Outstanding             Prices
                                    -----------------------------        -----------------------------------------------
     Balance at March 31, 1992        563,052       $2.00 - $13.80         478,500       21,500          $ 8.00 - $10.00

     Granted                                                               (53,250)      53,250          $ 5.00 - $10.00
     Exercised                        (79,715)      $2.00 - $ 7.50            --           --                   --
     Terminated                      (256,792)      $1.40 - $12.50            --           --                   --
                                   ----------      ---------------        ---------    --------        -----------------
     Balance at March 31, 1993        226,545       $4.50 - $13.80          425,250      74,750          $ 5.00 - $10.00

     Granted                            --                --               (107,684)    107,684          $ 9.25 - $21.25
     Exercised                       (136,743)      $4.50 - $13.80            --        (24,062)         $ 5.00 - $10.00
     Terminated                       (50,302)      $9.25 - $11.60            4,936      (4,936)         $ 9.25 - $ 9.50
                                   ----------      ---------------        ---------    --------        -----------------
     Balance at March 31, 1994         39,500       $4.50 - $12.00          322,502     153,436          $ 5.00 - $21.25

     Granted                            --                --               (128,167)    128,167          $12.50 - $19.75
     Exercised                        (15,750)      $4.75 - $11.30                       (4,661)         $ 5.50 - $11.25
     Terminated                         --                --                  2,400      (2,400)         $ 9.25 - $17.38
                                   ----------      ---------------        ---------    --------        -----------------

     Balance at March 31, 1995         23,750       $4.50 - $12.00          196,735     274,542          $ 5.00 - $21.25
                                   ----------      ---------------        ---------    --------        -----------------
                                   ----------      ---------------        ---------    --------        -----------------

Options to purchase 23,750 and 36,750 shares were exercisable on March 31, 1995 and March 31, 1994, respectively, under the 1982 Stock Option Plan. Under the 1991 Stock Option Plan options to purchase 39,420 shares were exercisable on March 31, 1995, and there were no options to purchase shares exercisable on March 31, 1994.

The Company's Series B Restricted Common Stock Plan (the "Series B Plan") provides for the granting of certain stock purchase rights to key employees, officers and directors. The terms of payment, vesting provisions, conditions of purchase (including repurchase rights in favor of the Company) and consideration (which may be promissory notes or outstanding shares of the Company's common stock) for shares sold under the plan are to be determined by the Board of Directors ("Board"). The Series B common stock will be sold at no less than its fair market value. The Series B Plan is administered by the Board or by a committee of the Board. Because of the subordination of such shares to common stock as to certain matters and the uncertainty of the conversion of such shares into common stock, it is anticipated that the price for such shares will be substantially below the market price for the common stock. No purchase rights have been granted and no shares have been issued under the Series B Plan.

Under the 1992 Employee Stock Purchase Plan (the "1992 Purchase Plan"), a total of 200,000 shares of common stock have been reserved for issuance. The
Company makes offerings at such time and of such duration as its Board determines. As of March 31, 1995, 151,480 shares remained available for purchase.

8.  LITIGATION AND CONTINGENCIES

Results for 1995 include a third quarter charge of approximately $2.1 million to reflect an unfavorable arbitration award and related costs. The arbitration case relates to an alleged default under a 1990 joint product development agreement with Techsonic Industries, Inc. Under the arbitration decision Techsonic was awarded approximately $1.6 million based on allegations that the Company had failed to successfully complete the product called for by the agreement. The Company is also party to other disputes incidental to its business. The Company has prepared and presented documentation and support to the U.S. Government addressing post-award audit recommendations made by the Defense Contract Audit Agency. Management believes that the outcome of such contingencies will not have a materially adverse effect on the Company's financial position or results of operations.

9.  SUBSEQUENT EVENT

On May 9, 1995 the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one Common Share Purchase Right (the "Right") for each share of the Company's common stock outstanding on May 25, 1995.

Each Right entitles the holder thereof to purchase one share of the Company's common stock for $60. The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock. Upon such acquisition, each Right (other than those held by the acquiring person) will be exercisable for the number of shares of the Company's common stock having a market value at that time of twice the exercise price of the Right. If the Company subsequently enters into certain business combinations, each Right (other than those held by the acquiring person or group) will be exercisable for that number of shares of common stock of the other party to the business combination having a market value of two times the exercise price of the Right. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right. The Rights expire on May 9, 2005.

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS FOR THE FISCAL YEAR
                                                                    YEAR ENDED MARCH 31
                                           --------------------------------------------------------------------
                                            1995            1994           1993           1992          1991
                                            ----            ----           ----           ----          -----
Revenues                                  $114,384        $98,055        $92,821        $94,908       $102,537

Income from Operations                       1,620          4,498          2,319          5,601          6,963

Income before change
  in accounting method                         131          2,836          1,159          3,105          3,678

Cumulative effect of change
  in accounting method                          --            700             --             --             --

Net Income                                     131          3,536          1,159          3,105          3,678

Income per Share before change in
  accounting method                            .02            .54            .24            .63            .75

Cumulative effect of changes in
  accounting method                             --            .14             --             --             --

Weighted Average Shares                      6,242          5,197          4,865          4,913          4,917

Net Income
  as a Percent of Revenues                      .1%           3.6%           1.3%           3.3%           3.6%


FINANCIAL POSITION AT END OF FISCAL YEAR

Current Assets                            $ 71,994        $60,125        $45,007        $42,791       $ 41,875

Current Liabilities                         24,035         11,466         18,792         16,716         19,145

Working Capital                             47,959         48,659         26,215         26,075         22,730

Current Ratio                                  3.0            5.2            2.4            2.6            2.2

Property and Equipment, net                 15,608         14,005         12,226         11,038         11,736

Total Assets                                88,005         74,503         57,492         54,088         53,729

Long -Term Debt                                161            235            358            246            470

Shareholders' Equity                       $ 62,097        $61,367        $37,571        $36,500       $ 33,355

Common Stock Outstanding                     6,234          6,181          4,864          4,870          4,800

Book Value per Share                      $   9.96        $  9.93        $  7.72        $  7.50       $   6.95

SELECTED COMMON STOCK DATA

Stanford Telecommunications, Inc. Common Stock was offered to the public on October 6, 1983, and since that date has been traded on the Nasdaq stock market under the symbol STII. During January 1994, the Company completed a secondary offering of its common stock. The price per share reflected in the table represents the closing prices in the Nasdaq National Market System. The quotations represent inter-dealer quotations, without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

The Company has not paid dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business. A covenant under the current Line of Credit would require prior approval of any dividend by the Bank.

On March 31, 1995, there were approximately 1,427 holders of record of the Company's Common Stock.

FISCAL 1995                       HIGH           LOW
                                 ------         -----
  First Quarter                  18 3/4         11
  Second Quarter                 20 1/4         12 1/2
  Third Quarter                  20             13 1/8
  Fourth Quarter                 15 1/2         12 1/2


FISCAL 1994
  First Quarter                  14 3/4          8
  Second Quarter                 20 1/4         12 1/4
  Third Quarter                  27 1/2         15 3/4
  Fourth Quarter                 21 1/2         15 1/2

NASDAQ MARKET MAKERS

Oppenheimer & Co * Volpe Welty & Co. * Herzog, Heine, Geduld * Prudential Securities * Troster Singer * Mayer & Schweitzer * Dain, Bosworth * Sherwood Securities Corp.

NASDAQ TRADING VOLUME
Fiscal 1995 - 6,160,978 shares / Fiscal 1994 - 16,480,929 shares


24