Form 10-K405, Exhibit 13
period 1996-03-31
STANFORD TELECOMMUNICATIONS INC
filed 1996-06-28
CIK 725727

                                  EXHIBIT 13.1

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDIDTION AND RESULTS OF OPERATION

OVERVIEW

Since the Company's inception in 1973, revenues have been generated primarily from sales to agencies of the U.S. Government, including the DoD, the U.S. Air Force, Army and Navy, NASA and the FAA, or their prime contractors. Such revenues are generated from many contracts including programs requiring multi-year hardware and software development and limited production of products and systems. The Company's contracts often require the design, production, operation and maintenance of sophisticated equipment and systems and provision of system integration services in the digital telecommunications and satellite communications fields. A substantial portion of the digital telecommunications and satellite communications research and development performed by the Company since its inception has been funded by its customers and recorded as revenues by the Company. Accordingly, the cost of performing this customer-funded research and development is included in "Cost of Revenues" in the Company's financial statements. The Company's government contracts are generally cost-reimbursement plus profit or fixed-price contracts. The Company generally recognizes revenues from its long-term government contracts on a percentage-of-completion basis.

Commencing in the late 1980's, the Company began to pursue commercial opportunities utilizing its digital telecommunications technology developed and enhanced by the Company since its inception. Commercial revenues have risen from less than 6% of total revenues in fiscal year 1989 to approximately 46% of total revenues in fiscal year 1996. During fiscal year 1996, commercial revenues which amounted to approximately $66.3 million included: (i) contract manufacturing revenues from the Company's electronics assembly business ($29.1 million); (ii) sales of ASICs, circuit boards and subsystems to the telecommunications industry ($13.3 million); (iii) development programs for INTELSAT and DSC Communications Corporation ($14.7 million); (iv) sales of off-the-shelf products for secure voice transmissions and GPS instrumentation ($3.3 million); and (v) other commercial systems and product business ($5.9 million). The Company includes in commercial revenues sales of standardized or off-the-shelf products such as the digital interfaces for secure voice transmissions or GPS simulators to any customers, including government customers.

The Company's operating results have from time to time been adversely affected by non-recoverable cost overruns on certain fixed-price contracts, primarily fixed-price development contracts which have included significant software and hardware development. The Company's net income in fiscal year 1994 and 1995 was adversely affected due to losses on a number of fixed-price development contracts. The Company has instituted additional management controls to more closely monitor its bidding process and costs incurred on fixed-price development contracts, however, no assurance can be given that the Company will not incur losses on future fixed-price contracts or additional losses on existing contracts. The Company believes that development contracts are an important element in maintaining its technological leadership position in digital telecommunications. The Company plans to selectively bid on programs where it would be the sole provider or its technology leadership provides a competitive advantage. In addition, in order to position itself in the commercial marketplace, the Company may selectively enter into contracts with customers to deliver products where the Company will be funding a portion of the development costs. As a result, the Company may incur losses on certain fixed-price contracts. Such losses will be charged against results of operations in the period when they first become known, typically near the initiation of the contract and may have a material adverse effect on the Company's results of operations.

RESULTS OF OPERATIONS

The following tables set forth, for the periods indicated, certain items from the Company's Statements of Income expressed as a percentage of the Company's total revenues:
                                                        Year Ended March 31
                                                        -------------------
                                                  1994         1995        1996
                                                  ----         ----        ----

Revenues . . . . . . . . . . . . . . . . . . . . 100.0%       100.0%      100.0%
Cost of revenues . . . . . . . . . . . . . . . . .82.0         83.6        80.0
                                                  ----         ----        ----
  Gross profit . . . . . . . . . . . . . . . . . .18.0         16.4        20.0
                                                  ----         ----        ----
Research and development . . . . . . . . . . . . . 6.5          6.8         5.8
Marketing and administrative . . . . . . . . . . . 6.9          8.2         8.4
                                                  ----         ----        ----
  Total expenses . . . . . . . . . . . . . . . . .13.4         15.0        14.2
Operating income . . . . . . . . . . . . . . . . . 4.6          1.4         5.8
Interest income (expense), net . . . . . . . . . .(0.1)         0.6         0.6
Arbitration settlement charge. . . . . . . . . . . -           (1.8)        -
                                                  ----         ----        ----
Income before provision for income taxes and
change in accounting method. . . . . . . . . . . . 4.5          0.2         6.4
Provision for income taxes . . . . . . . . . . . .(1.6)        (0.1)       (2.1)
                                                  -----        -----       -----
Income before change in accounting method. . . . . 2.9          0.1         4.3
Cumulative effect of change in accounting method . 0.7
                                                  ----         ----        ----
  Net income . . . . . . . . . . . . . . . . . . . 3.6%         0.1%        4.3%
                                                   ----         ----        ----

CAUTIONARY STATEMENTS

In the interest of providing the Company's shareholders and potential investors with certain Company information, including management's assessment of the Company's future potential, certain statements set forth herein contain or are based on projections of revenue, income, earnings per share and other financial items or relate to management's future plans and objectives or to the Company's future economic performance. Such statements are "forward-looking statements" within the meaning of Section 27A(i) of the Securities Act of 1933, as amended, and in Section 21E(i) of the Securities Exchange Act of 1934, as amended.

Although any forward-looking statements contained herein or otherwise expressed by or on behalf of the Company are to the knowledge and in the judgment of the officers and directors of the Company, expected to prove true and to come to pass, management is not able to predict the future with absolute certainty. Accordingly, shareholders and potential investors are hereby cautioned that certain events or circumstances could cause actual results to differ materially from those projected or predicted herein. In addition, the forward-looking statements herein are based on management's knowledge and judgment as of the date hereof, and the Company does not intend to update any forward-looking statements to reflect events occurring or circumstances existing hereafter.

For further information on the foregoing, reference is made to the Company's Securities and Exchange Commission reports including its recent reports on Forms 10-Q and 10-K.


COMPARISON OF FISCAL YEARS 1994, 1995 AND 1996

REVENUES. Revenues were $98.1 million, $114.4 million and $145.1 million in fiscal year 1994, 1995 and 1996, respectively, representing year-to-year increases of 17% in fiscal year 1995 and 27% in fiscal year 1996. The increase in revenues from fiscal year 1994 to fiscal year 1995 was attributable to increases in the Company's commercial operations, including its commercial telecommunication products and services and its commercial manufacturing services as well as increases in its government business sector. During fiscal year 1996, revenues of approximately $79 million generated by its government business sector remained relatively unchanged from fiscal year 1995. Revenues generated from commercial telecommunications product and services were $21.1 million, $23.3 million and $37.1 million in fiscal year 1994, 1995 and 1996, respectively. Revenues generated from commercial manufacturing services were $5.4 million, $12.1 million and $29.1 million in fiscal year 1994, 1995 and 1996, respectively.

Although the Company experienced an increase in its government business revenues during fiscal year 1995 and the level of government business during fiscal year 1996 remained relatively unchanged from fiscal year 1995, the Company expects that budgetary pressures will continue to affect Department of Defense and NASA budgets. The Company anticipates that its revenues from these government customers may remain flat and could decline in future periods. All contracts with the government are cancelable at any time for the convenience of the government. The Company is not aware of the cancellation or proposed cancellation of any of its current contracts. The Company plans to continue to selectively pursue government business where it has a competitive advantage, can be the sole provider or can be a prime contractor rather than a subcontractor.

Over the past several years the percentage of the Company's commercial revenues has increased. The Company's commercial business represented approximately 27% of total revenues in fiscal year 1994, 31% in fiscal year 1995 and 46% in fiscal year 1996. During this period, commercial activities of the Company included the expansion of its contract manufacturing operations which followed the acquisition of a small electronics assembly facility in fiscal year 1993, the organization of a separate division in fiscal year 1991 to pursue opportunities for selling ASICs, circuit boards and subsystems to the telecommunications industry, the sale of off-the-shelf products and development programs for INTELSAT, NYNEX Assurance Services and DSC Communications. The Company is currently pursuing commercial opportunities in satellite, wireless and cable communication products. The Company expects that the percentage of its overall business represented by commercial sales will increase if it successfully develops, markets and sells those products currently under development.

COST OF REVENUES. Cost of revenues were $80.4 million, $95.7 million and $116.0 million in fiscal year 1994, 1995 and 1996, respectively, representing 82.0%, 83.6% and 80.0% of revenues in fiscal year 1994, 1995 and 1996, respectively. The increase in cost of revenues as a percentage of revenues in fiscal year 1995 relative to fiscal year 1994 is attributable primarily to an increase in reserves and non-recoverable cost overruns on certain fixed-price contracts. For fiscal year 1995, the company announced a reserve of $2.8 million against the completion of a development contract with Intelsat and incurred losses on several other development contracts totaling $1.4 million. The decrease in cost of revenues as a percentage of revenues in fiscal year 1996 relative to fiscal year 1995 is attributable primarily to the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products. During fiscal year 1996 the Company recognized revenues on the Intelsat contract and a U.S. Army satellite terminal contract totaling $16.2 million in which the cost of revenues approximated the revenues recognized. In fiscal year 1994, 1995 and 1996, the Company experienced losses totaling $2.4 million, $4.2 million and $.2 million, respectively on a number of fixed-price development contracts.

GROSS PROFIT. Gross profit was $17.6 million, $18.7 million and $29.1 million in fiscal year 1994, 1995 and 1996, respectively. Gross profit as a percentage of revenues decreased in fiscal year 1995 relative to 1994 as a result of the need to increase reserves and non-recoverable cost overruns on certain fixed-price contracts. Gross profit increased during fiscal year 1996 as a percentage of revenues relative to fiscal year 1995 as the Company experienced operational efficiencies as a result of its expanding business base, the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products.

RESEARCH AND DEVELOPMENT. The Company's research and development expenses include bid and proposal expenses associated with government contracts and certain large commercial programs. Bid and proposal expenditures are largely the initial advanced technology development efforts directed toward a specific product or technical task for which the Company must show technical viability. Bid and proposal expenses have decreased since fiscal year 1994 as the Company has focused its available research and development funds on the development of commercial products. Research and development expenses, including bid and proposal expenses were $6.4 million, $7.7 million and $8.4 million in fiscal year 1994, 1995 and 1996, respectively. Excluding bid and proposal expenses, the Company's research and development expenses applied to the development of its products were $2.9 million, $4.4 million and $5.7 million in fiscal year 1994, 1995 and 1996 respectively. The Company expects research and development expenses to increase in the future as it pursues additional commercial activities.

MARKETING AND ADMINISTRATIVE. Marketing and administrative expenses were $6.8 million, $9.4 million and $12.2 million in fiscal year 1994, 1995, and 1996, respectively, representing year-to-year increases of 38% in fiscal year 1995 and 30% in fiscal year 1996. These increases were primarily a result of hiring additional technical marketing personnel and increased marketing expenses in pursuit of commercial opportunities. In addition, the Company has expanded its patent activities and has experienced increased legal costs associated with the prosecution of its patent activities.

OPERATING INCOME. Operating income was $4.5 million, $1.6 million and $8.4 million for fiscal year 1994, 1995 and 1996, respectively, representing a year-to-year decrease of 64% in fiscal year 1995 and a increase of 425% in fiscal year 1996. The decrease in fiscal year 1995 was primarily attributable to an increase in reserves and non-recoverable cost overruns on certain fixed-price contracts and the recognition of revenues on certain large system level contracts at zero or minimal operating margins. The increase in fiscal year 1996 was primarily attributable to operational efficiencies experienced as the Company expanded its business base, the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products. The Company has entered into and may continue to enter into certain fixed-price development contracts which it believes are essential to maintain and strengthen its competitive market position.

INTEREST INCOME (EXPENSE), NET. Interest expense, net was $.1 million and interest income, net was $.7 million, and $.8 million in fiscal year 1994, 1995 and 1996, respectively. The increase in interest income, net from fiscal year 1994 to 1995 reflects interest earned from proceeds generated from the Company's secondary public offering of its common stock in January 1994. During fiscal year 1996 the Company increased the amount of cash available for investment by generating positive cash from its operations which it invested in interest bearing short-term investments. In addition, the Company received interest from the U.S. Government associated with overpayment of estimated taxes in prior years and from the Government's delay in payments on certain U.S. Government contracts.

ARBITRATION SETTLEMENT EXPENSES. During the third quarter of fiscal year 1995, the Company received an unfavorable decision in an arbitration hearing involving an alleged default under a 1990 joint product development agreement. A charge of $1.6 million associated with the award to the prevailing party and other direct arbitration costs of $.5 million were recognized.

PROVISION FOR INCOME TAXES. Provision for income taxes was $1.5 million, $.1 million and $3.1 million in fiscal year 1994, 1995 and 1996, respectively. This represents an effective tax rate of 35.0% for fiscal year 1994 and 1995 and 33.5% tax rate for fiscal year 1996. The decrease in the effective tax rate during fiscal year 1996 compared to fiscal year 1994 and 1995 results primarily from increased Research and Development (R&D) tax credits and other state income tax credits. The Company anticipates that its effective tax rate in future fiscal year years will fall within the range of rates experienced over the past three years assuming continued extension of the federal R&D tax credit.

ACCOUNTING CHANGE. Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect of this change in accounting principle was an increase in net income of $.7 million in the first quarter of fiscal year 1994. This item is non-recurring and does not affect any prior or later periods.

BOOKINGS AND BACKLOG. Funded bookings were $106.6 million, $127.8 million and $155.0 million in fiscal year 1994, 1995 and 1996, respectively, representing year-to-year increases of 20% in fiscal year 1995 and 21% in fiscal year 1996. Government contract bookings were $61.9 million, $87.3 million and $79.7 million during fiscal year 1994, 1995 and 1996, respectively. Commercial contract bookings were $44.7 million, $40.5 million and $75.3 million during fiscal year 1994, 1995 and 1996, respectively. The increase in bookings has resulted in the Company's backlog increasing from $59.1 million at the end of fiscal year 1994 to $72.5 million at the end of fiscal year 1995, an increase of 23% and a further increase to $82.4 million at the end of fiscal year 1996, an increase of 14% from fiscal year 1995 ending backlog.

QUARTERLY RESULTS

The following table presents the Company's financial results by quarter for fiscal year 1994, 1995 and 1996. These quarterly financial results are unaudited. In the opinion of management, however, they have been prepared on the same basis as the audited financial information and include all adjustments necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.


STATEMENTS OF OPERATIONS DATA:
               QUARTER ENDED (IN THOUSANDS, EXCEPT PER SHARE DATA)


                            Fiscal year 1994                Fiscal year 1995               Fiscal year 1996
                            ----------------                ----------------               ----------------

                     June 30 Sept. 30 Dec. 31 Mar. 31 June 30 Sept. 30  Dec. 31 Mar. 31 June 30 Sept. 30 Dec. 31 Mar. 31
                     ------- -------- ------- ------- ------- -------- ------- ------- ------- -------- ------- -------
Revenues             $24,322  $25,260 $23,445 $25,028 $24,645  $28,319  $26,499 $34,921 $35,952  $35,597 $36,384 $37,168
Costs of revenues     19,607   20,983  19,575  20,277  19,244   22,633   24,689  29,113  28,876   28,215  28,922  29,001
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

  Gross profit         4,715    4,277   3,870   4,751   5,401    5,686    1,810   5,808   6,076    7,382   7,462   8,167
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

Expenses:
  Research and
  development          2,102    1,202   1,120   1,931   2,032    2,302    1,345   2,044   1,793    2,050   2,046   2,541
  Marketing and
  administrative       1,411    1,793   1,631   1,925   2,000    2,423    2,166   2,773   2,659    3,239   3,104   3,211
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

    Total
    expenses           3,513    2,995   2,751   3,856   4,032    4,725    3,511   4,817   4,452    5,289   5,150   5,752

Operating
  income (loss)        1,202    1,282   1,119     895   1,369      961  (1,701)     991   1,624    2,093   2,312   2,415
Interest income
  (expense), net        (70)     (88)    (77)     100     180      156      191     130     178      152     164     345
Arbitration
  settlement
  expenses                --       --      --      --      --       --  (2,075)      --      --       --      --      --
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

Income
  (loss) before
  (provision)
  credit for
  income taxes
  and accounting
  change               1,132    1,194   1,042     995   1,549    1,117  (3,585)   1,121   1,802    2,245   2,476   2,760

(Provision) credit
  for income taxes     (442)    (404)   (378)   (303)   (557)    (403)    1,282   (393)   (676)    (842)   (863)   (729)
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------
Income (loss) before
  change in
  accounting
  method                $690     $790    $664    $692    $992     $714 $(2,303)    $728  $1,126   $1,403  $1,613  $2,031
Cumulative effect of
  change in
  accounting
  method                 700       --      --      --      --       --       --      --      --       --      --      --
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

Net income (loss)     $1,390     $790    $644    $692    $992     $714 $(2,303)    $728  $1,126   $1,403  $1,613  $2,031
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------

Net income (loss)
  per share            $0.28    $0.16   $0.13   $0.12   $0.16    $0.11  $(0.37)   $0.12   $0.18    $0.22   $0.25   $0.32
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------
                      ------   ------  ------  ------  ------   ------   ------  ------  ------   ------  ------  ------
Weighted average
  common shares
  and equivalents      4,900    4,976   5,058   5,867   6,211    6,244    6,256   6,252   6,272    6,346   6,361   6,409

The Company's revenues and results of operations are subject to fluctuation from period to period. Factors that could cause the Company's revenues and operating results to vary from period to period include: underestimating costs on fixed-price contracts particularly for software and hardware development; timing, bidding activity and delivery of significant contracts and orders; termination of contracts; mix of products and systems sold, and services provided; historically reduced levels of operation during the holidays which occur primarily in the Company's third fiscal year quarter; disruptions in delivery of components or subsystems; regulatory developments; and general economic conditions. Revenues have generally increased on a quarterly basis since fiscal year 1994 as a result of increasing commercial activities during the past three years and increased government related activities experienced during fiscal year 1995. Revenues are generally lower during the third fiscal year quarter ending December 31 because the Company reduces operations during the holiday period, and it expects to continue to reduce activities in future holiday periods. The Company's results of operation are adversely affected by losses on fixed-price development contracts. Direct and indirect costs were adversely affected throughout fiscal year 1994 and 1995 by cost overruns on certain fixed-price development contracts. Research and development expenses include both research and development costs as well as bid and proposal expenses. Bid and proposal expenses vary significantly from period to period based on the number of proposals being prepared at any time. These requests for proposals are not received evenly during the year or in any predictable pattern.

LIQUIDITY AND CAPITAL RESOURCES

Working capital decreased from $48.7 million to $48.0 million at March 31, 1994 and 1995, respectively, and increased to $56.5 million at March 31, 1996. The decrease in working capital at March 31, 1995 was primarily attributable to a cash award paid to the prevailing party in an arbitration dispute and the need to fund certain contact losses. The increase in working capital at March 31, 1996 was primarily attributable to cash generated from net income from operations.

Net cash provided by operating activities for the years ended March 31, 1994, 1995 and 1996 was $9.8 million, $1.2 million and $8.7 million, respectively. The decrease in net cash provided by operating activities from fiscal year 1994 to 1995 was largely attributable to an increase in receivables, an increase in inventories associated with commercial contracts and a decrease in net income. The increase in cash provided by operating activities from fiscal year 1995 to fiscal year 1996 was largely attributable to an increase in net income and a decrease in billed and unbilled receivables.

The Company utilized its cash for the purchase of property and equipment totaling $5.8 million, $6.2 million and $4.5 million in fiscal year 1994, 1995 and 1996, respectively. Capital expenditures in recent years are attributable to increased investments in the Company's commercial activities and leasehold improvements in the Company's facilities in order to support its growth.

During fiscal year 1994, 1995 and 1996, $12.5 million, $.5 million and $1.1 million, respectively, of net cash was provided by financing activities. During fiscal year 1994, the Company received proceeds from the sale of common stock of $18.0 million. Payments on notes payable exceeded the proceeds from term notes by $7.1 million. During fiscal year 1995 the Company received proceeds of $.6 million from transactions under stock plans and made payments of $.1 million on capital lease obligations. During fiscal year 1996 the Company received proceeds of $1.3 million from transactions under the stock plans and made payments of $.2 million on capital lease obligations.

The Company has a bank credit commitment of $15.0 million which it has utilized to augment cash flow needs and to secure term loans or standby letters of credit. Available borrowings under this line at March 31, 1996, were $15.0 million. Under this credit line the Company must maintain certain financial covenants, including a covenant prohibiting the Company from incurring a quarterly net operating loss in any two consecutive quarters. The Company was in compliance with all covenants throughout fiscal year 1996. At March 31, 1996, the Company's long-term obligations (including current maturities) and capital lease obligations totaled approximately $.2 million. At March 31, 1996, cash and cash equivalents of $4.4 million were held in money market accounts and short-term investments of $14.1 million were held in U.S. Government Treasury instruments.

The Company believes that its current cash position, funds generated from operations and funds available from its existing bank credit agreement, will be adequate to meet the Company's requirements for working capital, capital expenditures and debt service for the next several fiscal year quarters.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company is not required to adopt the provisions of this statement until its fiscal year 1997. The provisions of this statement must be made on a prospective basis. The Company plans to adopt the disclosure provisions of this statement in its fiscal year 1997, and believes the effect on its financial position and results of operation, upon adoption, will not be significant.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Stanford Telecommunications, Inc.:

We have audited the accompanying balance sheets of Stanford Telecommunications, Inc. (a Delaware Corporation) as of March 31, 1996 and 1995, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Telecommunications, Inc. as of March 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 6 of the notes to financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.

ARTHUR ANDERSEN LLP
San Jose, California
April 22, 1996

STATEMENTS OF INCOME
(in thousands, except for per share amounts)

                                                                   Year Ended March 31
                                                                   -------------------
                                                           1996           1995            1994
                                                           ----           ----            ----
Revenues                                                 $145,100       $114,384      $  98,055
Costs of revenues                                         116,014         95,679         80,442
                                                          -------         ------         ------
  Gross profit                                             29,086        18, 705         17,613
                                                           ------        -------         ------
  Research and development                                  8,429          7,723          6,355
  Marketing and administrative                             12,213          9,362          6,760
                                                          -------         ------         ------
    Total expenses                                        20, 642         17,085         13,115
                                                          -------         ------         ------
  Operating income                                          8,444          1,620          4,498
Interest income (expense), net                                839            657           (135)
Arbitration settlement charge                                 --          (2,075)           --
                                                          -------         ------         ------
  Income before provision for income taxes and
  change in accounting method                               9,283            202          4,363

Provision for income taxes                                 (3,110)           (71)        (1,527)
                                                          -------         ------         ------

Income before change in accounting method                   6,173            131          2,836
Cumulative effect of change in accounting method              --              --            700
                                                          -------         ------         ------
Net income                                              $   6,173     $      131      $   3,536
                                                          -------         ------         ------
Earnings per share:
  Income before change in accounting method             $     .97      $     .02      $     .54
  Cumulative effect of change in accounting method             --             --            .14
                                                          -------         ------         ------
  Net income                                            $     .97      $     .02      $     .68
                                                          -------         ------         ------
                                                          -------         ------         ------
Weighted average number of common and
  common equivalent shares outstanding                      6,351          6,242          5,197
                                                          -------         ------         ------
                                                          -------         ------         ------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BALANCE SHEETS
(in thousands, except for per share amounts)

                                                               March 31
                                                               --------
                                                           1996           1995
                                                           ----           ----
ASSETS
Current assets:
  Cash and cash equivalents                              $  4,409      $   2,910
  Short-term investments                                   14,127          9,907
  Accounts receivable                                      22,018         22,930
  Unbilled receivables                                     11,993         16,891
  Inventories, net of related progress billings            18,702         15,798
  Prepaid expenses and other                                4,903          3,558
                                                           ------         ------
    Total current assets                                   76,152         71,994
                                                           ------         ------
Property and equipment at cost:
  Electronic test equipment                                39,541         38,108
  Furniture and fixtures                                    2,967          2,889
  Leasehold improvements                                    3,657          3,052
                                                           ------         ------
                                                           46,165         44,049
  Less: Accumulated depreciation and amortization         (31,665)       (28,441)
                                                           ------         ------
    Net property and equipment                             14,500         15,608
                                                           ------         ------
Other assets                                                  296            403
                                                           ------         ------
                                                         $ 90,948      $  88,005
                                                           ------         ------
                                                           ------         ------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term obligations            $     80      $     158
  Accounts payable                                          6,097         11,268
  Advance payments from customers                             515            963
  Accrued liabilities                                      10,044         10,183
  Accrued and current deferred income taxes                 2,921          1,463
                                                           ------         ------
    Total current liabilities                              19,657         24,035
                                                           ------         ------
Long-term obligations, less current maturities                 85            161
                                                           ------         ------
Other long-term liabilities                                   986            927
                                                           ------         ------
Deferred income taxes                                         631            785
                                                           ------         ------
Commitments and contingencies (Notes 3 and 8)
Shareholders' equity:
  Common stock - par value $.01; 15,000 shares authorized;
  6,328 and 6,234 shares issued and outstanding
  in 1996 and 1995, respectively                               63             62
  Paid-in capital                                          38,369         37,051
  Retained earnings                                        31,157         24,984
                                                           ------         ------
    Total shareholders' equity                             69,589         62,097
                                                           ------         ------
                                                         $ 90,948      $  88,005
                                                           ------         ------
                                                           ------         ------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

                                          Common Stock                           Total
                                          ------------    Paid-In  Retained  Shareholders'
                                         Shares  Amount   Capital  Earnings     Equity
                                         ------  ------   -------  --------     ------
BALANCE, MARCH 31, 1993                   4,864   $ 48   $ 16,206  $ 21,317    $ 37,571
     Sale of common stock, net
       of issuance costs                  1,150     12     17,985        --      17,997
     Sale of common stock under
       Employee Stock Purchase Plan           8     --        182        --         182
     Sale of common stock under
       Employee Stock Option Plan,
       net of shares exchanged              155      2      1,582        --       1,584
     Issuance of common stock
       as awards to employees                 4     --         50        --          50
     Tax benefits from employee
       stock transactions                    --     --        447        --         447
     Net income                              --     --         --     3,536       3,536
                                          -----   ----   --------  --------    --------

BALANCE, MARCH 31, 1994                   6,181   $ 62   $ 36,452  $ 24,853    $ 61,367
     Sale of common stock under
       Employee Stock Purchase Plan          36     --        430        --         430
     Sale of common stock under
       Employee Stock Option Plan,
       net of shares exchanged               14     --         86        --          86
     Issuance of common stock
       as awards to employees                 3     --         42        --          42
     Tax benefits from employee
       stock transactions                    --     --         41        --          41
     Net income                              --     --         --       131         131
                                          -----   ----   --------  --------    --------

BALANCE, MARCH 31, 1995                   6,234   $ 62   $ 37,051  $ 24,984    $ 62,097
     Sale of common stock under
       Employee Stock Purchase Plan          35     --        540        --         540
     Sale of common stock under
       Employee Stock Option Plan            55      1        479        --         480
     Issuance of common stock
       as awards to employees                 4     --         74        --          74
     Tax benefits from employee
       stock transactions                    --     --        225        --         225
     Net income                              --     --         --     6,173       6,173
                                          -----   ----   --------  --------    --------
BALANCE, MARCH 31, 1996                   6,328   $ 63   $ 38,369  $ 31,157    $ 69,589
                                          -----   ----   --------  --------    --------
                                          -----   ----   --------  --------    --------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS
(in thousands)

                                                                Year Ended March 31
                                                             1996      1995       1994
                                                             ----      ----       ----
Cash flows from operating activities:
  Net income                                               $  6,173  $   131    $  3,536
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                         5,009     4,330      3,960
        Issuances of stock to employees under bonus
          and award plans                                        74        42         50
        Change in provision for losses on receivables,
          contracts and inventories                             857     3,073        202
        Loss on retirements of property and equipment           143       210        159
        Change in accounting method                              --        --       (700)
    (Increase) decrease in assets:
       Receivables billed and unbilled                        5,634    (8,355)     5,251
       Inventories                                           (3,492)   (6,888)    (3,467)
       Prepaid expenses and other assets                     (1,238)   (2,018)       (84)
    Increase (decrease) in liabilities:
      Accounts payable, advance payments
        and accrued expenses                                 (5,851)    9,484       (488)
      Other long-term liabilities                                59       301        601
      Accrued and deferred income taxes                       1,304       874        798
                                                           --------   -------   --------
        Net cash provided by operating activities             8,672     1,184      9,818
                                                           --------   -------   --------

    Cash used in investing activities:
      Purchase of short-term investments                    (17,058)   (9,907)   (11,466)
      Proceeds from maturities of short-term investments     12,838    11,466         --
      Purchase of property and equipment                     (4,482)   (6,210)    (5,846)
      Proceeds from sale of property and equipment              438        67         --
                                                           --------   -------   --------
        Net cash used in investing activities                (8,264)   (4,584)   (17,312)
                                                           --------   -------   --------

    Cash flows from financing activities:
      Payments on capital lease obligations                    (154)      (87)      (176)
      Payments on notes payable to bank                          --        --    (14,925)
      Proceeds from term notes                                   --        --      7,800
      Proceeds from transactions under stock plans            1,245       557      1,766
      Proceeds from sale of common stock                         --        --     17,997

        Net cash provided by financing activities             1,091       470     12,462
                                                           --------   -------   --------

Net increase (decrease) in cash and cash equivalents          1,499    (2,930)     4,968

Cash and cash equivalents at beginning of year                2,910     5,840        872
                                                           --------   -------   --------

Cash and cash equivalents at end of year                   $  4,409   $ 2,910   $  5,840
                                                           --------   -------   --------
                                                           --------   -------   --------
SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS)

Cash paid for interest and income taxes                      1996       1995      1994
                                                             ----       ----      ----
      Interest                                             $     12   $    51   $    264
      Income taxes                                         $  3,987   $   769   $  1,353



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS
March 31, 1996

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. Stanford Telecommunications Inc. (the Company), incorporated in Delaware, designs, manufactures and markets advanced digital telecommunication products and systems to establish or enhance communications via satellites, terrestrial wireless and cable. The Company also produces communication systems networking solutions and GPS navigation products. The Company's government revenues are generated from U.S. government contracts where the Company may be either the prime contractor or a subcontractor. The Company's commercial revenues include contract manufacturing revenues, sales of integrated circuits, circuit boards and subsystems, and development programs. In addition to the U.S. government, the principle markets for the Company's products include telecommunications and electronics markets primarily located in the U.S.

FISCAL YEAR. The Company's fiscal year is composed of four 13-week quarters, each of which ends on the Thursday closest to the corresponding calendar quarter end. For convenience, the Company has presented its fiscal year as ending on March 31.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company prepares and evaluates ongoing cost to complete estimates in order to monitor its project costs. These estimates form the basis for calculating revenues and gross margins for each project under the percentage-of-completion method of accounting. Due to uncertainties inherent in the estimation process, estimated total costs are subject to revision on an on-going basis as additional information becomes available. The estimates are subject to change and actual results could be materially different from these estimates.

CASH EQUIVALENTS. The Company considers all highly liquid securities with original maturities of 90 days or less to be cash equivalents.

SHORT-TERM INVESTMENTS. Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Adoption of SFAS 115 did not have a material impact on the Company's financial statements. At March 31, 1996, the Company's short-term investments consisted of U.S Treasury securities totalling $14,127,000 at cost with unrealized gains of $109,000. At March 31, 1995 the Company's short-term investments consisted of U.S. Treasury securities totalling $9,907,000 at cost with unrealized gains of $183,000. The securities mature at various dates within one year.

RECEIVABLES. The Company provides a reserve for doubtful accounts where circumstances indicate that one is necessary. As of March 31, 1996 and 1995, the Company's reserve for doubtful accounts was $920,000 and $650,000, respectively.

UNBILLED RECEIVABLES. Unbilled receivables represent differences between billings and revenues recognized on government contracts. On fixed price contracts, the unbilled amounts represent revenues recognized under the percentage-of-completion method of accounting which exceed the amounts that are billable according to contract terms. In general, the Company is authorized to bill between 75% to 100% of the costs expended on a contract. The remaining portion (if any) is billable as contract deliverables are accepted by the customer. On cost plus contracts, the unbilled amounts mainly represent (a) a portion (generally 15%) of the negotiated contract fees which are not billable until the completion of the contract and (b) differences between actual indirect rates and government approved billing rates which are not billable until approval of final indirect rates by the respective governmental agencies. As of March 31, 1996, the Company has received final indirect rate approval for charges through fiscal 1988.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and related indirect expenses. General and administrative costs are only included in inventory for government contracts, as such costs are reimbursed by the government. Work-in-process mainly represents costs incurred on short-term contracts. The components of inventory are as follows (in thousands):

                                                  March 31
                                                  --------
                                                1996     1995
                                              ------- --------
  Raw materials and supplies                  $   158  $   175
  Work-in-process                              18,615   13,027
  Finished goods                                1,850    1,820
  Allocated general and administrative costs      808      938
  Less progress billings                       (2,729)    (162)
                                              -------  -------
                                              $18,702  $15,798
                                              -------  -------
                                              -------  -------

The Company purchases certain inventories that have long purchase lead times and may be single sourced. Although there are a limited number of manufacturers of these particular inventory items, management believes that other suppliers could provide similar inventory on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

CAPITALIZED COMPUTER SOFTWARE. Capitalization of computer software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. The Company capitalizes direct costs incurred in connection with the software development subsequent to the establishment of technological feasibility for the products. Capitalized software development costs amounted to $71,000 and $367,000 in 1996 and 1995, respectively with cumulative costs of $438,000 as of March 31, 1996 and are included in property and equipment in the accompanying balance sheet. Amortization of capitalizated software begins upon initial product shipment and extends over the estimated economic life of the product. As of March 31, 1996 and 1995, $110,000 and $30,000 has been amortized and the net value is $328,000 and $337,000 respectively.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization are provided over the estimated useful lives of the assets (5 to 7 years or the term of the lease), using the straight-line method for financial reporting purposes and accelerated methods for certain depreciable assets for tax purposes.

ACCRUED LIABILITIES. Accrued liabilities consist of the following (in thousands):

                                                 March 31
                                                 --------
                                             1996        1995
                                           --------    --------
     Compensation and employee benefits    $  7,221    $  5,710
     Accrued contract cost                    2,125       3,595
     Other                                      698         878
                                           --------    --------
                                           $ 10,044    $ 10,183
                                           --------    --------
                                           --------    --------

REVENUE RECOGNITION. The Company principally uses the percentage-of-completion method of accounting for contract revenues. The percentage-of-completion method is based on total costs incurred to date compared with estimated total costs upon completion of contracts. Revenues for fixed price contracts, which do not have progress payment clauses, are recognized at the time of delivery of the finished product. Certain contracts provide for milestone billings which are recorded as revenues when the defined milestones are met. The Company recognizes revenues for standard, off the shelf products and certain commercial products upon shipment to the customer. The Company charges all losses on contracts to cost of sales in the period when the loss is known. The principle government agencies to which the Company sells are the Department of Defense (DoD), NASA and the FAA. The DoD accounted for 31%, 44%, and 47% of total revenues in 1996, 1995, and 1994, respectively.

CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, and trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to a balanced mix of receivables due from the U.S. government and other customers which are dispersed across different industries and geographic regions.

CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to government long-term contracts are classified as current although a portion of these amounts is not expected to be realized within one year.

STOCK BASED COMPENSATION. In October 1995, the Financial Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company is not required to adopt this statement until its fiscal year 1997. The provisions of this statement must be made on a prospective basis. The Company plans to adopt the disclosure provisions of this statement in its fiscal year 1997, and believes the effect on its financial position and results of operation, upon adoption, will not be significant.

2.  LINE OF CREDIT

On December 20, 1995, the Company amended and restated its bank line agreement extending expiration until December 1996. The Company has $15,000,000 in credit under this line, all of which is available at March 31, 1996. Under this line of credit the Company must maintain certain financial covenants, including a minimum debt coverage for two consecutive fiscal quarters. As of March 31, 1996, the Company was in compliance with all such covenants.

3.  COMMITMENTS

The Company leases its buildings and other equipment under noncancellable operating lease agreements that expire at various dates through 2003. The Company also leases certain office equipment under capital leases which expire during 2000. The terms of several of the Company's leases provide for deferral of cash rental payments over various periods. Rental expense under these agreements is recognized on a straight-line basis. As of March 31, 1996 the Company has accrued approximately $912,000 in related expense which is included in other long-term liabilities in the accompanying balance sheet. Approximate future minimum lease payments under these leases are as follows (in thousands):

                                        Year Ending March 31
                                        --------------------
                                  Operating Leases   Capital Leases
                                  ----------------   --------------
     1997..............................   $  3,433         $  86
     1998..............................      3,343            70
     1999..............................      3,204            23
     2000..............................      2,730            7
     2001..............................      1,823            --
     Thereafter........................      1,262            --
                                          --------         -----

     Total minimum lease payments......   $ 15,795           186
                                          --------         -----
     Less: interest...............................           (21)
                                                           -----
                                                             165
                                                           -----
     Less current portion.........................           (80)
                                                           -----
                                                           $  85
                                                           -----
                                                           -----

Rental expenses charged to operations totaled approximately $4,272,000, $3,432,000, and $3,387,000 for the years ended March 31, 1996, 1995 and 1994, respectively. During 1996, 1995, and 1994 the Company acquired equipment under capital leases in the amounts of $8,000, $81,000, and $52,000, respectively.

4.  EARNINGS PER SHARE

Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the reporting periods. Common stock equivalents consist of the dilutive effect of outstanding options to purchase common stock. Fully diluted earnings per share is substantially the same as reported earnings per share.

5.  RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees. Amounts contributed are based on a percentage of eligible employees annual compensation. Percentages contributed equaled 4% in 1996 and 3% in each of 1995 and 1994. The Company's contributions totaled approximately $1,425,000 in 1996, $1,037,000 in 1995, and $1,006,000 in 1994. The Plan also permits eligible employees to make voluntary before-tax salary deferral contributions.

6.  INCOME TAXES

Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." This statement provides for a liability approach under which deferred income taxes are provided based on enacted tax laws and rates applicable to the periods in which the taxes become payable. SFAS 109 was adopted on a prospective basis and amounts presented for prior years have not been restated. The cumulative effect of this change in accounting method increased earnings in fiscal 1994 by $700,000 or $0.14 per share.

The provision for income taxes charged to operations were comprised of the following (in thousands):

                                                         Year Ending March 31
                                                         --------------------
                                                      1996       1995       1994
                                                      ----       ----       ----
     Provision for (benefit from) income taxes:
     Current
          Federal.................................  $  4,422   $  1,870   $   984
          State...................................       233        503       212
     Deferred, net
          Federal.................................    (1,470)    (1,817)      210
          State...................................       (75)      (485)      121
                                                    --------   --------   -------

     Net tax provision............................  $  3,110   $     71   $ 1,527
                                                    --------   --------   -------
                                                    --------   --------   -------

The provision for income taxes for the three years ended March 31, 1996 differs from the U.S. statutory rate principally as follows:

                                                          Year Ending March 31
                                                          --------------------
                                                          1996    1995    1994
                                                          ----    ----    ----
     Statutory Federal income tax rate..................  34.0%   34.0%   34.0%
     State income taxes, net of Federal benefit.........   1.7     5.3     5.3
     Research and development credits...................  (1.0)   (5.0)     --
     Other..............................................   1.0     0.7     2.4
     Change in valuation allowance......................  (2.2)     --    (6.7)
                                                          -----   -----   -----

     Effective income tax rate..........................  33.5%   35.0%   35.0%
                                                          -----   -----   -----

The major components of deferred tax assets and liabilities as computed under SFAS 109 consisted of the following (in thousands):

                                                                  March 31
                                                                  --------
                                                               1996      1995
                                                               ----      ----
     Deferred tax asset:
     Reserves and accruals not currently
       deductible for tax purposes........................   $ 4,232   $  3,489
     Tax credits..........................................       395        256
                                                             -------   --------

        Total deferred tax asset..........................     4,627      3,745

     Valuation allowance                                          --       (206)
                                                             -------   --------
        Deferred tax asset net of allowance...............     4,627      3,539
                                                             -------   --------

     Deferred tax liability:
     Accelerated depreciation.............................      (631)      (785)
     Percentage of completion contract accounting.........      (116)      (419)
                                                             -------   --------

        Total deferred tax liability......................      (747)    (1,204)
                                                             -------   --------

     Net deferred tax asset...............................   $ 3,880   $  2,335
                                                             -------   --------
                                                             -------   --------

The $3,880,000 net deferred tax asset as of March 31, 1996 was allocated on the accompanying balance sheet with $631,000 included in long term liabilities, and the remaining $4,511,000 included in prepaid expenses and other.

7.  COMMON STOCK

On June 28, 1995, the Company's stockholders approved an amendment to Article 4 of the Company's Certificate of Incorporation, increasing the number of authorized shares of common stock with a par value $.01 per share ("common stock"), from 10,000,000 to 15,000,000. The Amendment also eliminated provisions authorizing the Board of Directors to issue the common stock in series and eliminated the Company's series B common stock.

On May 9, 1995, the Board of Directors adopted a Stockholder's Rights Plan and declared a dividend of one Common Share Purchase Right (the "Right") for each share of the Company's common stock outstanding on May 25, 1995. Each Right entitles the holder thereof to purchase one share of the Company's common stock for $60. The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock. Upon such acquisition, each Right (other than those held by the acquiring person or group) will be exercisable for the number of shares of the Company's common stock having a market value at that time of twice the exercise price of the Right. If the Company subsequently enters into certain business combinations, each Right (other than those held by the acquiring person or group) will be exercisable for that number of shares of common stock of the other party to the business combination having a market value of two times the exercise price of the Right. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right. The Rights expire on May 9, 2005.

In January 1994, the Company issued an additional 1,150,000 shares of common stock at a price of $17.00 per share through a secondary public offering, resulting in net proceeds of approximately $18 million.

In August 1990, the Board of Directors authorized the purchase of up to $2,500,000 of the Company's common stock on the open market. During 1996 and 1995 no shares were repurchased. Since August 1990, the Company has repurchased 272,500 shares at an average price of $5.51 per share.

The 1982 Stock Option Plan expired on January 26, 1991 precluding the issuance of option grants under that plan. However, existing and non-expired options may be exercised in accordance with the terms of the option agreement.

In June, 1995, the Company's stockholders passed a resolution to amend and restate the Company's 1991 Stock Option Plan. The amended and restated plan increases the number of shares subject to the plan and available for future issuance to employees from 500,000 to 1,000,000, permits the grant of options to certain non-employee directors, adds individual grant limitations required under Internal Revenue Code section 162(m), allowing option income for certain individuals to be tax deductible by the Corporation and make other administrative changes. The 1991 Plan provides for the issuance of either incentive or non-qualified options. Incentive options can be granted at an exercise price not less than fair market value of the stock on the date of grant. Non-qualified options can be granted at an exercise price not less than 85% of the fair market value of the stock on the date of the grant. Options granted under the 1991 Plan become exercisable over such periods as determined by the Board of Directors. The 1991 Plan will expire in the year 2001.

Information with respect to these plans is as follows:

                               1982 Stock Option Plan               1991 Stock Option Plan
                               ----------------------               ----------------------
                                                          Available
                           Outstanding   Option Prices    for Grant   Outstanding    Option Prices
                           -----------   -------------    ---------   -----------    -------------
BALANCE AT MARCH 31, 1993     226,545   $ 4.50 - $13.80    425,250       74,750     $ 5.00 - $10.00

Granted                           --          --          (107,684)     107,684     $ 9.25 - $21.25
Exercised                    (136,743)  $ 4.50 - $13.80        --       (24,062)    $ 5.00 - $10.00
Terminated                    (50,302)  $ 9.25 - $11.60      4,936       (4,936)    $ 9.25 - $ 9.50

BALANCE AT MARCH 31, 1994      39,500   $ 4.50 - $12.00    322,502      153,436     $ 5.00 - $21.25

Granted                           --          --          (128,167)     128,167     $12.50 - $19.75
Exercised                     (15,750)  $ 4.75 - $11.30        --        (4,661)    $ 5.50 - $11.25
Terminated                        --          --             2,400       (2,400)    $ 9.25 - $17.38

BALANCE AT MARCH 31, 1995      23,750   $ 4.50 - $12.00    196,735      274,542     $ 5.00 - $21.25

Additional Authorized             --          --           500,000          --            --
Granted                           --          --          (182,721)     182,721     $14.50 - $20.00
Exercised                      (3,750)  $ 4.50 - $7.63         --       (50,679)    $ 5.00 - $19.75
Terminated                        --          --            57,901      (57,901)    $ 5.50 - $21.25

BALANCE AT MARCH 31, 1996      20,000   $11.00 - $12.00    571,915      348,683     $ 5.00 - $20.00


Options to purchase 20,000 and 23,750 shares were exercisable on March 31, 1996 and March 31, 1995, respectively, under the 1982 Stock Option Plan. Under the 1991 Stock Option Plan, options to purchase 51,858 and 39,420 shares were exercisable on March 31, 1996 and March 31, 1995, respectively.

Under the 1992 Employee Stock Purchase Plan (the "1992 Purchase Plan"), a total of 200,000 shares of common stock has been reserved for issuance. The Company makes offerings at such time and of such duration as its Board determines. As of March 31, 1996, 116,172 shares remained available for purchase.

8.  LITIGATION AND CONTINGENCIES

The Company is contingently liable with respect to lawsuits and other matters which arise in the normal course of business. The Company must comply with detailed government procurement and contracting regulations and periodically receives letters requesting proof of support for costs. The Company has prepared and presented documentation and support to the U.S. Government addressing post-award audit recommendations made by the Defense Contract Audit Agency. Management believes that the outcome of such contingencies will not have a material adverse effect on the Company's financial position or results of operations.

SELECTED FINANCIAL DATA
(in thousands, except for per share data)

                                                                   Year Ended March 31
                                                                   -------------------
                                                       1996      1995      1994      1993      1992
                                                       ----      ----      ----      ----      ----
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR
Revenues                                             $145,100  $114,384  $ 98,055  $ 92,821  $ 94,908
Operating income                                        8,444     1,620     4,498     2,319     5,601
Income before change in accounting method               6,173       131     2,836     1,159     3,105
Cumulative effect of change in accounting method           --        --       700        --        --
Net income                                              6,173       131     3,536     1,159     3,105
Income per share before change in accounting method       .97       .02       .54       .24       .63
Cumulative effect of change in accounting method           --        --       .14        --        --
Weighted average shares                                 6,351     6,242     5,197     4,865     4,913
Net income as a percent of revenues                      4.3%       .1%      3.6%      1.3%      3.3%

FINANCIAL POSITION AT END OF FISCAL YEAR
Current assets                                       $ 76,152  $ 71,994  $ 60,125  $ 45,007  $ 42,791
Current liabilities                                    19,657    24,035    11,466    18,792    16,716
Working capital                                        56,495    47,959    48,659    26,215    26,075
Current ratio                                             3.9       3.0       5.2       2.4       2.6
Property and equipment, net                          $ 14,500  $ 15,608  $ 14,005  $ 12,226  $ 11,038
Total assets                                           90,948    88,005    74,503    57,492    54,088
Long-term debt                                             85       161       235       358       246
Shareholders' equity                                   69,589    62,097    61,367    37,571    36,500
Common stock outstanding                                6,328     6,234     6,181     4,864     4,870
Book value per share                                 $  11.00  $   9.96  $   9.93   $  7.72  $   7.50


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

On March 31, 1996, there were approximately 1,494 holders of record of the Company's Common Stock.

                     High       Low
                     ----       ---
Fiscal 1996
     First Quarter  17 1/2    13
     Second Quarter 25 3/4    14
     Third Quarter  23 3/8    16
     Fourth Quarter 31 1/4    16 1/4

Fiscal 1995
     First Quarter  18 3/4    11
     Second Quarter 20 1/4    12 1/2
     Third Quarter  20        13 1/8
     Fourth Quarter 15 1/2    12 1/2


NASDAQ TRADING VOLUME

Fiscal 1996  -  6,327,091 shares  /  Fiscal 1995  - 6,160,978 shares

NASDAQ MARKET MAKERS

Montgomery Securities Inc . - William K. Woodruff & Co., Inc. - Volpe Welty & Company - Oppenheimer & Co
Dain, Bosworth, Inc. - Mayer & Schweitzer - John G. Kinnard & Co., Inc. - Herzog, Heine, Geduld, Inc.