Form 10-K, Exhibit 13
period 1997-03-31
STANFORD TELECOMMUNICATIONS INC
filed 1997-06-25
CIK 725727

EXHIBIT 13.1
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATION

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

Commencing in the late 1980's, the Company began to pursue commercial opportunities utilizing its digital telecommunications technology developed and enhanced by the Company since its inception. Commercial revenues have risen from less than 6% of total revenues in fiscal year 1989 to approximately 41% of total revenues in fiscal year 1997. During fiscal year 1997, commercial revenues which amounted to approximately $68 million included: (i) contract manufacturing revenues from the Company's electronics assembly business ($34 million); (ii) sales of ASICs, circuit boards and subsystems to the telecommunications industry ($17 million); and (iii) other commercial systems and product business ($17 million). Over the last two fiscal years, the Company has focused on investing its own funds in certain strategic commercial initiatives, rather than paid development. During fiscal year 1997 approximately 75%, or $9 million of the Company's IR&D was invested in these strategic commercial initiatives. The Company anticipates that these commercial products will produce revenues during the next fiscal year. The Company includes in commercial revenues sales of standardized or off-the-shelf products such as the GPS simulators and other communications related products to any customers, including government customers.

The Company's operating results have from time to time been adversely affected by non-recoverable cost overruns on certain fixed-price contracts, primarily fixed-price development contracts which have included significant software and hardware development. The Company's net income in fiscal year 1995 was adversely affected due to losses on a number of fixed-price development contracts. The Company has instituted additional management controls to more closely monitor its bidding process and costs incurred on fixed-price development contracts, however, no assurance can be given that the Company will not incur losses on future fixed-price contracts or additional losses on existing contracts. The Company believes that development contracts are an important element in maintaining its technological leadership position in digital telecommunications. The Company plans to selectively bid on programs where it would be the sole provider or its technology leadership provides a competitive advantage. In addition, in order to position itself in the commercial marketplace, the Company may selectively enter into contracts with customers to deliver products where the Company will be funding a portion of the development costs. As a result, the Company may incur losses on certain fixed-price contracts. Such losses will be charged against results of operations in the period when they first become known, typically near the initiation of the contract and may have a material adverse effect on the Company's results of operations.

Results of Operations

The following tables set forth, for the periods indicated, certain items from the Company's Statements of Income expressed as a percentage of the Company's total revenues:

                                               Year Ended March 31
                                               -------------------
                                          1995         1996         1997
                                          ----         -----        ----

Revenues                                  100.0%       100.0%       100.0%
Cost of revenues                           83.6         80.0         76.3
                                           ----         ----         ----
     Gross profit                          16.4         20.0         23.7
                                           ----         ----         ----
Research and development                    6.8          5.8          7.1
Marketing and administrative                8.2          8.4         10.1
                                            ---          ---         ----
     Total expenses                        15.0         14.2         17.2
Operating income                            1.4          5.8          6.5
Interest income, net                        0.6          0.6          0.8
Arbitration settlement charge              (1.8)         -            -
                                           -----        -----        -----
Income before provision for income taxes    0.2          6.4          7.3
Provision for income taxes                 (0.1)        (2.1)        (2.5)
                                           -----        -----        -----
     Net income                             0.1%         4.3%         4.8%
                                            ----         ----         ----

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

Comparison of Fiscal Years 1995, 1996 and 1997

Revenues. Revenues were $114.4 million, $145.1 million and $167.0 million in fiscal year 1995, 1996, and 1997, respectively, representing year-to-year increases of 27% in fiscal year 1996 and 15% in fiscal year 1997. The increase in revenues from fiscal year 1995 to fiscal year 1996 was attributable to increases in the Company's commercial operations, including its commercial telecommunication products and services and its commercial manufacturing services as well as increases in its government business sector. Revenues generated by its government business sector increased from approximately $79 million in fiscal year 1995 and 1996 to $98.5 million in fiscal year 1997. Revenues generated from commercial products and services were $35.4 million, $66.2 million, and $68.5 million in fiscal year 1995, 1996 and 1997, respectively. The increase in commercial revenues in fiscal year 1996 is significantly attributable to two commercial development programs. Contract manufacturing services significantly accounted for the increase in commercial revenues in fiscal year 1997.

Although the Company experienced an increase in its government business revenues during fiscal year 1997, the Company expects that budgetary pressures will continue to affect Department of Defense, FAA and NASA budgets. The Company anticipates that its revenues from these government customers may remain flat and could decline in future periods. All contracts with the government are cancelable at any time for the convenience of the government. The Company is not aware of the cancellation or proposed cancellation of any of its current contracts. The Company plans to continue to selectively pursue government business where it has a competitive advantage, can be the sole provider or can be a prime contractor rather than a subcontractor.

The Company's commercial business represented approximately 31% in fiscal year 1995, 46% in fiscal year 1996, and 41% in fiscal year 1997. Although there was an overall increase in commercial revenues during fiscal 1997, the percentage of revenue decreased as a result of the revenue growth in the Company's government sector business. The Company is currently pursuing commercial opportunities in satellite, wireless and cable communication products. The Company expects that the percentage of its overall business represented by commercial sales will increase if it successfully develops, markets and sells those products currently under development.

Cost of Revenues. Cost of revenues were $95.7 million, $116.0 million and $127.4 million in fiscal year 1995, 1996 and 1997, respectively, representing 83.6%, 80.0% and 76.3% of revenues in fiscal year 1995, 1996 and 1997, respectively. For fiscal year 1995, the Company announced a reserve of $2.8 million against the completion of a development contract with Intelsat and incurred losses on several other development contracts totaling $1.4 million. The decrease in cost of revenues as a percentage of revenues in fiscal year 1996 relative to fiscal year 1995 is attributable primarily to the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products. During fiscal year 1996 the Company recognized revenues on the Intelsat contract and a U.S. Army satellite terminal contract totaling $16.2 million in which the cost of revenues approximated the revenues recognized. The decrease in cost of revenues as a percentage of revenues in fiscal year 1997 relative to 1996 can be attributable to a profitable completion of the final phases of certain commercial development programs and increased margins on both commercial and
Government contracts. In fiscal year 1995, 1996 and 1997, the Company experienced losses totaling $4.2million, $.2 million and $.9 million, respectively on a number of fixed-price development contracts.

Gross Profit. Gross profit was $18.7 million, $29.1 million, and $39.6 million in fiscal year 1995, 1996 and 1997, respectively. Gross profit increased during fiscal year 1996 and 1997 as a percentage of revenues relative to fiscal year 1995 and 1996, respectively, as the Company experienced operational efficiencies as a result of its expanding business base, and increased margins on its Government sales, commercial catalog products and certain commercial programs.

Research and Development. The Company's research and development expenses include bid and proposal expenses associated with government contracts and certain large commercial programs. Bid and proposal expenditures are largely the initial advanced technology development efforts directed toward a specific product or technical task for which the Company must show technical viability. Bid and proposal expenses have decreased since fiscal year 1995 as the Company has focused its available research and development funds on the development of commercial products. Research and development expenses, including bid and proposal expenses were $7.7 million, $8.4 million and $11.9 million in fiscal year 1995, 1996 and 1997, respectively. Excluding bid and proposal expenses, the Company's research and development expenses applied to the development of its products were $4.4 million, $5.7 million and $9.5 million in fiscal year 1995, 1996 and 1997 respectively. The Company expects research and development expenses in fiscal year 1998 to be approximately the same percentage of revenues experienced in fiscal year 1997.

Marketing and Administrative. Marketing and administrative expenses were $9.4 million, $12.2 million and $16.8 million in fiscal year 1995, 1996, and 1997, respectively, representing year-to-year increases of 30% in fiscal year 1996, and 37% in fiscal year 1997. These increases were primarily a result of hiring additional technical marketing personnel and increased marketing expenses in pursuit of commercial opportunities. In addition, the Company has expanded its patent activities and has experienced increased legal costs associated with the prosecution of its patent activities.

Operating Income. Operating income was $1.6 million, $8.4 million and $10.9 million for fiscal year 1995, 1996 and 1997, respectively, an increase of 425% in fiscal year 1996, and an increase of 29% in fiscal year 1997. The increase in fiscal year 1996 and 1997 was primarily attributable to operational efficiencies experienced as the Company expanded its business base, the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products. The Company has entered into and may continue to enter into certain fixed-price development contracts which it believes are essential to maintain and strengthen its competitive market position.

Interest Income, Net. Interest income, net was $.7 million, $.8 million, and $1.3 million in fiscal year 1995, 1996 and 1997, respectively. During fiscal year 1997 the Company increased the amount of cash available for investment by generating positive cash from its operations which it invested in interest bearing short-term investments.

Arbitration Settlement Expenses. During the third quarter of fiscal year 1995, the Company received an unfavorable decision in an arbitration hearing involving an alleged default under a 1990 joint product development agreement. A charge of $1.6 million associated with the award to the prevailing party and other direct arbitration costs of $.5 million were recognized.

Provision for Income Taxes. Provision for income taxes was $.1 million, $3.1 million and $4.2 million in fiscal year 1995, 1996 and 1997, respectively. This represents an effective tax rate of 35.0% for fiscal year 1995, 33.5% tax rate for fiscal year 1996, and 34.5% for fiscal year 1997. The decrease in the effective tax rate during fiscal year 1996 compared to fiscal year 1995 results primarily from increased Research and Development (R&D) tax credits and other state income tax credits. The increase in the effective tax rate in fiscal year 1997 was primarily attributable to a non-recurring reduction of a valuation allowance in fiscal year 1996. The Company anticipates that its effective tax rate in future fiscal years will fall within the range of rates experienced over the past three years assuming continued extension of the federal R&D tax credit.

Bookings and Backlog. Funded bookings were $127.8 million, $155.0 million and $168.5 million in fiscal year 1995, 1996 and 1997, respectively, representing year-to-year increases of 21% in fiscal year 1996 and 9% in fiscal year 1997. Government contract bookings were $87.3 million, $79.7 million and $103.5 million during fiscal year 1995, 1996 and 1997, respectively. Commercial contract bookings were $40.5 million, $75.3 million and $65.0 million during fiscal year 1995, 1996 and 1997, respectively. The increase in bookings has resulted in the Company's backlog increasing from $72.5 million at the end of fiscal year 1995 to $82.4 million at the end of fiscal year 1996, an increase of 14% and a further increase to $83.9 million at the end of fiscal year 1997.

Summary. The Company's revenues and results of operations are subject to fluctuation from period to period. Factors that could cause the Company's revenues and operating results to vary from period to period include: underestimating costs on fixed-price contracts particularly for software and hardware development; timing, bidding activity and delivery of significant contracts and orders; termination of contracts; mix of products and systems sold, and services provided; disruptions in delivery of components or subsystems; regulatory developments; and general economic conditions. Revenues have generally increased on a quarterly basis since fiscal year 1995 as a result of increasing commercial activities during the past three years and increased government related activities experienced during fiscal year 1997. The Company's results of operation are adversely affected by losses on fixed-price development contracts. Direct and indirect costs were adversely affected throughout fiscal year 1995 by cost overruns on certain fixed-price development contracts. Research and development expenses include both research and development costs as well as bid and proposal expenses. Bid and proposal expenses vary significantly from period to period based on the number of proposals being prepared at any time. These requests for proposals are not received evenly during the year or in any predictable pattern.

Quarterly Results

The following table presents the Company's financial results by quarter for fiscal year 1995, 1996 and 1997. These quarterly financial results are unaudited. In the opinion of management, however, they have been prepared on the same basis as the audited financial information and include all adjustments necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.


                                                      Statement of Operations Data
                                              Quarter Ended (in thousands, except per share data)

                                         Fiscal year 1995                            Fiscal year 1996
                               June 30    Sept. 30   Dec. 31    Mar. 31    June 30    Sept. 30   Dec. 31    Mar. 31
Revenues                       $24,645    $28,319    $26,499    $34,921    $35,952    $35,597    $36,384    $37,168
Costs of revenues               19,244     22,633     24,689     29,113     29,876     28,215     28,922     29,001
                               -------    -------    -------    -------    -------    -------    -------    -------
    Gross profit                 5,401      5,686      1,810      5,808      6,076      7,382      7,462      8,167
                               -------    -------    -------    -------    -------    -------    -------    -------

Expenses:
    Research and                 2,032      2,302      1,345      2,044      1,793      2,050      2,046      2,541
    development
    Marketing and                2,000      2,423      2,166      2,773      2,659      3,239      3,104      3,211
    administrative             -------    -------    -------    -------    -------    -------    -------    -------
       Total expenses            4,032      4,725      3,511      4,817      4,452      5,289      5,150      5,752

Operating income (loss)          1,369        961    (1,701)        991      1,624      2,093      2,312      2,415
Interest income, net               180        156        191        130        178        152        164        345
Arbitration settlement             -          -      (2,075)        -          -          -          -          -
expenses                       -------    -------    -------    -------    -------    -------    -------    -------

Income (loss) before             1,549      1,117    (3,585)      1,121      1,802      2,245      2,476      2,760
(provision) credit for
income taxes
(Provision) credit for           (557)      (403)      1,282      (393)      (676)      (842)      (863)      (729)
income taxes                   -------    -------    -------    -------    -------    -------    -------    -------

Net income (loss)            $     992  $     714   $(2,303)  $     728   $  1,126   $  1,403   $  1,613   $  2,031
                             =========  =========   ========  =========   ========   ========   ========   ========
Earnings (loss) per share    $    0.08  $    0.05 $   (0.18)  $    0.06  $    0.09  $    0.11  $    0.13  $    0.16
                             =========  ========= ==========  =========  =========  =========  =========  =========
Weighted average common         12,442     12,488     12,512     12,504     12,544     12,692     12,722     12,818
shares and equivalents

                              Quarter Ended (in thousands, except per
                                            share data)
                                         Fiscal year 1997
                             June 30    Sept. 30   Dec. 31    Mar. 31
Revenues                       $40,843    $41,058    $42,028    $43,073
Costs of revenues               31,993     30,889     32,305     32,245
                              --------   --------   --------   --------
    Gross profit                 8,850     10,169      9,723     10,828
                              --------   --------   --------   --------

Expenses:
    Research and                 2,229      3,444      2,903      3,292
    development
    Marketing and                4,022      4,105      4,170      4,511
    administrative            --------   --------   --------   --------
       Total expenses            6,251      7,549      7,073      7,803

Operating income (loss)          2,599      2,620      2,650      3,025
Interest income, net               284        298        342        412
Arbitration settlement             -          -          -          -
expenses                      --------   --------   --------   --------

Income (loss) before             2,883      2,918      2,992      3,437
(provision) credit for
income taxes
(Provision) credit for           (995)    (1,007)    (1,032)    (1,185)
income taxes                  --------   --------   --------   --------

Net income (loss)             $  1,888   $  1,911   $  1,960   $  2,252
                              ========   ========   ========   ========
Earnings (loss) per share    $    0.14  $    0.15  $    0.15  $    0.17
                             =========  =========  =========  =========
Weighted average common         13,048     13,098     13,042     13,040
shares and equivalents

Liquidity and Capital Resources

Working capital increased from $48.0 million to $56.5 million at March 31, 1995 and March 31, 1996, respectively, and increased to $66.4 million at March 31, 1997. The increases in working capital at March 31, 1996 and March 31, 1997 were primarily attributable to cash generated from net income from operations.

Net cash provided by operating activities for the years ended March 31, 1995, 1996 and 1997 was $1.2 million, $8.7 million and $18.6 million, respectively. The increase in cash provided by operating activities from fiscal year 1995 to fiscal year 1996 was largely attributable to an increase in net income and a decrease in billed and unbilled receivables. The increase from 1996 to fiscal year 1997 can be largely attributed to an increase in net income and the reduction of inventories.

The Company utilized its cash for the purchase of property and equipment totaling $6.2 million, $4.5 million and $5.5 million in fiscal year 1995, 1996 and 1997, respectively. Capital expenditures in recent years are attributable to increased investments in the Company's commercial activities and leasehold improvements in the Company's facilities in order to support its growth.

During fiscal years 1995, 1996 and 1997, $.5 million, $1.1 million and $1.6 million, respectively, of net cash was provided by financing activities. During fiscal year 1995, the Company received proceeds of $.6 million from transactions under stock plans and made payments of $.1 million on capital lease obligations. During fiscal year 1996, the Company received proceeds of $1.3 million from transactions under the stock plans and made payments of $.2 million on capital lease obligations. During fiscal year 1997, the Company received proceeds of $1.7 million from transactions under stock plans and made payments of $.1 million on capital lease obligations.

The Company has a bank credit commitment of $15.0 million which it has utilized to augment cash flow needs and to secure term loans or standby letters of credit. Available borrowings under this line at March 31, 1997, were $15.0 million. Under this credit line the Company must maintain certain financial covenants. The Company was in compliance with all covenants throughout fiscal year 1997. At March 31, 1997, the Company's long-term obligations (including current maturities) and capital lease obligations totaled approximately $.1 million. At March 31, 1997, cash and cash equivalents of $8.2 million were held in money market accounts and short-term investments of $25.1 million were held in U.S. Government Treasury instruments.

The Company believes that its current cash position, funds generated from operations and funds available from its existing bank credit agreement, will be adequate to meet the Company's requirements for working capital, capital expenditures and debt service for the next fiscal year.

In February 1997, the Financial Accounting Standard Board issued SFAS No. 128, "Earnings per Share," which will be adopted by the Company in fiscal year 1998. The Company does not believe that this pronouncement will have a significant effect on previously stated earnings per share.

Report of Independent Public Accountants

To Stanford Telecommunications, Inc.:

We have audited the accompanying balance sheets of Stanford Telecommunications, Inc. (a Delaware Corporation) as of March 31, 1997 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Telecommunications, Inc. as of March 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
San Jose, California
April 22, 1997


Statements of Income
(in thousands, except for per share amounts)
                                                            Year Ended March 31
                                                            -------------------

                                                  1997             1996              1995
                                                --------        ---------          ------
Revenues                                        $167,002         $145,100          $114,384
Costs of revenues                                127,432          116,014            95,679
                                                 -------          -------            ------
    Gross profit                                  39,570           29,086            18,705
                                                  ------           ------           -------
    Research and development                      11,868            8,429             7,723
    Marketing and administrative                  16,808           12,213             9,362
                                                  ------           ------             -----
      Total expenses                              28,676           20,642            17,085
                                                  ------           ------            ------
    Operating income                              10,894            8,444             1,620
Interest income, net                               1,336              839               657
Arbitration settlement charge                         --               --            (2,075)
                                                --------          -------         ----------
    Income before provision for income taxes      12,230            9,283               202
Provision for income taxes                         4,219            3,110                71
                                                 -------          -------         ---------

Net income                                      $  8,011         $  6,173         $     131
                                                ========         ========         =========
Earnings per share                              $    .61         $    .49         $     .01
                                                ========         ========         =========
Weighted average number
of common and common equivalent
shares outstanding                                13,070           12,702            12,484
                                                ========         ========          ========


Balance Sheets
(in thousands)

                                                                    March 31
                                                            -------------------------
                                                              1997               1996
                                                            ---------          -------
Assets
Current assets:
    Cash and cash equivalents                              $   8,235        $    4,409
    Short-term investments                                    25,074            14,127
    Accounts receivable                                       25,856            22,018
    Unbilled receivables                                      19,754            11,993
    Inventories, net of related progress billings              6,011            18,702
    Prepaid expenses and other                                 4,201             4,903
                                                            --------          --------
      Total current assets                                    89,131            76,152
                                                            --------          --------

Property and equipment at cost:
    Electronic test equipment                                 42,797            39,541
    Furniture and fixtures                                     3,613             2,967
    Leasehold improvements                                     3,722             3,657
                                                            --------          --------

                                                             50,132            46,165
    Less: Accumulated depreciation and amortization         (36,019)          (31,665)
                                                            --------         ---------
       Net property and equipment                            14,113             14,500
                                                            --------         ---------
Other assets                                                    274                296
                                                            --------         ---------

                                                            $103,518         $  90,948
                                                            ========         =========

Liabilities and Shareholders' Equity
Current liabilities:
    Current maturities of long-term obligations            $      88        $       80
    Accounts payable                                           5,902             6,097
    Advance payments from customers                            1,581               515
    Accrued liabilities                                       10,601            10,044
    Accrued income taxes                                       4,549             2,921
                                                            --------         ---------
       Total current liabilities                              22,721            19,657
                                                            --------         ---------
Long-term obligations, less current maturities                    30                85
                                                            --------         ---------
Other long-term liabilities                                      910               986
                                                            --------         ---------
Deferred income taxes                                            151               631
                                                            --------         ---------
Commitments and contingencies (Notes 3 and 8)
Shareholders' equity:
    Common stock - par value $.01; 25,000 shares
     authorized;  12,833 and 12,656
     shares issued and outstanding
     in 1997 and 1996, respectively                              128               127
    Paid-in capital                                           40,410            38,305
    Retained earnings                                         39,168            31,157
                                                           ---------        ----------
       Total shareholders' equity                             79,706            69,589
                                                           ---------        ----------
                                                            $103,518         $  90,948


Statements of Shareholders' Equity
(in thousands)
                                                                                                                     Total
                                                                    Common Stock                                     Share-
                                                                 -------------------      Paid-In     Retained      holders'
                                                                 Shares       Amount      Capital     Earnings       Equity
                                                                 ------       ------      -------     --------      --------
Balance, March 31, 1994                                          12,362       $  124    $  36,390    $  24,853    $  61,367
   Sale of common stock under
      Employee Stock Purchase Plan                                   72            1          429           --          430
   Sale of common stock under
      Employee Stock Option Plan,
      net of shares exchanged                                        28           --           86           --           86
   Issuance of common stock as awards to employees                    6           --           42           --           42
   Tax benefits from employee stock transactions                     --           --           41           --           41
   Net income                                                        --           --           --          131          131
                                                               --------         ----    ---------   ----------    ---------
Balance, March 31, 1995                                          12,468       $  125     $ 36,988     $ 24,984     $ 62,097
   Sale of common stock under
      Employee Stock Purchase Plan                                  70             1          539          --           540
   Sale of common stock under
      Employee Stock Option Plan                                    110            1          479           --          480
   Issuance of common stock as awards to employees                    8           --           74           --           74
   Tax benefits from employee stock transactions                     --           --          225           --          225
   Net income                                                        --           --           --        6,173        6,173
                                                               --------      -------    ---------     --------     --------
Balance, March 31, 1996                                          12,656       $  127     $ 38,305     $ 31,157     $ 69,589
   Sale of common stock under
      Employee Stock Purchase Plan                                   67       --              959           --          959
   Sale of common stock under
      Employee Stock Option Plan                                    105            1          729           --          730
   Issuance of common stock as awards to employees                    5           --          102           --          102
   Tax benefits from employee stock transactions                     --           --          315           --          315
   Net income                                                        --           --           --        8,011        8,011
                                                               --------     --------   ----------     --------     --------

Balance, March 31, 1997                                          12,833       $  128     $ 40,410     $ 39,168     $ 79,706
                                                                 ======       ======     ========     ========     ========

Statements of Cash Flows
(in thousands)


                                                                          Year Ended March 31
                                                                  ------------------------------------
                                                                     1997       1996        1995
                                                                  ----------  ---------   -----------
Cash flows from operating activities:
     Net income                                                   $  8,011    $  6,173    $    131
     Adjustments to reconcile net income to net cash
       provided by operating activities:

        Depreciation and amortization                                5,558       5,009       4,330
        Issuances of stock to employees under award plans              102          74          42
        Change in provision for losses on receivables,
          contracts and inventories                                  1,388         857       3,073
        Loss on disposition of property and equipment                  305         143         210
     (Increase) decrease in assets:
        Receivables billed and unbilled                            (11,803)      5,634      (8,355)
        Inventories                                                 11,446      (3,492)     (6,888)
        Prepaid expenses and other assets                              724      (1,238)     (2,018)
     Increase (decrease) in liabilities:
        Accounts payable, advance payments and accrued expenses      1,489      (5,851)      9,484
        Other long-term liabilities                                    (76)         59         301
        Accrued and deferred income taxes                            1,463       1,304         874
                                                                  --------    --------    --------
           Net cash provided by operating activities                18,607       8,672       1,184
                                                                  --------    --------    --------

     Cash used in investing activities:
        (Purchases) maturities of short-term investments           (10,947)     (4,220)      1,559
        Purchases of property and equipment                         (5,501)     (4,482)     (6,210)
        Proceeds from sale of property and equipment                    25         438          67
                                                                  --------    --------    --------
           Net cash used in investing activities                   (16,423)     (8,264)     (4,584)
                                                                  --------    --------    --------

     Cash flows from financing activities:
        Payments on capital lease obligations                          (47)       (154)        (87)
        Proceeds from transactions under stock plans                 1,689       1,245         557
                                                                  --------    --------    --------

           Net cash provided by financing activities                 1,642       1,091         470
                                                                  --------    --------    --------

Net increase (decrease) in cash and cash equivalents                 3,826       1,499      (2,930)

Cash and cash equivalents at beginning of year                       4,409       2,910       5,840

Cash and cash equivalents at end of year                          $  8,235    $  4,409    $  2,910
                                                                  ========    ========    ========

Supplemental Cash Flow Information:

Cash paid for interest and income taxes                               1997        1996        1995
                                                                  --------    --------    --------

        Interest                                                  $      7    $     12    $     51
        Income taxes                                              $  1,736    $  3,987    $    769




Notes to Financial Statements
March 31, 1997

1.     The Company and Summary of Significant Accounting Policies

The Company. Stanford Telecommunications, Inc. (the Company), incorporated in Delaware, designs, manufactures and markets advanced digital telecommunication products and systems to establish or enhance communications via satellites, terrestrial wireless and cable. The Company also produces communication systems networking solutions and GPS navigation products. The Company's government revenues are generated from U.S. government contracts where the Company may be either the prime contractor or a subcontractor. The Company's commercial revenues include contract manufacturing revenues, sales of integrated circuits, circuit boards and subsystems, and development programs. In addition to the U.S. government, the principle markets for the Company's products include telecommunications and electronics markets primarily located in the U.S.

Fiscal Year. The Company's fiscal year is comprised of four 13-week quarters, each of which ends on the Thursday closest to the corresponding calendar quarter end. For convenience, the Company has presented its fiscal year as ending on March 31.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company prepares and evaluates on-going cost to complete estimates in order to monitor its project costs. These estimates form the basis for calculating revenues and gross margins for each project under the percentage-of-completion method of accounting. Due to uncertainties inherent in the estimation process, estimated total costs are subject to revision on an on-going basis as additional information becomes available. The estimates are subject to change and actual results could be materially different from these estimates.

Cash Equivalents. The Company considers all highly liquid securities with original maturities of 90 days or less to be cash equivalents.

Short-Term Investments. Short-term investments are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 1997, the Company's short-term investments consisted of U.S. Treasury securities totalling $25,074,000 at cost with unrealized gains of $246,000. At March 31, 1996 the Company's short-term investments consisted of U.S. Treasury securities totalling $14,127,000 at cost with unrealized gains of $109,000. The securities mature at various dates within one year.

Receivables. The Company provides a reserve for doubtful accounts where circumstances indicate that one is necessary. As of March 31, 1997and 1996, the Company's reserve for doubtful accounts was $1,023,000 and $920,000, respectively.

Unbilled Receivables. Unbilled receivables represent differences between billings and revenues recognized. At March 31, 1997, approximately 85% of the unbilled receivables represent revenues recognized on fixed price contracts under the percentage-of-completion method of accounting which exceed the amounts that are billable according to contract terms and are expected to be significantly collected within one year. In general, the Company is authorized to bill between 75% to 100% of the costs expended on a contract. The remaining portion of unbilled receivables at March 31, 1997 represents differences between actual indirect rates and government approved billing rates which are not billable until approval of final indirect rates by the respective governmental agencies. The Company has received final indirect rate approval for charges through fiscal 1993.

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

                                                                 March 31
                                                            1997           1996
                                                         --------      ---------
Raw materials and supplies                               $   --        $    158

Work-in-process                                             3,721        18,615
Finished goods                                              2,318         1,850
Allocated general and administrative costs                    118           808
Less: Progress billings                                      (146)       (2,729)
                                                         --------      --------
                                                         $  6,011      $ 18,702
                                                         ========      ========

The Company purchases certain inventories that have long purchase lead times and may be single sourced. Although there are a limited number of manufacturers of these particular inventory items, management believes that other suppliers could provide similar inventory on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which may affect operating results adversely.

Depreciation and Amortization. Depreciation and amortization are provided over the estimated useful lives of the assets (3 to 7 years or the term of the lease if shorter), using the straight-line method.

Income Taxes . Income taxes are provided for in accordance with SFAS No. 109 , "Accounting for Income Taxes," which provides for a liability approach under which deferred income taxes are based on enacted tax laws and rates applicable to the periods in which the taxes become payable.

Accrued Liabilities
          Accrued liabilities consist of the following (in thousands):


                                                                  March 31
                                                            1997           1996
                                                          -------        -------
Compensation and employee benefits                        $ 8,003        $ 7,221
Accrued contract cost                                       2,054          2,125
Other                                                         544            698
                                                          -------        -------
                                                          $10,601        $10,044
                                                          =======        =======

Revenue Recognition. The Company principally uses the percentage-of-completion method of accounting for contract revenues. The percentage-of-completion method is based on total costs incurred to date compared with estimated total costs upon completion of contracts. Certain contracts provide for milestone billings which are recorded as revenues when the defined milestones are met. The Company recognizes revenues for standard, off-the-shelf products and certain commercial products upon shipment to the customer. The Company charges all losses on contracts to cost of sales in the period when the loss is known. The principal government agencies to which the Company sells are the Department of Defense
(DoD), NASA and the FAA. The DoD accounted for 33%, 31%, and 44% of total revenues in 1997, 1996, and 1995, respectively.

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

2.     Line of Credit

On December 5, 1996, the Company amended its bank line agreement extending the expiration date until December 1997. The Company has $15,000,000 in credit under this line, all of which is available at March 31, 1997. Under this line of credit the Company must maintain certain financial covenants. As of March 31, 1997, the Company was in compliance with all such covenants.

3.     Commitments

The Company leases its buildings and other equipment under noncancelable operating lease agreements that expire at various dates through 2004. The Company also leases certain office equipment under capital leases which expire during 2000. The terms of several of the Company's leases provide for deferral of cash rental payments over various periods. Rental expense under these agreements is recognized on a straight-line basis. As of March 31, 1997 the Company has accrued approximately $835,000 in related expense which is included in other long-term liabilities in the accompanying balance sheet. Approximate future minimum lease payments under these leases are as follows (in thousands):

Year Ending March 31                         Operating Leases     Capital Leases
--------------------                         ----------------     --------------
1998                                             $  3,683              $     85
1999                                                3,619                    34
2000                                                3,090                    15
2001                                                2,112                  --
2002                                                  825                  --
Thereafter                                            768                  --
                                                 --------              --------
Total minimum lease payments                     $ 14,097                   134
                                                 --------              --------
Less:interest                                                               (16)
                                                                       --------
                                                                            118
                                                                       --------
Less:current portion                                                        (88)
                                                                       --------
                                                                       $     30
                                                                       ========

Rental expenses charged to operations totaled approximately $4,279,000, $4,272,000, and $3,432,000 for the years ended March 31, 1997, 1996, and 1995, respectively. During 1997, 1996, and 1995 the Company acquired equipment under capital leases in the amounts of $30,000, $8,000, and $81,000, respectively.

4.     Earnings per Share

In accordance with Accounting Principles Board (APB) No. 15 earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the reporting periods. Common stock equivalents consist of the dilutive effect of outstanding options to purchase common stock. Fully dilutive earnings per share is substantially the same as reported earnings per share. In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share," which will be adopted by the Company in fiscal year 1998. SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted, and to disclose the methodology used for the calculation. The Company does not believe that this pronouncement will have a significant effect on previously stated earnings per share.

5.    Retirement Plan

The Company maintains a defined contribution plan covering substantially all employees. Amounts contributed are based on a percentage of eligible employees annual compensation. Percentages contributed equaled 4% in 1997 and 1996 and 3% in 1995. The Company's contributions totaled approximately $1,566,000 in 1997, $1,425,000 in 1996, and $1,037,000 in 1995. The Plan also permits eligible employees to make voluntary before-tax salary deferral contributions.

6.     Income Taxes

The provision for income taxes charged to operations was comprised of the following (in thousands):

                                                          Year Ended March 31
                                                          -------------------
                                                      1997        1996       1995
                                                      ----        ----       ----
Provision for (benefit from) income taxes
Current
     Federal                                         $ 3,602    $ 4,422    $ 1,870
     State                                               555        233        503
Deferred, net
     Federal                                              96     (1,470)    (1,817)
     State                                               (34)       (75)      (485)
                                                     -------    --------   -------
Net tax provision                                    $ 4,219    $ 3,110    $    71
                                                     =======    =======    ========

The provision for income taxes for the three years ended March 31, 1997 differs from the U.S. statutory rate principally as follows:

                                                  Year Ended March 31
                                                  -------------------
                                               1997     1996      1995
                                               ----     ----      ----
Statutory Federal income tax rate              35.0%    34.0%    34.0%
State income taxes, net of Federal benefit      2.8      1.7      5.3
Research and development credits               (3.6)    (1.0)    (5.0)
Other                                            .3      1.0      0.7
Change in valuation allowance                   --      (2.2)     --
                                               ----     ----     ----

Effective income tax rate                      34.5%    33.5%    35.0%
                                               ====     ====     ====

The major components of deferred tax assets and liabilities consisted of the following (in thousands):

                                                          Year Ended March 31
                                                          -------------------
                                                           1997       1996
                                                         -------    --------
Deferred tax asset:
Reserves and accruals not currently deductible for tax   $ 4,644    $ 4,232
  purposes
Tax credits                                                  256        395
                                                         -------    -------
  Total deferred tax asset                                 4,900      4,627

Deferred tax liability:
Accelerated depreciation                                    (151)      (631)
Percentage of completion contract accounting                (931)      (116)
                                                         -------    -------
  Total deferred tax liability                            (1,082)      (747)
                                                         -------    -------
Net deferred tax asset                                   $ 3,818    $ 3,880
                                                         =======    =======

The $3,818,000 net deferred tax asset as of March 31, 1997 was allocated on the accompanying balance sheet with $151,000 included in long-term liabilities, and the remaining $3,969,000 included in prepaid expenses and other.

7.     Common Stock

On January 29, 1997, the Company's Board of Directors declared a two-for-one split of the Company's common stock effected in the form of a 100% stock dividend distributed on February 28, 1997 to shareholders of record as of February 10, 1997. Approximately 6.4 million shares of common stock were issued in connection with the split. The stated par value of each share was not changed from $.01. A total of $64,000 was reclassified from the Company's paid-in capital account to the Company's common stock account. All share and per share amounts included in these financial statements have been restated to retroactively reflect the stock split.

On June 26, 1996, the Company's stockholders approved an amendment to Article 4 of the Company's Certificate of Incorporation, increasing the number of authorized shares of common stock with a par value $.01 per share ("common stock "), from 15,000,000 to 25,000,000. On February 6, 1997, the Company registered the additional authorized shares.

On May 9, 1995, the Board of Directors adopted a Stockholder's Rights Plan and declared a dividend of one Common Share Purchase Right (the "Right") for each share of the Company's common stock outstanding on May 25, 1995. Each Right entitles the holder thereof to purchase one share of the Company's common stock for $60 (pre split). The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock. Upon such acquisition, each Right (other than those held by the acquiring person or group) will be exercisable for the number of shares of the Company's common stock having a market value at that time of twice the exercise price of the Right. If the Company subsequently enters into certain business combinations, each Right (other than those held by the acquiring person or group) will be exercisable for that number of shares of common stock of the other party to the business combination having a market value of two times the exercise price of the Right. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right. The Rights expire on May 9, 2005.

In August 1990, the Board of Directors authorized the purchase of up to $2,500,000 of the Company's common stock on the open market. Common stock of $1,501,000 has been repurchased as of March 31, 1997.

The 1982 Stock Option Plan expired on January 26, 1991 precluding the issuance of option grants under that plan. On March 31, 1997 no options remained to be issued or exercised.

The Company's 1991 Stock Option Plan provides for the issuance of either incentive or non-qualified options to employees and certain non-employee directors. Incentive options can be granted at an exercise price not less than fair market value of the stock on the date of grant. Non-qualified options can be granted at an exercise price not less than 85% of the fair market value of the stock on the date of the grant. Options granted under the 1991 Plan generally vest 25% one year after the date of grant and rateably thereafter over three years and options generally expire ten years from the date of grant. The 1991 Plan will expire in the year 2001.



Information with respect to these plans is as follows:

                                   1982 Stock Option Plan                1991 Stock Option Plan
                                 --------------------------        ----------------------------
                                                   Average       Available                       Average
                                 Outstanding    Option Prices    for Grant      Outstanding   Option Prices
                                 -----------    -------------    ---------      -----------   -------------
Balance at March 31, 1994            79,000       $    5.44        645,004         306,872      $    5.73
                                     ------       ---------        -------         -------      ---------
Granted                                 --              --        (256,334)        256,334      $    7.74
Exercised                          (31,500)       $    5.40             --         (9,332)      $    4.58
Terminated                              --              --            4,800        (4,800)      $    7.24
                                     ------          ------        --------      ---------      ---------
Balance at March 31, 1995            47,500       $    5.47         393,470        549,084      $    6.66

Additional Authorized                   --              --        1,000,000            --             --
Granted                                 --              --        (365,442)        365,442      $    7.85
Exercised                           (7,500)       $    2.72             --       (101,358)      $    4.53
Terminated                              --              --          115,802      (115,802)      $    7.30
                                     ------          ------        --------     ----------      ---------
Balance at March 31, 1996            40,000       $    5.98       1,143,830        697,366      $    7.49

Granted                                 --              --        (375,300)        375,300      $   16.54
Exercised                          (40,000)       $    5.98             --        (64,534)      $    7.65
Terminated                              --              --           45,711       (45,711)       $  10.39
                                    -------         -------       ---------      ---------       --------
Balance at March 31, 1997               --              --          814,241        962,421       $  10.92
                                    =======         =======         =======        =======       ========


Under the 1991 Stock Option Plan the options outstanding on March 31, 1997 were as follows:

                                          Options Outstanding                                Options Exercisable
                                           Weighted Average
      Range of               Number            remaining        Weighted Average         Number         Weighted Average
      Exercise           Outstanding at   Contractual Life in       Exercise          Exercisable at        Exercise
        Prices              3/31/97             Years               Price              3/31/97              Price
      ---------           ----------        --------------      --------------        -----------         ---------
$  2.50 - $  5.63           53,062               6.04               $  4.50              35,892              $  4.42
$  6.38 - $ 10.00          548,859               5.29               $  7.82             353,769              $  7.65
$ 13.63 - $ 20.00          275,500               9.23               $ 14.96                --                    --
$ 21.00 - $ 31.50           85,000               9.12               $ 21.95                --                    --
                            ------                                                     ---------
            Total          962,421                                                      389,661
                           =======                                                      =======

Pro Forma Information. The Company applies APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensaton plans (the Plans) described above. Accordingly, no compensation cost has been recognized for the Plans. If compensation cost for the Plans had been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation", the

Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data)
:

                                     Year Ended March 31
                                     -------------------
                                       1997       1996
                                     -------     ------
    Net income
         As reported                  8,011      6,173
         Pro forma                    6,755      5,615
    Earnings per share - primary
         As reported                    .61        .49
         Pro forma                      .52        .44

Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to April 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option pricing model with the following assumptions used for 1997 and 1996: risk-free interest rates of approximately 6.0% for 1997 and 6.1% for 1996, dividend yields of 0%, volatility factor of the expected market price of the Company's common stock of 76%, and a weighted average expected life of an option of approximately 3 years. The weighted average fair values of options granted in fiscal year 1997 and 1996 respectively were $7.34 and $3.37.

Under the 1992 Employee Stock Purchase Plan, the Company makes offerings of common stock to its employees at such time and of such duration as its Board determines. A total of 400,000 shares of common stock has been reserved for issuance. In fiscal years 1997 and 1996, the Company has sold 66,512 shares and 70,788 shares at a weighted average fair value of $5.27 and $2.41 respectively. As of March 31, 1997, 165,832 shares remained available for purchase.

8.     Litigation and Contingencies

The Company is contingently liable with respect to lawsuits and other matters which arise in the normal course of business. The Company must comply with detailed government procurement and contracting regulations. The Company has prepared and presented documentation and support to a customer addressing its post-award audit recommendations. Management believes that the outcome of such contingencies will not have a material adverse effect on the Company's financial position or results of operations.


Selected Financial Data
(in thousands, except for per share data)

                                                                          Year Ended March 31
Summary of Operations for the Fiscal Year                   1997        1996        1995        1994        1993
Revenues                                                 $167,002    $145,100    $114,384   $  98,055   $  92,821
Operating income                                           10,894       8,444       1,620       4,498       2,319
Income before change in accounting method                   8,011       6,173         131       2,836       1,159
Cumulative effect of change in accounting method               --          --          --         700          --
Net income                                                  8,011       6,173         131       3,536       1,159
Earnings per share before change in accounting method         .61         .49         .01         .27         .12
Cumulative effect of change in accounting method               --          --          --         .07          --
Weighted average shares                                    13,070      12,702      12,484      10,394       9,730
Net income as a percent of revenues                          4.8%        4.3%         .1%        3.6%        1.3%

Financial Position at End of Fiscal Year
Current assets                                          $  89,131   $  76,152   $  71,994   $  60,125    $  45,007
Current liabilities                                        22,721      19,657      24,035      11,466       18,792
Working capital                                            66,410      56,495      47,959      48,659       26,215
Current ratio                                                 3.9         3.9         3.0         5.2          2.4
Property and equipment, net                                14,113      14,500      15,608      14,005       12,226
Total assets                                             $103,518   $  90,948   $  88,005   $  74,503    $  57,492
Long-term debt                                                 30          85         161         235          358
Shareholders' equity                                       79,706      69,589      62,097      61,367       37,571
Common stock outstanding                                   12,833      12,656      12,468      12,362        9,728
Book value per share                                   $     6.21  $     5.50  $     4.98  $     4.96   $     3.86


Selected Common Stock Data

Stanford Telecommunications, Inc. Common Stock was offered to the    Fiscal 1997               High        Low
public on October 6, 1983, and since that date has been traded on         First Quarter       32 7/8     13 3/8
the Nasdaq stock market under the symbol STII. During January 1994,       Second Quarter          30     18 5/8
the Company completed a secondary offering of its common stock. The       Third Quarter       26 3/4     11 1/4
price per share reflected in the table has been adjusted for a            Fourth Quarter     21 1/16     14 1/2
two-for-one  split of the Company's common stock  distributed to shareholders on February 28, 1997 and represents the closing prices  Fiscal 1996
in the Nasdaq National Market System. The quotations represent            First Quarter        8 3/4      6 1/2
inter-dealer quotations, without retail markups, markdowns or             Second Quarter      12 7/8          7
commissions, and may not necessarily represent actual transactions.       Third Quarter     11 11/16          8
                                                                          Fourth Quarter      15 5/8      8 1/8

The Company has not paid cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business. A covenant under the current Line of Credit would require prior approval of any cash dividend by the Bank.

On March 31, 1997, there were approximately 1,470 holders of record of the Company's Common Stock.

Nasdaq Trading Volume

Fiscal 1997  -  13,475,504 shares  /  Fiscal 1996  - 6,327,091 shares

Nasdaq Market Makers

Montgomery Securities Inc . o Mayer & Schweitzer Inc. o Troster Singer Corp. o John G. Kinnard & Co., Inc. o Oppenheimer & Co o Sherwood Securities Corp.