Form 10-K, Exhibit 13
period 1998-03-31
STANFORD TELECOMMUNICATIONS INC
filed 1998-06-24
CIK 725727

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

Commencing in the late 1980's, the Company began to pursue commercial opportunities using its digital telecommunications technology developed and enhanced by the Company since its inception. Commercial revenues have risen from less than 6% of total revenues in fiscal year 1989 to approximately 38% of total revenues in fiscal year 1998. During fiscal year 1998, commercial revenues which amounted to approximately $57.7 million included: (i) contract manufacturing revenues from the Company's electronics assembly business ($25.5 million); (ii) sales of ASICs, circuit boards and subsystems to the telecommunications industry ($14.2 million); and (iii) other commercial systems and product business ($18.0 million). Future commercial revenues are anticipated from existing products and products to be introduced in the coming fiscal year. The Company includes in commercial revenues sales of standardized or off-the-shelf products to any customers, including government customers.

Over the last two fiscal years, the Company has greatly increased its level of independent research and development expenditures. Research and development expenses increased from $8.4 million in fiscal year 1996 to $11.9 million in fiscal year 1997 and $13.6 million in fiscal year 1998. The Company believes that this increase is necessary to successfully develop competitive products for the commercial telecommunications market. During fiscal year 1998, approximately $10.0 million, or 72% of the Company's R&D was invested in these strategic commercial initiatives. The Company has applied much of its research and development expenditures to commercial products and initiatives in the areas of wireless and cable broadband communications.

The Company's operating results have from time to time been adversely affected by non-recoverable cost overruns on certain fixed-price contracts, primarily fixed-price development contracts that have included significant software and hardware development. The Company has instituted additional management controls to more closely monitor its bidding process and costs incurred on fixed-price development contracts, however, no assurance can be given that the Company will not incur losses on future fixed-price contracts or additional losses on existing contracts. The Company believes that development contracts are an important element in maintaining its technological leadership position in digital telecommunications. As a result, the Company may incur losses on certain fixed-price contracts. Such losses will be charged against results of operations in the period when they first become known, typically near the initiation of the contract and may have a material adverse effect on the Company's results of operations.


                              CAUTIONARY STATEMENTS

In the interest of providing the Company's shareholders and potential investors with certain Company information, including management's assessment of the Company's future potential, certain statements set forth herein (a) contain or are based on projections of revenue, income, earnings per share and other financial items or (b) relate to management's future plans and objectives or to the Company's future economic performance. Such statements are "forward-looking statements" within the meaning of Section 27A(i) of the Securities Act of 1933, as amended, and in Section 21E(i) of the Securities Exchange Act of 1934, as amended.

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

                              RESULTS OF OPERATIONS

The following tables set forth, for the periods indicated, certain items from the Company's Statements of Income expressed as a percentage of the Company's total revenues:

                                                             Year ended March 31
                                                1998         1997         1996
--------------------------------------------------------------------------------
Revenues                                      100.0%        100.0%       100.0%
Cost of revenues                               76.1%         76.3%        80.0%
                                              ------        ------       ------
   Gross profit                                23.9%         23.7%        20.0%
                                              ------        ------       ------
Expenses
   Research and development                     8.9%          7.1%         5.8%
   Marketing and administrative                11.3%         10.1%         8.4%
                                              ------        ------       ------
   Total expenses                              20.2%         17.2%        14.2%
Operating income                                3.7%          6.5%         5.8%
Interest income, net                            1.2%          0.8%         0.6%
                                              ------        ------       ------
Income before provision for income taxes        4.9%          7.3%         6.4%
Provision for income taxes                     (1.5)%        (2.5)%       (2.1)%
                                              ------        ------       ------
Net income                                      3.4%          4.8%         4.3%
                                              ------        ------       ------


                         COMPARISION OF THE FISCAL YEARS

Revenues. Revenues were $145.1 million, $167.0 million and $153.3 million in fiscal years 1996, 1997, and 1998, respectively, representing a year-to-year increase in fiscal year 1997 of 15% and a year-to-year decrease of 8% in fiscal year 1998. The increase in revenues from fiscal year 1996 to fiscal year 1997 was primarily attributable to increases in the Company's government business sector. Revenues generated by its government business sector increased from approximately $79.0 million in fiscal year 1996 to $98.5 million in fiscal year 1997. The decrease in revenues from fiscal year 1997 to fiscal year 1998 was primarily the result of a decrease in commercial revenues significantly attributable to an $8.6 million, or 25%, reduction in sales from the Company's commercial manufacturing services from fiscal year 1997. Revenues generated from commercial products and services were $66.2 million, $68.5 and $57.7 million in fiscal years 1996, 1997 and 1998, respectively. Revenues generated by its government business sector decreased from $98.5 million in fiscal year 1997 to $95.6 million in fiscal year 1998.


Although the Company experienced a slight decrease in its government business revenues during fiscal year 1998, the Company did win four significant new government contracts during the fiscal year. As such, the Company anticipates that its revenue from its government customers may increase in future periods. However, we believe budgetary pressures will continue to affect Department of Defense, FAA and NASA. All contracts with the government may be canceled at any time for the convenience of the government. The Company is not aware of the cancellation or proposed cancellation of any of its current contracts. The Company plans to continue to selectively pursue government business where it has a competitive advantage, can be the sole provider or can be a prime contractor rather than a subcontractor.

The Company's commercial business represented approximately 46% in fiscal year 1996, 41% in fiscal year 1997, and 38% in fiscal year 1998. The reduction in the Company's commercial business sector in fiscal year 1998 was mainly attributable to a decrease in the Company's commercial manufacturing services. The Company is currently pursuing commercial opportunities in satellite, wireless and cable broadband communication products. The Company expects that the percentage of its overall business represented by commercial sales will increase if it successfully develops, markets and sells those products currently under development.

Cost of Revenues. Cost of revenues were $116.0 million, $127.4 million and $116.6 million in fiscal years 1996, 1997 and 1998, respectively, representing 80.0%, 76.3% and 76.1% of revenues. The decrease in cost of revenues as a percentage of revenues in fiscal year 1997 relative to 1996 can be attributable to a profitable completion of the final phases of certain commercial development programs and increased margins on both commercial and government contracts. The decrease in cost of revenues in fiscal year 1998 relative to 1997 was the result of recognition of costs on lower revenues and a reduction in lower margin commercial electronic manufacturing revenues.

Management's  Discussion  and Analysis continued


Gross Profit. Gross profit was $29.1 million, $39.6 million and $36.6 million in fiscal years 1996, 1997 and 1998, respectively. Gross profit increased during fiscal year 1997 relative to fiscal year 1996 as the Company experienced operational efficiencies as a result of its expanding business base, and increased margins on its Government sales, commercial catalog products and certain commercial programs. The decrease in gross profit during fiscal year 1998 relative to fiscal year 1997 is primarily due to a lower revenue base.

Research and Development. Research and development expenses, including bid and proposal expenses were $8.4 million, $11.9 million and $13.6 million in fiscal year 1996, 1997 and 1998, respectively. The Company's research and development expenses include bid and proposal expenses associated with government contracts and certain large commercial programs. The Company has applied much of its research and development expenditures to commercial products and initiatives in the areas of wireless and cable broadband communications. The Company's research and development expenses were $5.7 million, $9.5 million and $11.3 million in fiscal years 1996, 1997 and 1998, respectively. The Company expects research and development expenses in fiscal year 1999 to decrease slightly as a percentage of revenues compared to the percentage experienced in fiscal year 1998. Bid and proposal expenditures are largely the initial advanced technology development efforts directed toward a specific product or technical task for which the Company must show technical viability. Bid and proposal expenses have decreased since fiscal year 1996 as the Company has focused its available research and development funds on the development of commercial products.

Marketing and Administrative. Marketing and administrative expenses were $12.2 million, $16.8 million and $17.3 million in fiscal years 1996, 1997, and 1998. The increase in costs from fiscal year 1996 to fiscal year 1997 was primarily a result of hiring additional technical marketing personnel and increased marketing expenses in pursuit of commercial opportunities. The increase in costs from fiscal year 1997 to fiscal year 1998 is a result of increase legal expenses primarily associated with a patent infringement case brought by the Company in December 1996 and increased marketing expenses in pursuit of commercial opportunities.

Operating Income. Operating income was $8.4 million, $10.9 million, and $5.7 million for fiscal years 1996, 1997 and 1998. The increase in fiscal year 1997 was primarily attributable to operational efficiencies experienced as the Company expanded its business base, the avoidance of material cost overruns on its contracts and increased margins on its commercial catalog products. The decrease in operating income from fiscal year 1997 to fiscal year 1998 was primarily the result of a decrease in revenues, an increase in research and development, and an increase in marketing and administrative expenses.

Interest Income, Net. Interest income, net was $.8 million, $1.3 million and $1.9 million in fiscal years 1996, 1997 and 1998, respectively. In fiscal years 1997 and 1998, the Company has increased its interest income over previous periods as a result of maintaining a higher overall average balance in U.S. Treasury instruments and money market accounts.

Provision for income Taxes. Provision for income taxes was $3.1 million, $4.2 million and $2.3 million in fiscal years 1996, 1997 and 1998, respectively. This represents an effective tax rate of 33.5% for fiscal year 1996, 34.5% for fiscal year 1997 and 31.0% for fiscal year 1998. The increase in the effective tax rate in fiscal year 1997 was primarily attributable to a non-recurring reduction of a valuation allowance in fiscal year 1996. The decrease in the effective tax rate during fiscal year 1998 compared to fiscal year 1997 results primarily from increased Research and Development (R&D) tax credits and other state income tax credits. The Company anticipates that its effective tax rate in fiscal year 1999 will be approximately the same as experienced in fiscal year 1998 assuming continued extension of the federal R&D tax credit.

Bookings and Backlog. Funded bookings were $155.0 million, $168.5 million and $163.0 million in fiscal years 1996, 1997 and 1998, respectively. Government contract bookings were $79.7 million, $103.5 and $102.8 million during fiscal years 1996, 1997 and 1998, respectively Commercial contract bookings were $75.3 million, $65.0 million and $60.2 during fiscal year 1996, 1997 and 1998, respectively The Company's backlog increased from $82.4 million at the end of fiscal year 1996 to $83.9 million at the end of fiscal year 1997 and a further 12% to $93.6 million at the end of fiscal year 1998.

Summary. The Company's revenues and results of operations are subject to fluctuation from period to period. Factors that could cause the Company's revenues and operating results to vary from period to period include: timing, bidding activity and delivery of significant commercial and government contracts and orders; mix of products and systems sold, and services provided; disruptions in delivery of components or subsystems; underestimating costs on fixed-price contracts particularly for software and hardware development; termination of contracts; regulatory developments; and general economic conditions. Research and development expenses include both research and development costs as well as bid and proposal expenses. Bid and proposal expenses vary significantly from period to period based on the number of proposals being prepared at any time. These requests for proposals are not received evenly during the year or in any predictable pattern.


                         LIQUIDITY AND CAPITAL RESOURCES

Working capital increased from $56.5 million to $66.4 million at March 31, 1996 and March 31, 1997, respectively, and increased to $73.1 million at March 31, 1998. The increases in working capital at March 31, 1997 and March 31, 1998 were primarily attributable to cash generated from net income and proceeds from transactions under stock plans.

Net cash provided by operating activities for the years ended March 31, 1996, 1997 and 1998 was $8.7 million, $18.6 million and $4.4 million, respectively. The increase from 1996 to fiscal year 1997 can be largely attributed to an increase in net income and the reduction of inventories. The decrease from fiscal year 1997 to fiscal year 1998 is the result of lower net income and an increase in inventories to support future delivery of commercial products.

The Company used its cash for the purchase of property and equipment totaling $4.5 million, $5.5 million and $5.9 million in fiscal year 1996, 1997 and 1998, respectively. Capital expenditures in recent years are primarily attributable to increased investments in the Company's commercial activities and leasehold improvements in the Company's facilities in order to support its growth.

During fiscal years 1996, 1997 and 1998, $1.1 million, $1.6 million and $1.6 million respectively, of net cash was provided by financing activities. These amounts represent primarily the proceeds from transactions under the stock plans.

The Company has a bank credit commitment of $15.0 million which it has used to augment cash flow needs and to secure term loans or standby letters of credit. Available borrowings under this line at March 31, 1998, were $15.0 million. Under this credit line, the Company must maintain certain financial covenants. The Company was in compliance with all covenants throughout fiscal year 1998. At March 31, 1998, the Company's long-term obligations (including current maturities) and capital lease obligations totaled approximately $.1 million. At March 31, 1998, cash and cash equivalents of $13.9 million were held significantly in money market accounts and short-term investments of $19.5 million were held in U.S. Government Treasury instruments.

The Company believes that its current cash position, funds generated from operations and funds available from its existing bank credit agreement, will be adequate to meet the Company's requirements for working capital, capital expenditures and debt service for the next fiscal year.

The Company is in the process of identifying anticipated costs, problems and uncertainties associated with making both the Company's products as well as internal-use software applications Year 2000 compliant. In general, the Company plans to resolve Year 2000 issues associated with its own products either through Company and/or customer paid upgrades. In the case of third party, internal-use software, the Company is planning to obtain Year 2000 compliance certifications from the suppliers and, where necessary, replace or upgrade those software packages which are not compliant. Although management does not expect Year 2000 issues to have a material impact on its business or future results of operations, there can be no assurances that there will not be interruptions or other limitations of system functionality or that the Company will not incur significant costs to avoid such interruptions or limitations.

Report of Independent Public Accountants

To Stanford Telecommunications, Inc.:

We have audited the accompanying balance sheets of Stanford Telecommunications, Inc. (a Delaware Corporation) as of March 31, 1998 and 1997, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Telecommunications, Inc. as of March 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.


                                                   /s/ Arthur Andersen LLP
                                                   -----------------------------
                                                       ARTHUR ANDERSEN LLP
                                      San Jose, California, April 22, 1998


Statements of income

                                                             Year ended March 31
(In thousands, except per share amounts)              1998       1997       1996
--------------------------------------------------------------------------------
Revenues                                          $153,260   $167,002   $145,100
Cost of revenues                                   116,629    127,432    116,014
                                                  --------   --------   --------
   Gross profit                                     36,631     39,570     29,086
                                                  --------   --------   --------
Expenses
   Research and Development                         13,647     11,868      8,429
   Marketing and Administrative                     17,321     16,808     12,213
                                                  --------   --------   --------
      Total expenses                                30,968     28,676     20,642
                                                  --------   --------   --------
Operating income                                     5,663     10,894      8,444
Interest income, net                                 1,896      1,336        839
                                                  --------   --------   --------
Income before provision for income taxes             7,559     12,230      9,283
Provision for income taxes                           2,343      4,219      3,110
                                                  --------   --------   --------
Net income                                        $  5,216   $  8,011   $  6,173
                                                  ========   ========   ========
Earnings per share--basic and diluted             $   0.40   $   0.61   $   0.49
                                                  ========   ========   ========
Weighted average number of common
  and potential common shares outstanding:

     Basic                                          12,953     12,775     12,556
                                                  ========   ========   ========
     Diluted                                        13,179     13,070     12,702
                                                  ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

Balance Sheets


                                                             Year ended March 31
(In thousands)                                               1998           1997
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                            $  13,914     $   8,235
   Short-term investments                                  19,493        25,074
   Accounts receivable                                     26,958        25,856
   Unbilled receivables                                    20,911        19,754
   Inventories, net of related progress billings           14,276         6,011
   Prepaid expenses and other                               1,919         4,201
                                                        ---------     ---------
      Total current assets                                 97,471        89,131
                                                        ---------     ---------
Property and equipment at cost:
   Electronic test equipment                               46,768        42,797
   Furniture and fixtures                                   3,887         3,613
   Leasehold improvements                                   3,996         3,722
                                                        ---------     ---------
                                                           54,651        50,132
                                                        ---------     ---------
   Less: Accumulated depreciation and amortization        (40,516)      (36,019)
                                                        ---------     ---------
      Net property and equipment                           14,135        14,113
                                                        ---------     ---------
Other assets                                                  535           274
                                                        ---------     ---------
                                                        $ 112,141     $ 103,518
                                                        =========     =========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current maturities of long-term obligations          $      44     $      88
   Accounts payable                                        10,739         5,902
   Advance payments from customers                          1,909         1,581
   Accrued liabilities                                      8,218        10,601
   Accrued income taxes                                     3,462         4,549
                                                        ---------     ---------
       Total current liabilities                           24,372        22,721
                                                        ---------     ---------
Long-term obligations, less current maturities                 41            30
                                                        ---------     ---------
Other long-term liabilities                                   855         1,061
                                                        ---------     ---------
Commitments and contingencies (Notes 3 and 7)
Shareholder' equity
   Common stock -- par value $01; 25,000
   shares authorized; 12,975 and 12,833
   shares issued and outstanding in 1998
   and 1997, respectively                                     130           128
Paid-in capital                                            42,359        40,410
Retained earnings                                          44,384        39,168
                                                        ---------     ---------
   Total shareholders' equity                              86,873        79,706
                                                        ---------     ---------
                                                        $ 112,141     $ 103,518
                                                        =========     =========

   The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity


                                                                                                                           Total
                                                                      Common Stock           Paid-in      Retained     Shareholders'
(In thousands)                                                   Shares        Amount        Capital      Earnings        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                                           12,468       $   125       $36,988       $24,984       $62,097
Sale of common stock under Employee Stock
   Purchase Plan                                                      70             1           539          --             540
Sale of common stock under Employee Stock
   Option Plan                                                       110             1           479          --             480
Issuance of common stock as awards to employees                        8          --              74          --              74
Tax benefits from employee stock transactions                       --            --             225          --             225
Net income                                                          --            --            --           6,173         6,173

                                                                 -------       -------       -------       -------       -------
BALANCE, MARCH 31, 1996                                           12,656       $   127       $38,305       $31,157       $69,589
Sale of common stock under Employee Stock
   Purchase Plan                                                      67          --             959          --             959
Sale of common stock under Employee Stock
   Option Plan                                                       105             1           729          --             730
Issuance of common stock as awards to employees                        5          --             102          --             102
Tax benefits from employee stock transactions                       --            --             315          --             315
Net income                                                          --            --            --           8,011         8,011

                                                                 -------       -------       -------       -------       -------
BALANCE, MARCH 31, 1997                                           12,833       $   128       $40,410       $39,168       $79,706
Sale of common stock under Employee Stock
   Purchase Plan                                                      91             1         1,198          --           1,199
Sale of common stock under Employee Stock
   Option Plan                                                        49             1           417          --             418
Issuance of common stock as awards to employees                        2          --              50          --              50
Tax benefits from employee stock transactions                       --            --             284          --             284
Net income                                                          --            --            --           5,216         5,216

                                                                 -------       -------       -------       -------       -------
BALANCE, MARCH 31, 1998                                           12,975       $   130       $42,359       $44,384       $86,873
                                                                 =======       =======       =======       =======       =======

                             The accompanying notes are an integral part of these financial statements.


Statements of Cash Flows

                                                                                                                Year ended March 31
(In thousands)                                                                                       1998         1997         1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                                                  $  5,216     $  8,011     $  6,173
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                              5,807        5,558        5,009
         Issuances of stock to employees under award plans                                             50          102           74
         Change in provision for losses on receivables, contracts and inventories                  (2,041)       1,388          857
         Loss on disposition of property and equipment                                                 20          305          143
     (Increase) decrease in assets:
         Receivables billed and unbilled                                                           (1,549)     (11,803)       5,634
         Inventories                                                                               (6,934)      11,446       (3,492)
         Prepaid expenses and other assets                                                          2,021          724       (1,238)
     Increase (decrease) in liabilities:
         Accounts payable, advance payments and accrued expenses                                    2,782        1,489       (5,851)
         Other long-term liabilities                                                                  (55)         (76)          59
         Accrued and deferred income taxes                                                           (954)       1,463        1,304
                                                                                                 --------     --------     --------
               Net cash provided by operating activities                                            4,363       18,607        8,672
                                                                                                 --------     --------     --------

Cash flows from investing activities:
     Proceeds from maturities (purchase) of short-term investments, net                             5,581      (10,947)      (4,220)
     Purchases of property and equipment                                                           (5,852)      (5,501)      (4,482)
     Proceeds from sale of property and equipment                                                       3           25          438
                                                                                                 --------     --------     --------
               Net cash used in investing activities                                                 (268)     (16,423)      (8,264)
                                                                                                 --------     --------     --------

Cash flows from financing activities:
     Payments on capital lease obligations                                                            (33)         (47)        (154)
     Proceeds from transactions under stock plans                                                   1,617        1,689        1,245
                                                                                                 --------     --------     --------
                  Net cash provided by financing activities                                         1,584        1,642        1,091
                                                                                                 --------     --------     --------

Net increase in cash and cash equivalents                                                           5,679        3,826        1,499

Cash and cash equivalents at beginning of year                                                      8,235        4,409        2,910
                                                                                                 --------     --------     --------
Cash and cash equivalents at the end of year                                                     $ 13,914     $  8,235     $  4,409
                                                                                                 ========     ========     ========


                                            1998          1997          1996
--------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes
     Interest                              $   19        $    7        $   12
     Income taxes                          $  942        $1,736        $3,987

   The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements


       NOTE 1: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company. Stanford Telecommunications, Inc. (the Company), incorporated in Delaware, designs, manufactures and markets advanced digital telecommunication products and systems to establish or enhance communications via satellites, terrestrial wireless and cable. The Company's technical strengths include: system design, communication waveforms, modulation and demodulation techniques, ASIC design Radio Frequency (RF) antennas and downconverters, software and firmware, Asynchronous Transfer Mode (ATM) design and advanced manufacturing techniques and processes. The Company's government revenues are generated from U.S. government contracts where the Company may be either the prime contractor or a subcontractor. The Company's commercial revenues include contract manufacturing revenues, sales of integrated circuits, circuit boards and subsystems, and development programs. In addition to the U.S. government, the principle markets for the Company's products are primarily located in the U.S.

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

Short-Term lnvestments. Short-term investments are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 1998, the Company's short-term investments consisted of U.S. Treasury securities totaling $19,493,000 at cost with unrealized gains of $270,000. At March 31, 1997 the Company's short-term investments consisted of U.S. Treasury securities totaling $25,074,000 at cost with unrealized gains of $246,000. The securities mature at various dates within one year.

Receivables. The Company provides a reserve for doubtful accounts where circumstances indicate that one is necessary. As of March 31, 1998 and 1997, the Company's reserve for doubtful accounts was $711,000 and $1,023,000, respectively.

Unbilled Receivables. Unbilled receivables represent differences between billings and revenues recognized. At March 31, 1998, approximately 70% of the unbilled receivables represent revenues recognized on fixed price contracts under the percentage-of-completion method of accounting which exceed the amounts that are billable according to contract terms and are expected to be significantly collected within one year. In general, the Company is authorized to bill between 75% to 100% of the costs expended on a contract. The remaining portion of unbilled receivables at March 31, 1998 represents differences between actual indirect rates and government approved billing rates which are not billable until approval of final indirect rates by the respective governmental agencies. The Company has received final indirect rate approval for charges through fiscal 1995.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and related indirect expenses. General and administrative costs are only included in inventory for government contracts, as such costs are reimbursed by the government. Work-in-process mainly represents costs incurred on short-term contracts. The components of inventory are as follows:


(in thousands)                                         1998               1997
--------------------------------------------------------------------------------
Work-in process                                     $ 11,176            $ 3,721
Finished goods                                         3,066              2,318
Allocated general and administrative costs               136                118
Less: Progress billings                                 (102)              (146)
                                                    --------            -------
                                                    $ 14,276            $ 6,011
                                                    ========            =======


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

Accrued Liabilities. Accrued liabilities consist of the following:

                                                             Year ended March 31
(In thousands)                                           1998               1997
--------------------------------------------------------------------------------
Compensation and employee benefits                   $  6,543            $ 8,003
Accrued contract cost                                     956              2,054
Other                                                     719                544
                                                     --------           --------
                                                     $  8,218           $ 10,601
                                                     ========           ========


Revenue Recognition. The Company principally uses the percentage-of-completion method of accounting for contract revenues. The percentage-of-completion method is based on total costs incurred to date compared with estimated total costs upon completion of contracts. Certain contracts provide for milestone billings which are recorded as revenues when the defined milestones are met. The Company recognizes revenues for standard, off-the-shelf products and certain commercial products upon shipment to the customer. The Company charges all losses on contracts to cost of sales in the period when the loss is known. The principal government agencies to which the Company sells are the Department of Defense
(DoD), NASA and the FAA. The DoD accounted for 33%, 33%, and 31% of total revenues in 1998, 1997, and 1996, respectively.

Earnings Per Share. Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 requires companies to compute earnings per share following two different methods, basic and diluted. Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus dilutive potential common shares calculated in accordance with the treasury stock method. The Company's dilutive potential common shares are stock options. Options to purchase 86,000, 75,000, and 56,000 weighted shares outstanding during 1998, 1997 and 1996 respectively were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Basic and diluted earnings per share for the Company are substantially the same. Accordingly they have been reported together in the Statements of Income.

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


                             NOTE 2: LINE OF CREDIT

On December 12, 1997, the Company amended its bank line agreement extending the expiration date until December 18, 1998. The Company has $15,000,000 in credit under this line, all of which is available at March 31, 1998. Under this line of credit the Company must maintain certain financial covenants. As of March 31, 1998, the Company was in compliance with all such covenants.


                               NOTE 3: COMMITMENTS

The Company leases its buildings and other equipment under noncancelable operating lease agreements that expire at various dates through 2008. The Company also leases certain office equipment under capital leases which expire during 2003. The terms of several of the Company's leases provide for deferral of cash rental payments over various periods. Rental expense under these agreements is recognized on a straight-line basis. As of March 31, 1998 the Company has accrued approximately $717,000 in related expense which is included in other long-term liabilities in the accompanying balance sheet. Approximate future minimum lease payments under these leases are as follows (in thousands):

Year Ended March 31                          Operating Leases     Capital Leases
--------------------------------------------------------------------------------
1999                                                 $ 4,617            $    45
2000                                                   5,021                 25
2001                                                   5,006                  8
2002                                                   3,471                  8
2003                                                   3,380                  6
Thereafter                                            12,619                 --
                                                    --------            --------
Total minimum lease payments                        $ 34,114                 92
                                                    ========            --------
Less: Interest                                                               (7)
                                                                        --------
                                                                             85
                                                                        --------
Less: Current portion                                                       (44)
                                                                        --------
                                                                        $    41
                                                                        ========


Lease payments and other rental expenses charged to operations totaled approximately $4,676,000, $4,279,000, and $4,272,000 for the years ended March 31, 1998, 1997, and 1996, respectively. During 1998, 1997, and 1996 the Company acquired equipment under capital in the amounts of $41,000, $30,000, and $8,000, respectively.

                             NOTE 4: RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees. Amounts contributed are based on a percentage of eligible employees annual compensation. Percentages contributed equaled 3% in 1998 and 4% in 1997 and 1996 respectively. The Company's contributions totaled approximately $1,403,000 in 1998, $1,566,000 in 1997, and $1,425,000 in 1996. The Plan also permits eligible employees to make voluntary before-tax salary deferral contributions.


                              NOTE 5: INCOME TAXES

The provision for income taxes charged to operations was comprised of the following:

                                                             Year ended March 31
(In thousands)                                 1998          1997          1996
--------------------------------------------------------------------------------
Provision for (benefit from) income taxes:
Current
   Federal                                  $ 1,570       $ 3,602       $ 4,422
   State                                        176           555           233
Deferred, net
   Federal                                      647            96        (1,470)
   State                                        (50)          (34)          (75)
                                            -------       -------       -------
Net tax provision                           $ 2,343       $ 4,219       $ 3,110
                                            =======       =======       =======


The provision for income taxes for the three years ended March 31, 1998 differs from the U.S. statutory rate principally as follows:

                                                             Year ended March 31
                                                    1998       1997       1996
--------------------------------------------------------------------------------
Statutory Federal income tax rate                   34.0%      35.0%      34.0%
State income taxes, net of Federal benefit           1.5%       2.8%       1.7%
Research and development credits                    (7.3)%     (3.6)%     (1.0)%
Other                                                2.8%        .3%       1.0%
Change in valuation allowance                         --         --       (2.2)%
                                                    ----       ----       ----
Effective income tax rate                           31.0%      34.5%      33.5%
                                                    ====       ====       ====


The major components of deferred tax assets and liabilities consisted of the following:

                                                             Year ended March 31
(In thousands)                                                1998         1997
--------------------------------------------------------------------------------
Deferred tax asset
Reserves and accruals not currently
  deductible for tax purposes                              $ 3,235      $ 4,644
Tax credits                                                    373          256
Accelerated depreciation                                       223          --
                                                           -------      -------
     Total deferred tax asset                                3,831        4,900
                                                           -------      -------
Deferred tax liability:
Accelerated depreciation                                       --          (151)
Percentage of completion contract accounting                  (610)        (931)
                                                           -------      -------
     Total  deferred tax liability                            (610)      (1,082)
                                                           =======      ========
Net deferred tax asset                                     $ 3,221      $ 3,818
                                                           =======      ========


The $3,221,000 net deferred tax asset as of March 31, 1998 was allocated on the accompanying balance sheet with $223,000 included in other assets, $1,361,000 included in prepaid expenses and other, and the remaining amount of $1,637,000 is netted against accrued income taxes.

                              NOTE 6: COMMON STOCK

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

On June 26, 1996, the Company's stockholders approved an amendment to Article 4 of the Company's Certificate of Incorporation, increasing the number of authorized shares of common stock with a par value $.01 per share ("common stock"), from 15,000,000 to 25,000,000. On February 6, 1997, the Company registered the additional authorized shares.

On May 9, 1995, the Board of Directors adopted a Stockholder's Rights Plan and declared a dividend of one Common Share Purchase Right (the "Right") for each share of the Company's common stock outstanding on May 25, 1995. Each Right entitles the holder thereof to purchase one share of the Company's common stock for $30. The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock. Upon such acquisition, each Right (other than those held by the acquiring person or group) will be exercisable for the number of shares of the Company's common stock having a market value at that time of twice the exercise price of the Right. If the Company subsequently enters into certain business combinations, each Right (other than those held by the acquiring person or group) will be exercisable for that number of shares of common stock of the other party to the business combination having a market value of two times the exercise price of the Right. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right. The Rights expire on May 9, 2005.

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


Information with respect to this plan is as follows:

                                              1991 Stock Option Plan
                                     -------------------------------------------
                                                                       Average
                                     Available                         Option
                                     for Grant        Outstanding      Prices
--------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                393,470          549,084       $    6.66
                                     ---------        ---------       ---------
Additional authorized                1,000,000               --              --
Granted                               (365,442)         365,442            7.85
Exercised                                   --         (101,358)           4.53
Terminated                             115,802         (115,802)           7.30
                                     ---------        ---------       ---------
BALANCE, MARCH 31, 1996              1,143,830          697,366       $    7.49
Granted                               (375,300)         375,300           16.54
Exercised                                   --          (64,534)           7.65
Terminated                              45,711          (45,711)          10.39
                                     ---------        ---------       ---------
BALANCE, MARCH 31, 1997                814,241          962,421       $   10.92
Granted                               (167,900)         167,900           16.57
Exercised                                   --          (49,409)           8.51
Terminated                              45,222          (45,222)          13.08
                                     ---------        ---------       ---------
BALANCE, MARCH 31, 1998                691,563        1,035,690       $   11.85
                                     =========        =========       =========

Under the 1991 Stock Option Plan the options outstanding are as follows:

                                            1991 Stock Options Outstanding        1991 Stock Options Exercisable
                               -------------------------------------------------- -----------------------------
                                               Weighted Average
                                  Number          remaining      Weighted Average   Number     Weighted Average
March 31, 1998                 Outstanding     Contractual Life   Exercise Price  Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------------
Range of exercise prices:
$2.50--$7.25                       274,578         6.l3 years         $ 6.74        266,078         $ 6.75
$7.38--$18.69                      211,652         2.41 years         $ 7.93        148,991         $ 8.02
$9.06--$14.88                      273,010         7.30 years         $13.51        103,860         $12.77
$15.25--$21.00                     251,450         8.78 years         $17.71         69,000         $20.52
$23.00--$31.50                      25,000         8.l3 years         $24.22         21,250         $23.36
                                 ---------                                          -------
     Total                       1,035,690                                          609,179
                                 =========                                          =======


Pro Forma Information. The Company applies APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensatory plans (the Plans). Accordingly, no compensation cost has been recognized for the Plans. If compensation cost for the Plans had been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(In thousands, except per share data)            1998      1997      1996
--------------------------------------------------------------------------
Net income
   As reported                                 $ 5,216   $ 8,011   $ 6,173
   Pro forma                                   $ 4,037   $ 6,755   $ 5,615

Earning per share -- basic and diluted
   As reported                                 $  0.40   $  0.61   $  0.49
   Pro forma                                   $  0.31   $  0.52   $  0.44


Because the method of accounting prescribed by SFAS No.123 has not been applied to options granted prior to April 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option pricing model with the following assumptions used for 1998, 1997 and 1996: risk-free interest rates of approximately 6.6% for 1998, 6.0% for 1997 and 6.1% for 1996, dividend yields of 0%, volatility factor of the expected market price of the Company's common stock of 73%, and a weighted average expected life of an option of approximately three (3) years. The weighted average fair values of options granted in fiscal years 1998, 1997 and 1996 respectively were $8.33, $7.34 and $3.37.

Under the 1992 Employee Stock Purchase Plan, the Company makes offerings of common stock to its employees at such time and of such duration as its Board determines. A total of 400,000 shares of common stock has been reserved for issuance. In fiscal years 1998, 1997 and 1996, the Company has sold 90,631 shares, 66,512 shares and 70,788 shares. The weighted average fair values of such shares for fiscal years 1998, 1997 and 1996 were $4.88, $5.27 and $2.41 respectively. As of March 31, 1998, 75,20l shares remained available for purchase.


                      NOTE 7: LITIGATION AND CONTINGENCIES

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

Selected Financial Data

                                                                                                                 Year ended March 31
(In thousands, except per share data)                                 1998          1997          1996          1995          1994
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                                            $153,260      $167,002      $145,100      $114,384      $ 98,055
Operating income                                                       5,663        10,894         8,444         1,620         4,498
Income before change in accounting method                              5,216         8,011         6,173           131         2,836
Cumulative effect of change in accounting method                          --            --            --            --           700
Net income                                                             5,216         8,011         6,173           131         3,536
Earnings per share before change in
accounting method-- diluted                                             0.40          0.61          0.49          0.01          0.27
Cumulative effect of change in accounting method                          --            --            --            --          0.07
Weighted average number of common
   and potential common shares outstanding                            13,179        13,070        12,702        12,484        10,394


FINANCIAL POSITION
Current assets                                                      $ 97,471      $ 89,131      $ 76,152      $ 71,994      $ 60,125
Current liabilities                                                   24,372        22,721        19,657        24,035        11,466
Working capital                                                       73,099        66,410        56,495        47,959        48,659
Current ratio                                                            4.0           3.9           3.9           3.0           5.2
Property and equipment, net                                           14,135        14,113        14,500        15,608        14,005
Total assets                                                        $112,141      $103,518      $ 90,948      $ 88,005      $ 74,503
Long-term debt                                                            41            30            85           161           235
Shareholders' equity                                                  86,873        79,706        69,589        62,097        61,367
Common stock outstanding                                              12,975        12,833        12,656        12,468        12,362
Book value per share                                                $   6.70      $   6.21      $   5.50      $   4.98      $   4.96


                                QUARTERLY RESULTS

Statements of Operations Data. The following table presents summaries of the Company's financial results by quarter for fiscal year 1998, 1997 and 1996.
These quarterly financial results are unaudited. In the opinion of management, however, they have been prepared on the same basis as the audited financial information and include all adjustments necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.

(In thousands, except per share data)                                                                                           1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                1st Quarter        2nd Quarter        3rd Quarter        4th Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $35,331            $36,838            $40,713            $40,378
Gross profit                                                          8,901              9,373              9,935              8,422
Net income                                                            1,382                928              1,577              1,329
Earnings per share-- diluted                                        $  0.11            $  0.07            $  0.12            $  0.10

                                                                                                                                1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                1st Quarter        2nd Quarter        3rd Quarter        4th Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $40,843            $41,058            $42,028            $43,073
Gross profit                                                          8,850             10,169              9,723             10,828
Net income                                                            1,888              1,911              1,960              2,252
Earnings per share-- diluted                                        $  0.14            $  0.15            $  0.15            $  0.17


                                                                                                                                1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                1st Quarter        2nd Quarter        3rd Quarter        4th Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $35,952            $35,597            $36,384            $37,168
Gross profit                                                          6,076              7,382              7,462              8,167
Net income                                                            1,126              1,403              1,613              2,031
Earnings per share-- diluted                                        $  0.09            $  0.11            $  0.13            $  0.16

Selected Financial Data


                           SELECTED COMMON STOCK DATA

Stanford Telecommunications, Inc. Common Stock was offered to the public on October 6, 1983, and since that date has been traded on the NASDAQ stock market under the symbol STII. During January 1994, the Company completed a secondary offering of its common stock. The price per share reflected in the table has been adjusted for a two-for-one split of the Company's common stock distributed to shareholders on February 28, 1997 and represents the closing prices in the NASDAQ National Market System. The quotations represent inter-dealer quotations, without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

The Company has not paid cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business. A covenant under the current Line of Credit would require prior approval of any cash dividend by the bank.

On March 31, 1998, there were approximately 1,609 holders of record of the Company's Common Stock.

                                         1998                    1997
                                    -----------------     ------------------
Fiscal year                         High       Low        High         Low
--------------------------------------------------------------------------------
First Quarter                       20 1/4     14 1/8     32 7/8      13 3/8
Second Quarter                      28         15         30          18 5/8
Third Quarter                       26         15         26 3/4      11 1/4
Fourth Quarter                      20 1/2     14         21 1/16     14 1/2


                              NASDAQ TRADING VOLUME

Fiscal year                                1998                        1997
--------------------------------------------------------------------------------
Shares                                  20,213,599                   13,475,504


                                                 NASDAQ MARKET MAKERS
Oppenheimer & Company, Inc.                   Sherwood Securities Corporation              Herzog, Heine, Geduld, Inc.
Mayer & Schweitzer, Inc.                      Dain Rauscher, Inc.                          Troster Singer Corporation
John G. Kinnard & Co., Inc.                   Knight Securities LP                         First Albany Corporation