Form 10-K405, Exhibit 13
period 1999-03-31
STANFORD TELECOMMUNICATIONS INC
filed 1999-06-29
CIK 725727

                                                             EXHIBIT NUMBER 13.1

                 EXCERPTS FROM THE ANNUAL REPORT TO STOCKHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operation

COMPANY OVERVIEW

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

Commencing in the late 1980's, the Company began to pursue commercial opportunities utilizing its digital telecommunications technology developed and enhanced by the Company since its inception. Commercial revenues have risen from less than 6% of total revenues in fiscal year 1989 to approximately 36% of total revenues in fiscal year 1999. During fiscal year 1999, commercial revenues which amounted to approximately $59.9 million included: (i) contract manufacturing revenues from the Company's Contract Manufacturing segment ($27.0 million); (ii) sales of ASICs, circuit boards and subsystems to the telecommunications industry ($11.4 million); (iii) Wireless Broadband Products ($3.5 million) and (iv) other commercial systems and product business ($18.0 million). The Company expects to generate increased commercial revenues during fiscal year 2000 associated with its wireless broadband products which commenced initial production and deliveries in the latter part of fiscal year 1999. The Company includes in commercial revenues sales of standardized or off-the-shelf products to any customers, including government customers.

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

PARENT-SUBSIDIARY OVERVIEW

The Company has invested heavily in the development of a family of products to deliver telephone and data services over wireless broadband links. The high level of R&D expenses associated with the development of the wireless broadband family impacted the earnings results for the Company over the past four years. In order to provide further detail as to the level of revenues, cost of revenues, and operating expenses incurred by the base business and the corresponding financial performance of the broadband wireless business, the Company established a wholly owned subsidiary, Stanford Wireless Broadband, Inc. in June 1998, which comprises two of the three reportable segments of the Company; Wireless Broadband and Contract Manufacturing. In addition to providing financial visibility, the establishment of the subsidiary allows the Company's wireless broadband customers the benefit of working with a unique and separate entity dedicated to the development, manufacturing, sales and support of its broadband family of products. The table shown below provides a summary of the financial performance of the Base Business segment and Stanford Wireless Broadband, Inc. for the year ended March 31, 1999.

                                                          Base            Stanford Wireless
     (in thousands)                                     Business            Broadband, Inc.
     ---------------------------------------------------------------------------------------
     Revenues from unaffiliated customers               $134,940               $ 30,465
     Cost of revenues                                    101,868                 29,443
                                                        --------               --------
          Gross profit                                    33,072                  1,022
                                                        --------               --------
     Expenses
          Research and development                         4,323                  9,782
          Marketing and administrative                    13,150                  6,776
                                                        --------               --------
               Total expenses                             17,473                 16,558
                                                        --------               --------
     Operating income (loss)                            $ 15,599               $(15,536)
                                                        ========               ========

For fiscal year 1999, revenues for the Base Business segment consisted of $105.5 million and $29.4 million of government and commercial revenues, respectively. For fiscal year 1999, revenues for Stanford Wireless Broadband, Inc. consisted of $27.0 million and $3.5 million from the Company's Contract Manufacturing segment and Wireless Broadband segment, respectively. The Company's Wireless Broadband subsidiary's operating loss for the twelve months of fiscal year 1999, was attributable to a continued high level of research and development in the wireless broadband family of products, high level of costs associated with activities necessary to support worldwide LMDS and MMDS field trials, and an operating loss associated with the Company's Contract Manufacturing segment. Operating income from the Base Business segment of $15.6 million was essentially equal to the operating loss incurred by the Company's Wireless Broadband subsidiary.

BUSINESS SEGMENTS OVERVIEW


The Company classifies its business into three reportable segments: Base Business, Wireless Broadband and Contract Manufacturing. The Base Business segment primarily includes multi-year hardware and software engineering services for data and voice communications. The primary customer for the Base Business segment is the U.S. Government, however, 22% of the revenues were derived from the sale of commercial products and services. The Wireless Broadband segment develops and produces hardware for broadband wireless applications for the two-way, high-speed transmission of voice and data. Finally, the Contract Manufacturing segment is in the business of providing manufacturing services both for the Company's products as well as products for other companies.

                                                      Revenue                           Operating Income (loss) (1)
                                      ---------------------------------------      ----------------------------------------
(in thousands)                           1999           1998           1997           1999            1998         1997
---------------------------------------------------------------------------------------------------------------------------
Base Business                         $ 138,777      $ 127,596      $ 133,997      $  15,599      $  16,212      $  14,980
Wireless Broadband                        3,543          2,571          2,047        (12,203)        (7,371)        (4,315)
Contract Manufacturing                   31,236         30,625         40,556         (3,333)        (3,178)           229
Less: Intra-Company Revenues             (8,151)        (7,532)        (9,598)          --             --             --
                                      ---------      ---------      ---------      ---------      ---------      ---------
Stanford Telecommunications, Inc.     $ 165,405      $ 153,260      $ 167,002      $      63      $   5,663      $  10,894
                                      ---------      ---------      ---------      ---------      ---------      ---------

(1) Operating income of $63 thousand, $5.7 million and $10.9 million in fiscal years 1999, 1998 and 1997 includes intra-company eliminations of profit of approximately $.3 million, $.5 million and $.4 million, respectively, related to the Contract Manufacturing segment.

Segment Revenues. The decrease in Base Business segment revenues from $134.0 million in fiscal year 1997 to $127.6 million in fiscal year 1998 was the result of a $3.0 million decrease in commercial catalog product sales and a $3.4 million decrease in other Base Business segment product and service revenues. The increase in the Base Business segment revenues from $127.6 million in fiscal year 1998 to $138.8 million in fiscal year 1999 was primarily attributable to a $16.5 million increase in other Base Business segment product and service revenues offset by a $5.0 million decrease in revenues from the sale of commercial cable and VSAT catalog products, and satellite personnel communications system design support.

The increases in the Wireless Broadband segment revenues from fiscal year 1997 to fiscal year 1998 and from fiscal year 1998 to fiscal year 1999 resulted from increased sales associated with LMDS/MMDS field trials and deliveries of initial production hardware during the fourth quarter of fiscal year 1999. The decrease in the Contract Manufacturing segment revenues from $40.6 million in fiscal year 1997 to $30.6 million in fiscal year 1998 was primarily the result of an $8.6 million decrease in sales associated with the contract manufacturing of products for other companies. Sales to external customers increased by $1.5 million from fiscal year 1998 to fiscal year 1999, however, this was offset by a $.9 million decrease in internal manufacturing sales. The Company anticipates that internal manufacturing sales will increase during fiscal year 2000 as a result of increasing demand for its wireless broadband products with external manufacturing sales expected to be approximately equal to fiscal year 1999 levels.

Segment Operating Income (Loss). The increase in operating income of the Base Business segment from $15.0 million in fiscal year 1997 to $16.2 million in fiscal year 1998 was primarily the result of higher gross margins realized on its government and commercial revenues. Operating income decreased from $16.2 million in fiscal year 1998 to $15.6 million in fiscal year 1999 primarily due to decreasing gross margins realized on government and commercial revenues. The decrease in operating income for fiscal year 1999 was also affected by an increase in administration and marketing expenses related to the pursuit of new opportunities in the government market and legal fees related to patent infringement litigation.

The increase in operating loss of the Wireless Broadband segment from $4.3 million in fiscal year 1997 to $7.4 million in fiscal year 1998 was primarily the result of increased research and development costs and increased marketing and administrative costs. The increase in operating loss for the segment from $7.4 million in fiscal year 1998 to $12.2 million in fiscal year 1999 was mainly the result of increased research and development costs and lower gross margins realized due to the increased costs associated with activities to support worldwide LMDS and MMDS field trials.

The Contract Manufacturing segment operating loss of $3.2 million in fiscal year 1998 compared to a fiscal year 1997 operating profit of $.2 million was primarily attributable to the decrease in revenue of $9.9 million. The operating loss for fiscal year 1999 was approximately the same as experienced in fiscal year 1998.

RESULTS OF OPERATIONS - STANFORD TELECOMMUNICATIONS, INC.

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as a percentage of the Company's total revenues:

                                                             Year Ended March 31
                                                  1999       1998        1997
------------------------------------------------------------------------------
     Revenues                                     100.0%     100.0%     100.0%
     Cost of revenues                              79.4       76.1       76.3
                                                  -----      -----      -----
          Gross profit                             20.6       23.9       23.7
                                                  -----      -----      -----
     Expenses
          Research and development                  8.5        8.9        7.1
          Marketing and administrative             12.1       11.3       10.1
                                                  -----      -----      -----
          Total expenses                           20.6       20.2       17.2
                                                  -----      -----      -----
     Operating income                               0.0        3.7        6.5
     Interest income, net                           1.2        1.2        0.8
                                                  -----      -----      -----
     Income before provision for income taxes       1.2        4.9        7.3
     Provision for income taxes                     0.4        1.5        2.5
                                                  -----      -----      -----
     Net income                                     0.8%       3.4%       4.8%
                                                  -----      -----      -----

COMPARISON OF FISCAL YEARS 1997, 1998 AND 1999

Revenues. Revenues for the Company were $167.0 million, $153.3 million, and $165.4 million in fiscal year 1997, 1998, and 1999, respectively, representing a year-to-year decrease of 8% in fiscal year 1998 and a year-to-year increase in fiscal year 1999 of 8%. The decrease in revenues from fiscal year 1997 to fiscal year 1998 was primarily the result of a decrease in revenues from the Company's Contract Manufacturing segment amounting to $8.6 million and a decrease of $5.7 million in revenues from the Company's Base Business segment. The increase in revenues from fiscal year 1998 to fiscal year 1999 was primarily attributed to a $9.8 million increase in revenues from the Company's Base Business segment.

The Company expects that commercial sales in its Wireless Broadband segment will increase during fiscal year 2000. In addition, as a result of strong bookings in the Base Business segment in fiscal year 1999, the Company anticipates growth in this segment primarily associated with sales to the Government.

Cost of Revenues. Cost of revenues were $127.4 million, $116.6 million and $131.3 million in fiscal year 1997, 1998 and 1999, respectively. The cost of revenues as a percentage of revenues was approximately 76% for fiscal years 1997 and 1998. The increase in cost of revenues as a percentage of revenues in fiscal year 1999 was attributable to lower gross margins experienced by the Company's Wireless Broadband segment due to increased costs associated with worldwide LMDS and MMDS field trials, a decrease in gross margins for the Base Business segment, and increased operating costs within the Company's Contract Manufacturing segment.

Gross Profit. Gross profit was $39.6 million, $36.6 million and $34.1 million in fiscal year 1997, 1998 and 1998, respectively. The decrease in gross profit during fiscal year 1998 relative to fiscal year 1997 was primarily due to a lower revenue base. The decrease in gross profit during fiscal year 1999 relative to fiscal year 1998 was primarily due to decreases in gross profits of the Company's Base Business segment and the Company's Wireless Broadband segment in fiscal year 1999.

Research and Development. Research and development expenses, including bid and proposal expenses were $11.9 million, $13.6 million and $14.1 million in fiscal year 1997, 1998 and 1999, respectively. The Company has applied much of its research and development expenditures to commercial products and initiatives in the areas of wireless and cable broadband communications. The Company expects research and development expenses in fiscal year 2000 to decrease as a percentage of revenues compared to that experienced in fiscal year 1999, especially in the Wireless Broadband segment as the LMDS/MMDS products transition from development to full scale production. The Company's research and development expenses include bid and proposal expenses associated with Government contracts and certain large commercial programs. Bid and proposal expenses comprised between 16% to 20% of the total research and development expenses during the past three fiscal years. Bid and proposal expenditures are largely the initial advanced technology development efforts directed toward a specific product or technical task for which the Company must show technical viability. The Company expects an increase in bid proposal expenses during the fiscal year 2000 resulting from increased business opportunities in the Base Business segment.

Marketing and Administrative. Marketing and administrative expenses were $16.8 million, $17.3 million and $19.9 million in fiscal year 1997, 1998, and 1999, respectively. The increase in costs from fiscal year 1997 to fiscal year 1998 was the result of increased legal expenses primarily associated with a patent infringement case brought by the Company against Broadcom Corporation in December 1996 and increased marketing expenses in pursuit of commercial opportunities. The increased costs from fiscal year 1998 to fiscal year 1999 was the result of additional legal expenses associated with the patent infringement litigation which is scheduled for trial in May 1999. The Company expects these legal fees associated with the patent litigation to decrease after the completion of the trial. In addition, the Company experienced increased marketing expenses primarily associated with pursuit of opportunities in the Base Business segment.

Operating Income. Operating income was $10.9 million, $5.7 million, and $.1 million for fiscal year 1997, 1998 and 1999. The decrease in operating income from fiscal year 1997 to fiscal year 1998 was primarily the result of a decrease in revenues, an increase in research and development and an increase in marketing and administrative expenses. The decrease in operating income from fiscal year 1998 to fiscal year 1999 was the result of lower overall gross margins, an increase in marketing and administrative expenses, and an increase in research and development expenses.

Interest Income. Interest income was $1.3 million, $1.9 million and $1.9 million in fiscal years 1997, 1998 and 1999 respectively. In fiscal years 1998 and 1999, the Company increased its interest income over previous periods as a result of maintaining a higher overall average balance in U.S. Treasury instruments and money market accounts.

Provision for Income Taxes. Provision for income taxes was $4.2 million, $2.3 million and $.6 million in fiscal years 1997, 1998 and 1999, respectively. This represents an effective tax rate of 34.5% for fiscal year 1997, 31% for fiscal year 1998 and 31% for fiscal year 1999. The decrease in the effective tax rate during fiscal year 1998 and 1999 compared to fiscal year 1997 results primarily from increased

Research and Development (R&D) tax credits and other state income tax credits. The Company anticipates that its effective tax rate in fiscal year 2000 will be approximately the same as experienced in fiscal year 1999 assuming continued extension of the federal R&D tax credit.

Bookings and Backlog. Funded bookings were $168.5 million, $163.0 million and $174.4 million in fiscal year 1997, 1998 and 1999, respectively. Government contract bookings were $103.5 million, $102.8 million and $120.1 million during fiscal years 1997, 1998 and 1999, respectively. Commercial contract bookings were $65.0 million, $60.2 million and $54.3 million during fiscal years 1997, 1998 and 1999, respectively. The Company's backlog increased from $83.9 million at the end of fiscal year 1997 to $93.6 million at the end of fiscal year 1998 and further increased to $102.6 million at the end of fiscal year 1999.

Certain Trends and Uncertainties. The Company's revenues and results of operations are subject to fluctuation from period to period. Factors that could cause the Company's revenues and operating results to vary from period to period include: timing, bidding activity and delivery of significant commercial and government contracts and orders; mix of products and systems sold, and services provided; disruptions in delivery of components or subsystems; underestimating costs on fixed-price contracts particularly for software and hardware development; termination of contracts; regulatory developments; and general economic conditions. Research and development expenses include both research and development costs as well as bid and proposal expenses. Bid and proposal expenses vary significantly from quarter to quarter based on the number of proposals being prepared at any time. These requests for proposals are not received evenly during the year or in any predictable pattern.

LIQUIDITY AND CAPITAL RESOURCES

Working capital increased from $66.4 million to $73.1 million at March 31, 1997 and March 31, 1998, respectively, and increased to $76.3 million at March 31, 1999. The increase in working capital at March 31, 1998 was attributable to cash generated from net income and proceeds from transactions under stock plans. The increase in working capital at March 31, 1999 was primarily attributable to an increase in receivables resulting from increased revenues.

Net cash provided by operating activities for the years ended March 31, 1997, 1998 and 1999 was $18.6 million, $4.4 million and $.3 million respectively. The decrease from fiscal year 1997 to fiscal year 1998 is the result of lower net income and an increase in inventories to support future delivery of commercial products. The decrease from fiscal year 1998 to fiscal year1999 is the result of lower net income and an increase in receivables. Accounts receivable as of March 31, 1999 includes a $3.9 million secured note receivable for one of the Company's customers. In January 1999, due to the customer's liquidity condition, the Company agreed to exchange its trade receivables for a note receivable secured by an interest in certain of the customer's equipment with an historical cost of $13.4 million. The note bears interest at 10% per annum and matured on May 1, 1999. The Company's customer has paid $500,000 on May 1, 1999 and asked for an extension on the balance of this note. The Company is considering the requested extension. The Company expects to recover the full value of the note receivable.

The Company used its cash for the purchase of property and equipment totaling $5.5 million, $5.9 million and $5.0 million in fiscal years 1997, 1998 and 1999, respectively. Capital expenditures in recent years are primarily attributable to increased investments in electronic test equipment to support both commercial and Government activities.

During fiscal years 1997, 1998 and 1999 $1.6 million, $1.6 million and $.6 million, respectively, of net cash was provided by financing activities. These amounts represent primarily the proceeds from transactions under the stock plans.

The Company has a bank credit commitment of $15.0 million, which it has used to augment cash flow needs and to secure term loans or standby letters of credit. Available borrowings under this line at March 31, 1999, were $15.0 million. Under this credit line, the Company must maintain certain financial covenants. The Company was in compliance with all covenants throughout fiscal year 1999. At March 31, 1999, the Company's long-term obligations (including current maturities) and capital lease obligations totaled approximately $.1 million. At March 31, 1999 cash and cash equivalents of $19.4 million were held significantly in money market accounts. In addition, short-term investments of $9.9 million were held in U.S. Government Treasury instruments.

The Company believes that its current cash position funds generated from operations and funds available from its existing bank credit agreement, will be adequate to meet the Company's requirements for working capital, capital expenditure and debt service for the next fiscal year.

YEAR 2000 ISSUE

The "Year 2000 Issue", also known as "Y2K", exists because many computer programs store and process dates using only the last two digits of the year in the date field. If not corrected, many computer applications could create miscalculations or erroneous results causing disruptions of operations.

The Company has made this issue a significant priority and has formed an Interdisciplinary Steering Committee, which has been meeting regularly since January 1998, dedicated to the evaluation and mitigation of any Y2K issues. The Committee is responsible for overseeing and providing guidelines to four task force committees whose function is to focus on specific areas of the Y2K issue, namely products, software, customers and suppliers. The Y2K Plan for the Company has been presented to and approved by the Board of Directors.

In March 1998, the Corporate Steering Committee implemented a remediation plan to address mission-critical software (mission-critical is defined as software or systems that can seriously impair the Company's ability to conduct its business) and products impacted by the Y2K issue. This plan included Information Technology "IT" systems, and non-IT systems such as building security systems. Our Information Technology "IT" system is compliant and currently operating without any significant problems for the Company's fiscal year 2000 which commenced on April 2, 1999. Other mission-critical software has been tested or is in the process of being tested, updated, or replaced. This was the first two phases of our plan. At this time the costs associated with these phases have been less than $100,000, and software that has been replaced has been done so in conjunction with planned changes not in connection with the Y2K issue.

The third phase of our plan involved our assessment of our products that might be impacted by the Y2K. At this time 96% of our products over the last 10 years have been reviewed, and in our assessment there is not an issue. The remaining 4% are being reviewed as well as our current products. We estimate that we will complete this review by the end of our first quarter of fiscal year 2000.

The final phase of our plan is to draft and put into effect any contingency plan necessary to mitigate any Y2K issues. This phase is also to be completed by June 1999. The Company does not anticipate costs associated with the continued implementation of this plan or its findings on any phase of the plan to have a material impact on the Company's financial position, capital resources, or results of operation.

The above statements describing the Company's plans and objectives for handling the Y2K Issue and the expected impact, involve risks and uncertainties that could cause actual results discussed above, therefore having an adverse effect on future results of operations. Uncertainties that might cause such a difference include, but are not limited to, delays in executing the plan or unforeseen costs associated with the implementation of the plan. Further, even if the Company successfully implements the plan, there is no assurance that the company will not be adversely affected by the failure of others to become Year 2000 compliant.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of the Company's investments are in short-term instruments. Due to the nature of short-term investments, the Company has concluded that there is no material interest rate risk exposure. Therefore no quantitative tabular disclosures are required.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Stanford Telecommunications, Inc.:

We have audited the accompanying consolidated balance sheets of Stanford Telecommunications, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stanford Telecommunications, Inc. and subsidiaries as of March 31, 1999 and 1998 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

San Jose, California
May 1, 1999

Consolidated Statements of Income

                                                                           Year Ended March 31,
(In thousands, except for per share amounts)                     1999         1998         1997
-----------------------------------------------------------------------------------------------
Revenues                                                     $165,405     $153,260     $167,002
Cost of revenues                                              131,311      116,629      127,432
                                                             --------     --------     --------
     Gross profit                                              34,094       36,631       39,570
                                                             --------     --------     --------
Expenses:
     Research and development                                  14,105       13,647       11,868
     Marketing and administrative                              19,926       17,321       16,808
                                                             --------     --------     --------
         Total expenses                                        34,031       30,968       28,676
                                                             --------     --------     --------
Operating income                                                   63        5,663       10,894
Interest income                                                 1,880        1,896        1,336
                                                             --------     --------     --------
Income before provision for income taxes                        1,943        7,559       12,230
Provision for income taxes                                        602        2,343        4,219
                                                             --------     --------     --------
Net income                                                   $  1,341     $  5,216     $  8,011
                                                             ========     ========     ========

     Earnings per share- basic and diluted                   $   0.10     $   0.40     $   0.61
                                                             ========     ========     ========
     Shares used in computing basic earnings per share         12,992       12,902       12,775
                                                             ========     ========     ========
     Shares used in computing diluted earnings per share       13,145       13,179       13,070
                                                             ========     ========     ========

The accompanying notes are an integral part of these financial statements

Consolidated Balance Sheets

                                                                                                   March 31,
(in thousands)                                                                           1999           1998
------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                      $  19,400      $  13,914
     Short-term investments                                                             9,934         19,493
     Accounts receivable                                                               30,086         26,958
     Unbilled receivables                                                              23,955         20,911
     Inventories                                                                       13,973         14,276
     Prepaid taxes and other                                                            3,963          1,919
                                                                                    ---------      ---------
         Total current assets                                                         101,311         97,471
                                                                                    ---------      ---------

Property and equipment at cost:
     Electronic test equipment                                                         50,557         46,768
     Furniture and fixtures                                                             4,021          3,887
     Leasehold improvements                                                             4,472          3,996
                                                                                    ---------      ---------
                                                                                       59,050         54,651
     Less: Accumulated depreciation and amortization                                  (46,385)       (40,516)
                                                                                    ---------      ---------
         Net property and equipment                                                    12,665         14,135
                                                                                    ---------      ---------
Other assets                                                                            1,087            535
                                                                                    ---------      ---------
                                                                                    $ 115,063      $ 112,141

Liabilities and Stockholders' Equity Current liabilities:
     Current maturities of long-term obligations                                    $      40      $      44
     Accounts payable                                                                  10,426         10,739
     Advance payments from customers                                                    2,738          1,909
     Accrued liabilities                                                                7,801          8,218
     Accrued income taxes                                                               3,961          3,462
                                                                                    ---------      ---------
         Total current liabilities                                                     24,966         24,372
                                                                                    ---------      ---------
Long-term obligations, less current maturities                                             73             41
                                                                                    ---------      ---------
Other long-term liabilities                                                               595            855
                                                                                    ---------      ---------
Commitments and contingencies (Notes 3 and 7)
Stockholders' equity:
     Common stock - par value $.01; 25,000 shares authorized; 13,067 and 12,975 shares issued and outstanding
       in 1999 and 1998, respectively                                                     131            130
     Paid-in capital                                                                   43,573         42,359
     Retained earnings                                                                 45,725         44,384
                                                                                    ---------      ---------
         Total stockholders' equity                                                    89,429         86,873
                                                                                    ---------      ---------
                                                                                    $ 115,063      $ 112,141


The accompanying notes are an integral part of these financial statements

Consolidated Statements of Stockholders' Equity

                                                                                                   Total
                                               Common Stock           Paid-In       Retained    Stockholders'
(in thousands)                              Shares        Amount      Capital       Earnings       Equity
---------------------------------------------------------------------------------------------------------
Balance, March 31, 1996                     12,656      $    127      $ 38,305      $ 31,157     $ 69,589
     Sale of common stock under
         Employee Stock Purchase Plan           67            --           959            --          959
     Sale of common stock under
         Employee Stock Option Plan            105             1           729            --          730
     Issuance of common stock
         as awards to employees                  5            --           102            --          102
     Tax benefits from employee
         stock transactions                     --            --           315            --          315
     Net income                                 --            --            --         8,011        8,011
                                          --------      --------      --------      --------     --------
Balance, March 31, 1997                     12,833           128        40,410        39,168       79,706
     Sale of common stock under
         Employee Stock Purchase Plan           91             1         1,198            --        1,199
     Sale of common stock under
         Employee Stock Option Plan             49             1           417            --          418
     Issuance of common stock
         as awards to employees                  2            --            50            --           50
     Tax benefits from employee
         stock transactions                     --            --           284            --          284
     Net income                                 --            --            --         5,216        5,216
                                          --------      --------      --------      --------     --------
Balance, March 31, 1998                     12,975           130        42,359        44,384       86,873
---------------------------------------------------------------------------------------------------------
     Sale of common stock under
         Employee Stock Purchase Plan          141             1         1,299            --        1,300
     Sale of common stock under
         Employee Stock Option Plan             36             1           290            --          291
     Issuance of common stock
         as awards to employees                  2            --            29            --           29
     Tax benefits from employee
         stock transactions                     --            --           484            --          484
     Repurchases of common stock               (87)           (1)         (888)           --         (889)
     Net income                                 --            --            --         1,341        1,341
                                          --------      --------      --------      --------     --------

Balance, March 31, 1999                     13,067      $    131      $ 43,573      $ 45,725     $ 89,429
                                          ========      ========      ========      ========     ========



The accompanying notes are an integral part of these financial statements

Consolidated Statements of Cash Flows

                                                                                        Year Ended March 31,
(in thousands)                                                              1999          1998          1997
-------------------------------------------------------------------------------------------------------------
Operating activities:
     Net income                                                         $  1,341      $  5,216      $  8,011
     Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                                     6,417         5,807         5,558
         Issuances of stock to employees under award plans                    29            50           102
         Change in provision for losses on receivables,
         contracts and inventories                                        (1,020)       (2,041)        1,388
         Loss on disposition of property and equipment                        56            20           305
     (Increase) decrease in assets:
         Receivables billed and unbilled                                  (5,594)       (1,549)      (11,803)
         Inventories                                                         745        (6,934)       11,446
         Prepaid taxes and other assets                                   (2,112)        2,021           724
     Increase (decrease) in liabilities:
         Accounts payable, advance payments and accrued liabilities          184         2,782         1,489
         Other long-term liabilities                                        (260)          (55)          (76)
         Accrued income taxes                                                499          (954)        1,463
                                                                        --------      --------      --------
         Net cash provided by operating activities                           285         4,363        18,607
                                                                        --------      --------      --------

Investing activities:
     Proceeds from maturities of short-term investments                   43,117        33,793        33,746
     Purchases of short-term investments                                 (33,558)      (28,212)      (44,693)
     Purchases of property and equipment                                  (5,003)       (5,852)       (5,501)
     Proceeds from sale of property and equipment                             --             3            25
                                                                        --------      --------      --------
         Net cash provided by  (used in) investing activities              4,556          (268)      (16,423)
                                                                        --------      --------      --------

Financing activities:
     Payments on capital lease obligations                                   (57)          (33)          (47)
     Repurchases of common stock                                            (889)           --            --
     Proceeds from transactions under stock plans                          1,591         1,617         1,689
                                                                        --------      --------      --------
         Net cash provided by financing activities                           645         1,584         1,642
                                                                        --------      --------      --------

Net increase in cash and cash equivalents                                  5,486         5,679         3,826
Cash and cash equivalents at beginning of year                            13,914         8,235         4,409
                                                                        --------      --------      --------

Cash and cash equivalents at end of year                                $ 19,400      $ 13,914      $  8,235
                                                                        ========      ========      ========

Supplemental Cash Flow Information:
Cash paid for:
     Interest                                                           $      7      $     19      $      7
     Income taxes                                                       $  1,878      $    942      $  1,736


The accompanying notes are an integral part of these financial statements

Notes to Consolidated Financial Statements

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company. Stanford Telecommunications, Inc. (the Company), incorporated in Delaware, designs, manufactures and markets advanced digital telecommunication products and systems to establish or enhance communications via satellites, terrestrial wireless and cable. The Company's technical strengths include: system design, communication waveforms, modulation and demodulation techniques, ASIC design Radio Frequency (RF) antennas and downconverters, software and firmware, Asynchronous Transfer Mode (ATM) design and advanced manufacturing techniques and processes. The Company's government revenues are generated from U.S. government contracts where the Company may be either the prime contractor or a subcontractor. The Company's commercial revenues include contract manufacturing revenues, sales of integrated circuits, circuit boards and subsystems, wireless broadband products, and development programs. In addition to the U.S. Government, the principle markets for the Company's products include telecommunications and electronics markets primarily located in the U.S.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year. The Company's fiscal year ending March 31, 1999 is comprised of one 14-week quarter (quarter ended June 30, 1998) and three 13-week quarters, each of which ends on the Thursday closest to the corresponding calendar quarter end. The Company's fiscal year 1998 consisted of four 13-week quarters. For convenience, the Company has presented its fiscal year as ending on March 31.

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

Cash Equivalents. The Company considers cash equivalents to be cash in the bank and money market accounts.

Short-term Investments. The Company's short-term investments consist of US Treasury securities that mature at various dates within one year. The Company classifies these securities as held-to-maturity and carries them at amortized cost. At March 31, 1999, the fair value of the Company's investments approximated amortized costs and, as such, unrealized holding gains were insignificant. At March 31, 1998 unrealized holding gains totaled $270,000.

Receivables. Accounts receivable as of March 31, 199, included a $3.9 million secured note receivable from one of the Company's customers. In January 1999, due to the customer's liquidity condition, the Company agreed to exchange it's trade receivables for a note receivable secured by an interest in certain of the customer's equipment with a historical cost of $13.4 million. The note bears interest at 10% per annum and matured on May 1, 1999. The Company's customer has paid $500,000 on May 1, 1999 and asked for an extension on the balance of this note. The Company is considering the requested extension. The Company provides a reserve for doubtful accounts where circumstances indicate that one is necessary. As of March 31, 1999 and 1998 the Company's reserve for doubtful accounts was $533,000 and $711,000, respectively.

Unbilled Receivables. Unbilled receivables represent differences between billings and revenues recognized. At March 31, 1999, approximately 62% of the unbilled receivables represent revenues recognized on fixed price contracts under the percentage-of-completion method of accounting which exceed the amounts that are billable according to contract terms and are expected to be significantly collected within one year. In general, the Company is authorized to bill between 75% to 100% of the costs expended on a contract. The remaining portion of unbilled receivables at March 31, 1999 represents timing differences for billings and revenues recognized on cost type contracts and differences between actual indirect rates and government approved billing rates. The indirect rates are not billable until approval of final indirect rates by the respective governmental agencies. The Company has received final indirect rate approval for charges through fiscal 1995.

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

                                                                  March 31,
     (in thousands)                                     1999           1998
     ----------------------------------------------------------------------
     Work-in-process                                $ 11,250      $ 11,176
     Finished goods                                    2,696         3,066
     Allocated general and administrative costs           83           136
     Less: Progress billings                             (56)         (102)
                                                    --------      --------
                                                    $ 13,973      $ 14,276
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

Accrued Liabilities .  Accrued liabilities consist of the following:

                                                                 March 31,
     (in thousands)                                        1999       1998
     ---------------------------------------------------------------------
     Compensation and employee benefits                  $6,500     $6,543
     Accrued contract cost                                  573        956
     Other                                                  728        719
                                                         ------     ------
                                                         $7,801     $8,218
                                                         ======     ======

Revenue Recognition. The Company principally uses the percentage-of-completion method of accounting for contract revenues. The percentage-of-completion method is based on total costs incurred to date compared with estimated total costs upon completion of contracts. Certain contracts provide for milestone billings which are recorded as revenues when the defined milestones are met. The Company recognizes revenues for standard, off-the-shelf products and certain commercial products upon shipment to the customer. The Company charges all losses on contracts to cost of sales in the period when the loss is known. The principal government agencies to which the Company sells are the Department of Defense
(DoD), NASA and the FAA. The DoD accounted for 34%, 33%, and 33% of total revenues in 1999, 1998 and 1997, respectively. The Company has a contract with another company whose Chief Executive Officer is a Board member of the Company. In fiscal year 1999, the Company has recognized $580,000 in revenues and $467,000 in cost of revenues related to this contract

Earnings Per Share. Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income by the diluted weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur upon exercise of outstanding stock options.

The following is a summary of the calculation of the number of shares used in calculating basic and diluted EPS:

     (in thousands)                             1999       1998       1997
     ---------------------------------------------------------------------
     Shares used to compute basic EPS         12,992     12,902     12,775
     Add effect of dilutive securities:
          Stock options                          153        277        295
                                              ------     ------     ------
     Shares used to compute diluted EPS       13,145     13,179     13,070
                                              ======     ======     ======

Options to purchase 679,000, 86,000 and 75,000 weighted shares outstanding during fiscal years 1999, 1998 and 1997 respectively were excluded from the computation of diluted EPS because the options' exercise prices were greater than the average market price of the Company's common stock during those years.

Comprehensive Income. Effective April 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. For fiscal years 1999, 1998 and 1997, the Company's net income was equal to comprehensive income as defined in SFAS 130.

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

NOTE 2. LINE OF CREDIT

On December 18, 1998, the Company amended its bank line agreement extending the expiration date until December 17, 1999. The Company has $15,000,000 in credit under this line, all of which is available at March 31, 1999. Under this line of credit the Company must maintain certain financial covenants. As of March 31, 1999, the Company was in compliance with all such covenants.

NOTE 3. COMMITMENTS

The Company leases its buildings and other equipment under noncancelable operating lease agreements that expire at various dates through 2009. The Company also leases certain office equipment under capital leases which expire during 2004. The terms of several of the Company's leases provide for deferral of cash rental payments over various periods. Rental expense under these agreements is recognized on a straight-line basis. As of March 31, 1999 the Company has accrued approximately $518,000 in related expense which is included in other long-term liabilities in the accompanying consolidated balance sheets. Approximate future minimum lease payments under these leases are as follows (in thousands):

         Year Ending March 31,           Operating Leases      Capital Leases
         --------------------------------------------------------------------
         2000                                    $5,098              $39
         2001                                     4,976               26
         2002                                     3,501               25
         2003                                     3,553               24
         2004                                     3,045                4
         Thereafter                               9,631               --
                                                -------            -----
         Total minimum lease payments           $29,804              118
                                                =======
         Less: interest                                               (5)
                                                                   -----
                                                                     113
         Less:current portion                                        (40)
                                                                    $ 73

Lease payments and other rental expenses charged to operations totaled approximately $5,675,000, $4,676,000, and $4,279,000 for the years ended March 31, 1999, 1998 and 1997, respectively. During 1999, 1998, and 1997 the Company acquired equipment under capital leases in the amounts of $85,000, $41,000, and $30,000, respectively.

NOTE 4. RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees. Amounts contributed are based on a percentage of eligible employees annual compensation. Percentages contributed equaled 3% in 1999, 3% in 1998 and 4% in 1997. The Company's contributions totaled approximately $1,645,000 in 1999, $1,403,000 in 1998, and $1,566,000 in 1997. The Plan also permits eligible employees to make voluntary before-tax salary deferral contributions.

5.   Income Taxes

The provision for income taxes charged to operations was comprised of the following:

                                                            Year Ended March 31,
(in thousands)                                    1999         1998         1997
--------------------------------------------------------------------------------
Provision for (benefit from) income taxes:
Current
     Federal                                   $ 1,140      $1 ,570      $ 3,602
     State                                         111          176          555
Deferred, net
     Federal                                      (772)         647           96
     State                                         123          (50)         (34)
                                               -------      -------      -------
     Net tax provision                         $   602      $ 2,343      $ 4,219
                                               =======      =======      =======

The provision for income taxes for the three years ended March 31, 1999 differs from the U.S. statutory rate principally as follows:

                                                   Year Ended March 31,
                                               1999      1998      1997
------------------------------------------------------------------------
                                                  %         %         %
Statutory Federal income tax rate              34.0      34.0      35.0
State income taxes, net of Federal benefit      1.5       1.5       2.8
Research and development credits               (3.8)     (7.3)     (3.6)
Other                                          (0.7)      2.8       0.3
                                               ----      ----      ----

Effective income tax rate                      31.0      31.0      34.5
                                               ====      ====      ====

The major components of deferred tax assets and liabilities consisted of the following:

                                                                    Year Ended March 31,
(in thousands)                                                         1999         1998
----------------------------------------------------------------------------------------
Reserves and accruals not currently deductible for tax purposes     $ 3,134      $ 3,235
Tax credits                                                             520          373
Accelerated depreciation                                                729          223
                                                                    -------      -------
     Total deferred tax asset                                         4,383        3,831
Percentage of completion contract accounting                           (513)        (610)
                                                                    -------      -------
Net deferred tax asset                                              $ 3,870      $ 3,221
                                                                    =======      =======

The $3,870,000 net deferred tax asset as of March 31, 1999 was allocated on the accompanying consolidated balance sheets with $729,000 included in other assets, and $3,141,000 included in prepaid taxes and other.

NOTE 6. COMMON STOCK

In August 1998, the Board of Directors authorized a plan to repurchase the Company's common stock in open-market transactions. The plan authorizes the purchase of up to 1,000,000 shares of STII Common Stock. Since the authorization of this plan, the Company repurchased 86,500 shares in open market transactions at an average price of $10.27 per share.

On January 29, 1997, the Company's Board of Directors declared a two-for-one split of the Company's common stock effected in the form of a 100% stock dividend distributed on February 28, 1997 to stockholders' of record as of February 10, 1997. Approximately 6.4 million shares of common stock were issued in connection with the split. The stated par value of each share was not changed from $.01. A total of $64,000 was reclassified from the Company's paid-in capital account to the Company's common stock account. All share and per share amounts included in these financial statements have been restated to retroactively reflect the stock split.

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

The Company's Stock Option Plan provides for the issuance of either incentive or non-qualified options to employees and certain non-employee directors. Incentive options can be granted at an exercise price not less than fair market value of the stock on the date of grant. Non-qualified options can be granted at an exercise price not less than 85% of the fair market value of the stock on the date of the grant. Options granted under the Plan generally vest 25% one year after the date of grant and ratably thereafter over three years and options generally expire ten years from the date of grant. The Plan will expire in the year 2001.

Information with respect to this plan is as follows:

                                               Stock Option Plan
                                  ---------------------------------------------
                                    Available                      Average
                                    for Grant     Outstanding   Option Prices
-------------------------------------------------------------------------------
     Balance at March 31, 1996      1,143,830         697,366      $ 7.49

     Granted                         (375,300)        375,300      $16.54
     Exercised                             --         (64,534)     $ 7.65
     Terminated                        45,711         (45,711)     $10.39
                                   ----------      ----------      ------
     Balance at March 31, 1997        814,241         962,421      $10.92

     Granted                         (167,900)        167,900      $16.57
     Exercised                             --         (49,409)     $ 8.51
     Terminated                        45,222         (45,222)     $13.08
                                   ----------      ----------      ------
     Balance at March 31, 1998        691,563       1,035,690      $11.85

     Granted                         (558,350)        558,350      $14.91
     Exercised                             --         (35,812)     $ 8.11
     Terminated                        35,400         (35,400)     $15.67
                                   ----------      ----------      ------
     Balance at March 31, 1999        168,613       1,522,828      $12.97
                                   ==========      ==========      ======

Under the Stock Option Plan the options outstanding on March 31, 1999 were as follows:

                                    Options Outstanding                               Options Exercisable
                                    -------------------                               -------------------
 Range of Exercise      Number       Weighted Average         Weighted Average      Number       Weighted Average
      Prices         Outstanding         remaining               Exercise        Exercisable         Exercise
                                     Contractual Life             Price                               Price
                                         In Years
-----------------------------------------------------------------------------------------------------------------
  $2.50 - $ 7.38       322,870              4.52               $    6.85           309,199         $      6.82
  $7.88 - $13.63       235,008              3.18               $    9.65           198,508         $      9.14
 $14.25 - $14.25       342,100              9.99               $   14.25                --                  --
 $14.38 - $16.00       382,250              8.13               $   15.46           102,350         $     14.84
 $16.75 - $31.50       240,600              7.65               $   18.66           160,300         $     19.37
                     ----------             ----               ---------           -------         -----------
           Total     1,522,828              6.94               $   12.97           770,357         $     11.10

Pro Forma Information. The Company applies APB No.25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensatory plans (the Plans) described above. Accordingly, no compensation cost has been recognized for the Plans.

 If compensation cost for the Plans had been determined consistent with SFAS No.123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below):

(in thousands except per share data)                            1999           1998          1997
------------------------------------------------------------------------------------------------
Net income as reported                                    $   1,341      $   5,216     $   8,011
Pro forma (loss) net income                               $     (32)     $   4,037     $   6,755
Basic and diluted earnings per share as reported          $    0.10      $    0.40     $    0.61
Pro forma basic and diluted (loss) earnings per share     $   (0.00)     $    0.31     $    0.52

Because the method of accounting prescribed by SFAS No.123 has not been applied to options granted prior to April 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option pricing model with the following assumptions used for fiscal years 1999, 1998 and 1997: risk-free interest rates of approximately 5.3% for 1999, 6.6% for 1998 and 6.0% for 1997, dividend yields of 0%, volatility factor of the expected market price of the Company's common stock of 74%, and a weighted average expected life of an option of approximately three years. The weighted average fair values of options granted in fiscal years 1999, 1998 and 1997 respectively were $8.03, $8.33 and $7.34.

Under an Employee Stock Purchase Plan, the Company makes offerings of its common stock to its employees at such time and of such duration as its Board determines. A total of 700,000 shares of common stock has been reserved for issuance. In fiscal years 1999, 1998 and 1997, the Company has sold 140,883 shares, 90,631 shares and 66,512 shares. The weighted average fair value of such shares for fiscal years 1999, 1998 and 1997 were $3.88, $4.88 and $5.27 respectively. As of March 31,1999, 234,318 shares remained available for purchase.

NOTE 7. LITIGATION AND CONTINGENCIES

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

NOTE 8.            SEGMENT REPORTING

On March 31, 1999 Stanford Telecommunications, Inc. adopted statement of Financial Accounting Standard (SFAS) Number 131 "Disclosures about segments of an Enterprise and Related Information." SFAS 131 establishes standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker when deciding how to allocate resources and when assessing performance. The Company's chief operating decision making group is the Executive Staff, which is comprised of the Chief Executive Officer and Executive Vice Presidents. The adoption of SFAS 131 did not have a material effect on the company's primary financial statements, but has expanded the disclosure of segment information contained elsewhere herein.

The Company classifies its business into three operating segments: Base Business, Wireless Broadband and Contract Manufacturing. Base Business consists of multiyear hardware and software engineering services for data and voice communications systems. Wireless Broadband consists of the development and production of products for two-way transmission of high-speed digital data and voice. Contract Manufacturing provides manufacturing services for both the Company's products as well as products for other companies. Stanford Wireless Broadband Inc., consists of Contract Manufacturing and Wireless Broadband segments.

Information as to the operation of the company in different business segments is set forth below based on the nature of the products and services offered. The company evaluates performances based on several functions of which the primary financial measure is business segment operating income. The accounting polices of the segments are the same as those described in the summary of significant accounting policies within the notes within the consolidated financial statements. Intersegment sales are generally accounted for at cost.

The following summarize selected financial information by segment:

                                                                                                 Non Segment
                                               Base          Wireless            Contract          Property, Plant
                                             Business        Broadband         Manufacturing         & Equipment      Total
----------------------------------------------------------------------------------------------------------------------------
Operating Segments
1999
Revenues before elimination                   $138,777       $  3,543               $ 31,236                        $173,556
Revenues-Other segments                        (3,837)           (58)                (4,256)                         (8,151)
Revenues-Unaffiliated customers                134,940          3,485                 26,980                         165,405
Operating Income (loss) (1)                     15,599       (12,203)                (3,333)                              63
Property Plant and Equipment                     7,153          2,423                  2,301               $788       12,665
Capital Expenditures                             3,183          1,297                    130                393        5,003
----------------------------------------------------------------------------------------------------------------------------
1998
Revenues before elimination                    127,596          2,571                 30,625                         160,792
Revenues-Other segments                        (2,423)             --                (5,109)                         (7,532)
Revenues-Unaffiliated customers                125,173          2,571                 25,516                         153,260
Operating Income (loss) (1)                     16,210        (7,371)                (3,176)                           5,663
Property Plant and Equipment                     7,747          2,079                  3,464                845       14,135
Capital Expenditures                             2,834          1,209                  1,457                352        5,852
----------------------------------------------------------------------------------------------------------------------------
1997
Revenues before elimination                    133,997          2,047                 40,556                         176,600
Revenues-Other segments                        (3,136)             --                (6,462)                         (9,598)
Revenues-Unaffiliated customers                130,861          2,047                 34,094                         167,002
Operating Income (loss) (1)                     14,980        (4,315)                    229                          10,894
Property Plant and Equipment                     8,331          1,452                  3,370                960       14,113
Capital Expenditures                          $  3,086       $    636               $  1,126               $653     $  5,501

The Company's assets are located in the United States. Through March 31, 1999, the Company has derived its revenues primarily from customers located in the United States.

(1) Operating Income of $63,000, $5.7 million and $10.9 million in fiscal years 1999, 1998 and 1997 include intracompany eliminations of profit of approximately $0.3 million, $0.5 million and $0.4 million respectively, related to the Contract Manufacturing segment.

Selected Consolidated Financial Data

(in thousands, except for per share data)                   1999        1998          1997         1996         1995
---------------------------------------------------------------------------------------------------------------------
SUMMARY OF CONSOLIDATED OPERATIONS
Revenues                                                $165,405     $153,260     $167,002     $145,100     $114,384
Operating income                                              63        5,663       10,894        8,444        1,620
Net income                                                 1,341        5,216        8,011        6,173          131
Earnings per share - basic and diluted                      0.10         0.40         0.61         0.49         0.01
Shares used in computing basic earnings per share         12,992       12,902       12,775       12,556       12,408
Shares used in computing diluted earnings per share       13,145       13,179       13,070       12,702       12,484

CONSOLIDATED FINANCIAL POSITION
Current assets                                          $101,311     $ 97,471     $ 89,131     $ 76,152     $ 71,994
Current liabilities                                       24,966       24,372       22,721       19,657       24,035
Working capital                                           76,345       73,099       66,410       56,495       47,959
Current ratio                                                4.1          4.0          3.9          3.9          3.0
Property and equipment, net                               12,665       14,135       14,113       14,500       15,608
Total assets                                            $115,063     $112,141     $103,518     $ 90,948     $ 88,005
Long-term debt                                                73           41           30           85          161
Stockholders' equity                                      89,429       86,873       79,706       69,589       62,097
Common stock outstanding                                  13,067       12,975       12,833       12,656       12,468
Book value per share                                    $   6.84     $   6.70     $   6.21     $   5.50     $   4.98

CONSOLIDATED QUARTERLY RESULTS

Statements of Operations Data. The following table presents the Company's consolidated financial results by quarter for fiscal years 1999, 1998 and 1997. These consolidated quarterly financial results are unaudited. In the opinion of management, however, they have been prepared on the same basis as the audited financial information and include all adjustments necessary for a fair presentation of the information set forth therein. The consolidated operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.

(in thousands except per share data)                                                        1999
-------------------------------------------------------------------------------------------------
                                             1st Quarter  2nd Quarter  3rd Quarter    4th Quarter
-------------------------------------------------------------------------------------------------
Revenues                                        $ 44,362     $ 40,705     $ 37,132      $ 43,206
Gross profit                                       9,443        7,981        7,276         9,394
Net income (loss)                                  1,039          342         (479)          439
Earnings (loss) per share-basic and diluted     $   0.08     $   0.03     $  (0.04)     $   0.03

                                                                                            1998:
-------------------------------------------------------------------------------------------------
Revenues                                        $ 35,331     $ 36,838     $ 40,713      $ 40,378
Gross profit                                       8,901        9,373        9,935         8,422
Net income                                         1,382          928        1,577         1,329
Earnings per share-basic and diluted            $   0.11     $   0.07     $   0.12      $   0.10

                                                                                            1997:
-------------------------------------------------------------------------------------------------
Revenues                                        $ 40,843     $ 41,058     $ 42,028      $ 43,073
Gross profit                                       8,850       10,169        9,723        10,828
Net income                                          ,888        1,911        1,960         2,252
Earnings per share-basic and diluted            $   0.14     $   0.15     $   0.15      $   0.17

SELECTED COMMON STOCK DATA

Stanford Telecommunications, Inc. Common Stock was offered to the public on October 6, 1983, and since that date has been traded on the NASDAQ stock market under the symbol STII. During January 1994, the Company completed a secondary offering of its common stock. On February 28, 1997 the Company distributed a two-for-one split of the Company's common stock to stockholders' of record as of February 10, 1997. The price per share reflected in the table represents the closing prices in the NASDAQ National Market System. The quotations represent inter-dealer quotations, without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

The Company has not paid cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business. A covenant under the current Line of Credit would require prior approval of any cash dividend by the Bank.

On March 31, 1999, there were approximately 1,793 holders of record of the Company's Common Stock.

                                 1999                         1998
                                 ----                         ----

Fiscal year               High         Low            High           Low
----------------------------------------------------------------------------
First Quarter             19           11 13/16        20 1/4       14 1/8
Second Quarter            15 1/2        8 1/2          28           15
Third Quarter             14 11/16      6 7/8          26           15
Fourth Quarter            18 1/4       11 25/32        20 1/2       14


NASDAQ TRADING VOLUME

Fiscal 1999  -16,945,029 shares  / Fiscal 1998  -20,213,599 shares


NASDAQ MARKET MAKERS

Oppenheimer & Co Inc. .

Mayer & Schweitzer Inc.

Weeden & Co. Inc.

John G. Kinnard & Co., Inc.

Knight Securities L.P.

Dain Rauscher Inc.

Sherwood Securities

Troster Singer Corp.

Herzog, Heine, Geduld, Inc.

Sutro & Co. Inc.